CapLease
The Net Lease Company

OUR PORTFOLIO IS THE CORNERSTONE

Sustainable Returns Through High Quality Real Estate Investments


Nestlé
941
Cadbury Schweppes
Science and Technology Center
Federal Bureau of Investigation

2008 Annual Report

SUSTAINABLE RETURNS THROUGH HIGH QUALITY REAL ESTATE INVESTMENTS.

CapLease is a diversified real estate investment trust, or REIT, that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants. We focus primarily on properties that are subject to a net lease, or a lease that requires the tenant to pay all or substantially all expenses normally associated with the ownership of the property, such as utilities, taxes, insurance, and routine maintenance.

OUR CORE INVESTMENT STRATEGIES:

- **Investing in High Credit Quality Cash Flows.** We invest primarily in owned real properties and real estate loans where the underlying tenant is a high credit quality large public company or its significant operating subsidiary.
- **Long-Term Assets Held for Investment.** We invest in commercial real estate assets subject to long-term leases. As of December 31, 2008, the weighted average underlying tenant remaining lease term on our portfolio was approximately 10 years.
- **Flexible Investment Approach.** We invest at all levels of the single tenant property capital structure – equity, debt, mezzanine – but remain flexible within that structure, investing where we see the greatest market opportunity to earn attractive returns. Owned properties comprised approximately 79% of our portfolio at December 31, 2008.
- **Stringent Underwriting Process.** We maintain a comprehensive underwriting and due diligence process that is overseen by our seven-member investment committee that reviews and approves each transaction prior to funding and all portfolio divestitures.
- **Finance with Long-Term Fixed Rate Debt.** We seek to borrow against, or finance, our assets with long-term fixed rate debt, effectively locking in the spread we expect to generate on our assets.

REVENUES

(in millions)



$73
$125
$173
$185
2005
2006
2007
2008

FUNDS FROM OPERATIONS (1)

(per share)



$0.57
$0.93
$1.03
$0.64
$1.10 (2)
2005
2006
2007
2008

(1) We use the NAREIT definition for FFO, which for us means net income allocable to common stockholders (in accordance with GAAP) plus depreciation and amortization and minority interest in our operating partnership. For a reconciliation of 2008 FFO to net income, see the attached Form 10-K in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Before non-recurring charges of $0.46 per share, primarily comprised of $0.43 per share of hedge-related charges.





Dear Stockholder:

Last year was unquestionably the most challenging I have faced since forming CapLease 15 years ago with my partners Bill Pollert, our President, and Shawn Seale, our Chief Financial Officer. Each and every month of 2008 seemed to bring some new financial calamity as the world financial system unraveled with frightening speed and ferocity, culminating in a near collapse of the equity markets at the end of the year.

As each asset class came under sustained attack, it became our turn in the public commercial real estate industry in the fourth quarter. On September 19, the RMZ – the benchmark U.S. REIT index of which CapLease is a member – stood at 913. By November 20, it had plummeted 64% to 330, and it fell even further in the first quarter of 2009 to below 300. No REIT was spared regardless of portfolio quality, and our stock was not immune to the downdraft.

While the depth of the financial crises and the massive global economic fallout were unanticipated, my letter to you last year made clear that we expected 2008 to be a tough year, and we prepared your company to weather the storm. The cornerstone of our business is the very solid $2.1 billion portfolio of well located single tenant commercial real estate that we built conservatively since going public in 2004. In our owned property portfolio (which makes up about 80% of the total portfolio), nearly every tenant we have is rated investment grade and they have the type of credit quality that gives us confidence in their ability to perform under their leases through the current recession and in the years to come. The calculus is compelling and very simple: No matter the economic environment, the contractual rent our tenants pay allows us to meet our obligations under the mortgages on those properties and generates free cash flow that we can use in the business and distribute to you in the form of cash dividends.

PORTFOLIO MAKEUP
(in billions)

Investments	2008
Owned Properties	$1.66
Debt Investments	$0.45
Total	**$2.1**


$2.1
79%
21%



THE CORNERSTONE OF OUR BUSINESS IS THE VERY SOLID $2.1 BILLION PORTFOLIO OF WELL LOCATED SINGLE TENANT COMMERCIAL REAL ESTATE THAT WE BUILT CONSERVATIVELY SINCE GOING PUBLIC IN 2004.





That solid portfolio drives profitability and earnings predictability even when the macro environment is in turmoil. Revenues were UP in 2008 by 7% to just over $185 million. Our funds from operations, or "FFO" in REIT-speak, was $0.64 per share. FFO was $1.10 per share exclusive of $0.46 per share of net non-recurring charges, which was at the high end of the guidance range we set back in February 2008, and which compares favorably to the $1.03 per share in FFO we reported in 2007. And that predictability should continue in 2009 and beyond. Inclusive of the revenue and associated earnings reduction expected when one of our tenants vacates a property as anticipated this summer, we nonetheless expect to generate FFO of between $0.91 and $0.96 per share this year. As usual, our FFO estimates reflect a variety of assumptions discussed in our most recent earnings release, dated February 26, 2009.

CAPITAL PRESERVATION AND STRENGTHENING THE BALANCE SHEET

While we have no control over the global economic climate, we paid attention in 2008 to the things we could control, focusing on the liability side of the balance sheet. In looking at the year overall, we made solid progress on a number of fronts to lower leverage, improve ongoing liquidity, lengthen our debt maturities and otherwise further strengthen our financial position. We converted our one-year secured bank line into a $250 million term facility which, provided we meet certain conditions, may be extended until April 2011. We raised $20 million of common equity in 2008 at an average price approaching $8.00 per share and used much of that capital – along with cash from operations – to lower our debt by $64 million, including reducing the outstanding balance on the term facility by about 20%, or close to $44 million.

As the world financial crises intensified greatly in November, our single open interest rate hedge position ceased to perform effectively and we opted to close it. While this decision was costly in the short term and negatively impacted our fourth quarter results, it was the right thing to do, since by closing the hedge we removed a very significant and suddenly unusually volatile position that would have strained our liquidity going forward. In our 15-year history, this was only the second time we had ever closed an open interest rate hedge due to market dislocations (the other was in 1998), as these instruments generally are not volatile and are designed merely to protect against movements in underlying interest rates before we permanently finance identified assets.

As part of our focus on capital preservation, another tough decision we made was to reduce the dividend. In normal economic conditions, when we are growing and financing markets remain available, we have many sources of external capital to access to fund the company's investing, financing and other activities, and so payment of a dividend above the statutory minimum requirements makes sense. However, with capital sources throughout the commercial real estate markets frozen, we need to be able to retain earnings from the assets we own to reduce debt and operate the business in the best long-term interest of our stockholders. Therefore, as we came to recognize that the credit markets were not likely to thaw anytime soon, we made the prudent decision to reduce the current annual cash dividend level to $0.20 per share, saving us approximately $28 million per year.

FOR THE MOST PART, A SINGLE INVESTMENT GRADE TENANT OCCUPIES THE PROPERTY AND PAYS A FIXED AND OFTEN RISING RENT OVER A LONG LEASE TERM.



This cash will enhance our liquidity so we can both meet our scheduled obligations and have funds on hand to deploy on an opportunistic basis. We expect that throughout the remainder of 2009, the best opportunities will be in buying back our own debt in the open market at a significant discount to the face amount. This activity is a true "win-win" for stockholders as it is accretive, lowers leverage and increases book value. We took advantage of some of that opportunity at the end of the fourth quarter of 2008 and the very beginning of the first quarter of 2009 by buying back $8.7 million of our convertible notes callable in 2012 for a total cost of about $3.3 million, or a discount of 62.6%, for an annualized yield to maturity of around 40%. That's better than a two-for-one sale at the mall. We expect to make additional discounted purchases of our outstanding debt as the year progresses.

OUR LIABILITY STRUCTURE REFLECTS OUR PREDICTABLE CASH FLOW

Given the intense scrutiny that nearly all public real estate companies are facing with respect to leverage and maturities, it is worth a few moments to provide some comfort to you on how we have conservatively structured CapLease's debt obligations. The first thing to remember is that we are investors in net lease commercial real estate where, for the most part, a single investment grade tenant occupies the property and pays a fixed and often rising rent over a long lease term (in our case, the average remaining lease term across our portfolio is ten years). Further, with the exception of our U.S. Government-occupied properties, those tenants generally also pay or reimburse us for substantially all of the operating expenses at the property, including property taxes, maintenance and insurance. The result is that our rental revenue line is very predictable – unlike at a hotel company, for example, where the "rental" revenue line resets daily.

Our liability structure reflects these high quality predictable cash flows. The properties we own are, for the most part, financed with long-term, fixed rate non-recourse traditional amortizing first mortgages. These appear on the balance sheet as "mortgages on real estate investments" and totaled $972 million at the end of the year, with an average effective rate of 5.6%. The benefit of having each property financed on a property-by-property basis (non-recourse) is that the lender on that property can generally only look to that property for repayment of the loan and not to any of CapLease's other assets.

Our net lease mortgage portfolio is financed in much the same manner. We have two 10-year fixed rate term facilities that appear on the balance sheet: a "collateralized debt obligation" in the amount of $268 million with an effective rate of 5.7%, and a "secured term loan" of $124 million with an effective rate of 6%. These two facilities also amortize and are non-recourse to the parent company. A very brief note on our collateralized debt obligation: Our CDO is not in any way like the toxic CDOs you may have read about. Rather, it is a flexible and simple on-balance sheet fixed rate borrowing completed in 2005 that is backed primarily by net lease loans and properties we acquired in the ordinary course of our business. Those assets are of very high credit quality and have performed flawlessly since our CDO was closed in March 2005.

Like most companies, we also have some corporate-level recourse debt, both secured and unsecured. The largest of these is our $250 million term bank financing that I described earlier, which has roughly $186 million currently outstanding. The term loan is secured by about $260 million of our assets by carry value, is amortizing and has a current effective rate of about 3.5%. This facility is our only floating rate debt and is priced at 2.5% above the 30-day LIBOR rate.


DIVERSE PORTFOLIO OF OWNED PROPERTIES
Warehouse
20%
11%
Retail
13%
GSA (U.S. Government)
1%
Industrial
50%
5%
Office/Warehouse
1%
Other
Office


INVESTING IN HIGH QUALITY CASH FLOWS (1)
A- or A3 or above
Below A- or A3
44.3%
33.6%
9.5%
12.2%
.4%
Non-investment grade rating
Implied investment grade rating
Unrated

(1) Reflects tenant's or lease guarantor's actual or implied senior unsecured credit rating from Standard & Poor's.

The other two corporate-level obligations are unsecured. The first is our "convertible senior notes," of which – as of this writing – $66 million of the original $75 million remains outstanding. This debt is callable by the note holders in October 2012, and carries a fixed effective rate of 8.2%. The second class of unsecured debt consists of subordinate trust preferred notes, entitled "other long-term debt" on the balance sheet, which have $30 million outstanding due in January 2036, with a fixed effective rate of 8.3% through January 2016. Our recourse debt does not have significant financial covenants, and we are in compliance – and fully expect to remain in compliance – with all of these agreements.

The stable, low-cost and long-term nature of our borrowings is as important to understanding CapLease as the stability and long-term nature of our assets. These very favorable liability structures could not be replaced in today's frozen markets and will continue to benefit us for years to come. As in 2008, in 2009 our focus will continue to be on managing our recourse liabilities (while our non-recourse loans continue to amortize over time), with the goal being to extend term even further where we can while simultaneously reducing our overall borrowing levels.

EXCEPTIONAL PORTFOLIO QUALITY

When I wrote my letter last year, I emphasized the credit quality and business diversity of our holdings, including our top ten tenants that make up 50% of the overall portfolio. The good news is that we have the same top ten tenants today as we did a year ago and their investment grade ratings remain unchanged, with an average S&P rating of A+. With the exception of the U.S. Government (rated AAA) at 10.3% and Nestlé Holdings (rated AA) at 9.4%, we have no portfolio credit exposures greater than 4.4% of our assets.

We are also well diversified by property type, with about 50% of our properties being office buildings, 20% warehouse and only 11% leased to retail. While retailers overall have struggled, our retail exposures are concentrated in investment grade companies that provide consumer essentials such as the drug retailer CVS Corporation and the grocers The Kroger Co. and Koninklijke Ahold, N.V. (the owner of Stop & Shop). We are also well diversified geographically with our owned properties in 26 states. Just to be clear, our portfolio is not in distress, is over 99% occupied and will continue to provide predictable revenues in the years ahead.

It is also worth a moment to pause so I can re-emphasize the major benefits of having long-term leases in place with an average of ten years until lease maturity, especially to investment grade tenants, which is particularly important during this recession and amid the well publicized concerns regarding commercial real estate. With the exception of a single property, in the near term, we are not facing any significant scheduled lease rollovers in our portfolio. What this means generally is that we are not facing significant capital expenditures for re-tenanting costs, lost rent, rent reductions, vacant property carrying costs, lower tenant space requirements and other challenges that come from having to lease up space in a difficult recessionary environment.



FEDERAL BUREAU

OUR PORTFOLIO WILL CONTINUE TO PROVIDE PREDICTABLE REVENUES IN THE YEARS AHEAD.

RATINGS OF TOP 10 TENANTS BY INVESTMENT VALUE

(50% of total investments)


Aon Corporation 4.1%
AMVESCAP PLC 3.3%
CVS Corporation 2.9%
Nestlé Holdings, Inc. 9.4%
TJX Companies, Inc. 4.4%
AAA
AA
A+
A
A-
BBB+
BBB-
U.S. Government 10.3%
Lowe's Companies, Inc. 4.2%
Tiffany & Co. 3.7%
The Kroger Co. 4.2%
Koninklijke Ahold, N.V. 3.6%




BIRMINGHAM

LOOKING FORWARD

Driven by the credit quality of our assets, our portfolio continued to perform steadily in 2008, and that is reflected in the shareholder equity on the balance sheet. That said, the public value of our company declined very meaningfully in the fourth quarter alongside both the REIT and broader equity markets. It doesn't really matter how much our share price decline is a result of external market forces beyond our control, versus how much is a result of decisions we made or didn't make as a management team at the company level. I manage the company and I accept responsibility.

Your management team owns a significant amount of stock, and we have felt the severe sting of the share price declines and dividend reduction alongside all of you. Over the years, each of us has sold very little – if any – of our stock holdings, and each of us has a very significant portion of our net worth invested in CapLease. We are aligned with your interests and as motivated and determined as ever to guide CapLease through this storm.

At CapLease, we enjoy a loyalty in our staff that would be the envy of many businesses. A significant number of our employees have been with us for 10 years or longer, as together we built CapLease from little more than a basement start-up company in 1994, through our IPO five years ago to today, where we own $2.1 billion in high quality long-term assets. These twenty employees (two less than at our IPO) who work for you are well recognized in the industry as being among the best in our business. They are working as intensively as ever on asset management, financing opportunities, strategic initiatives and the myriad of other tasks both large and small attendant to running a public company. Our human resources are, I believe, the most valuable asset the company has, and together this dedicated team will find a way to not only survive this downturn but also be the engine of future growth.

What happens next? I don't know with any more precision than the ubiquitous talking heads on television when the broader economy or commercial real estate will recover, although it sure feels like 2009 is going to be a very tough year for both. This is no garden-variety recession, and we are in the midst of what is likely to be a "reset" of the global financial system – which in the long run is probably a good thing. This reset will inevitably have an impact on commercial real estate, as financing in the near future will be at lower levels requiring greater equity.

Despite the hysteria in the media and although obviously under stress as a result of the broader economic slowdown, commercial real estate isn't the primary problem. Most commercial buildings in the U.S. continue to be occupied by rent-paying tenants, and commercial mortgage defaults remain below 2% (though they will surely rise). The main problem, like so many others, lies with the financing markets. Securitization markets are shut down and banks have no money to lend. When that occurs, otherwise healthy commercial real estate properties can get sucked under as loans coming due cannot be refinanced and a severe negative feedback loop is set up. However, commercial real estate is a vital part of the global economy and requires a dynamic and vibrant financial system to be successful, including a revived commercial mortgage-backed securities market or some equivalent thereof. I firmly believe that all market participants understand this – including the U.S. Government, most importantly – and that the programs being put in place today, along with what will be a painful shakeout for some, will return commercial real estate financing to health perhaps more quickly than we dare believe today.

While I don't know the timing of a recovery, what I do know is that in the last 100 years, the U.S. has faced significantly more dire circumstances than we find ourselves in today: the two world wars, the Great Depression in the 1930s and rampant inflation in the late 1970s, just to mention a few. After each and every one of those events and the more numerous recessions and assorted domestic and global crises we have endured, the U.S. economy has rebounded to greater heights, and that strength has been manifested in commercial real estate values. This period will be no different.

We believe the companies that occupy the desirably located buildings we own will need them as they continue to grow their businesses, and if those companies don't need them, others will. Further, as the economy regains its footing in the years ahead, companies will begin to expand again and they will need real estate to do so. The single tenant net lease business has been around for at least 50 years, and we believe it will be around for many more years to come. Indeed, I remain very optimistic that as we emerge from this recession, there will be tremendous opportunities available to us at CapLease. We have done what we can to protect your company over the difficult past 18 months, and we will continue to do so in 2009. CapLease has the solid, conservatively underwritten asset base, strong financing, industry expertise and management dedication necessary for your company to thrive in the years ahead.

I want to direct my personal thanks to our team for their continued dedication, and to our many stockholders who have held our stock for a long time and continue to express your support. We also have quite a number of new stockholders, to whom I extend a warm welcome. New or old, I look forward to interacting with many of you in the year ahead as you express your ideas and advice. Our door is always open.

I REMAIN VERY OPTIMISTIC THAT AS WE EMERGE FROM THIS RECESSION, THERE WILL BE TREMENDOUS OPPORTUNITIES AVAILABLE TO US AT CAPLEASE.



Paul McDowell
Chief Executive Officer
March 31, 2009

FORM 10-K

TABLE OF CONTENTS

Note: Items 10, 11, 12, 13 and 14 are incorporated by reference herein from the Proxy Statement.

Except where otherwise indicated or where the context is clear, the portfolio statistics in Items 1 and 1A of this Form 10-K represent or are calculated from our carry value for financial reporting purposes before depreciation and amortization. With respect to our loan portfolio, we have adjusted our carry value to exclude a $0.5 million general loss reserve.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number 001-32039

CAPLEASE, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	**52-2414533** (I.R.S. Employer Identification No.)
1065 Avenue of the Americas, New York, NY 10018 (Address of Principal Executive Offices and Zip Code)	**(212) 217-6300** (Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common stock, $0.01 par value	New York Stock Exchange
8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2008, the aggregate market value of the common stock, $0.01 par value per share, of CapLease, Inc. ("Common Stock"), held by non-affiliates (outstanding shares, excluding shares held by executive officers and directors) of the registrant was approximately $324 million, based upon the closing price of $7.49 on the New York Stock Exchange on such date.

As of February 17, 2009, there were 47,391,790 shares of Common Stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the registrant's 2009 Annual Meeting, to be filed within 120 days after the close of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Part I.

Item 1. Business.

Explanatory Note for Purposes of the "Safe Harbor Provisions" of Section 21E of the Securities Exchange Act of 1934, as amended

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which involve certain risks and uncertainties. Our actual results or outcomes may differ materially from those projected. Important factors that we believe might cause such differences are discussed in Item 1A (Risk Factors) of this Form 10-K or otherwise accompany the forward-looking statements contained in this Form 10-K. In assessing all forward-looking statements, readers are urged to read carefully all cautionary statements contained in this Form 10-K.

OVERVIEW

We are a diversified real estate investment trust, or REIT, that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants. We focus on properties that are subject to a net lease, or a lease that requires the tenant to pay all or substantially all expenses normally associated with the ownership of the property, such as utilities, real estate taxes, insurance and routine maintenance. We also continue to be opportunistic and have made and expect to continue to make investments in single tenant properties where the owner has exposure to property expenses when we determine we can sufficiently underwrite that exposure and isolate a predictable cash flow.

We have two complimentary business lines: owning single tenant properties and making first mortgage loans and other debt investments on single tenant properties. Tenants underlying our investments are primarily large public companies or their significant operating subsidiaries and governmental entities with investment grade credit ratings, defined as a published senior unsecured credit rating of BBB-/Baa3 or above from one or both of Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's"). We also imply an investment grade credit rating for tenants that are not publicly rated by S&P or Moody's but (i) are 100% owned by an investment grade parent, (ii) for which we have obtained a private investment grade rating from either S&P or Moody's, or (iii) are governmental entity branches or units of another investment grade rated governmental entity.

Our portfolio produces stable, high quality cash flows generated by long-term leases to primarily investment grade tenants. As of December 31, 2008, we had an approximately $2.1 billion investment portfolio, including the following assets by type:

	(in thousands) INVESTMENT(1)	PERCENTAGE
Owned Properties	$1,656,914	78.6%
Debt Investments		
Loans		
Long-term mortgage loans	250,164	11.9%
Corporate credit notes	30,095	1.4%
Mezzanine and other investments	6,804	0.3%
Commercial mortgage-backed and other real estate securities	161,842	7.7%
Other	1,863	0.1%
Total	**$2,107,683**	**100.0%**

(1) Here and elsewhere in Item 1 of this Form 10-K, references to our "Investment" represent our carry value for financial reporting purposes before depreciation and amortization. With respect to our loan portfolio, we have adjusted our carry value to exclude a $0.5 million general loss reserve.

Our primary business objective is to generate stable, long-term and attractive returns based on the spread between the yields generated by our assets and the cost of financing our portfolio. We did not make any new asset investments during the year ended December 31, 2008. As a result of market conditions, the focus of our portfolio activity during 2008 was reducing our debt and strengthening our balance sheet. During 2008, we retired $64.2 million of principal on our debt, including $43.6 million of borrowings to Wachovia Bank. We expect the focus of our portfolio activity during 2009 to be continued repayment and/or repurchase of our debt.

We have been in the net lease business since 1994 and completed our initial public offering in March 2004. Prior to our initial public offering, we were primarily a lender focused on originating first mortgage loans on net lease properties and selling substantially all of the loans we originated, either through whole-loan or small pool sales or through gain-on-sale commercial mortgage-backed securitizations.

INVESTMENT STRATEGY

We focus on the following core business strategies:

- **Investing in High Quality Cash Flows.** We invest primarily in owned real properties and real estate loans where the underlying tenant is of high credit quality. As of December 31, 2008, approximately 90% of our portfolio was invested in properties leased to investment grade or implied investment grade tenants and the weighted average underlying tenant credit rating on our entire portfolio was A-. Further, our top ten tenant exposures, which comprise approximately 50% of our portfolio, were all rated investment grade or implied investment grade and had a weighted average credit rating of A+. As of December 31, 2008, our portfolio had the following credit characteristics:

	(in thousands)	
Credit Rating(1)(2)	INVESTMENT	PERCENTAGE
Investment grade rating of A- or A3 and above	$935,760	44.3%
Investment grade rating of below A- or A3	707,147	33.6%
Implied investment grade rating	256,416	12.2%
Non-investment grade rating	199,952	9.5%
Unrated (3)	7,383	0.4%
	$2,106,658	100.00%

(1) Reflects the tenant's or lease guarantor's actual or implied S&P rating or equivalent rating if rated only by Moody's, or in the case of our CMBS securities, actual ratings of the securities. Table does not include a development property with a total investment of $1,025.

(2) Four of our owned real properties where our aggregate investment is $268,156 are leased to more than one tenant and, for purposes of determining the underlying tenant's credit rating on these properties, we have considered the credit rating of only our primary tenant.

(3) Includes primarily our mezzanine and other investments as described under "Our Portfolio—Loan Investments."

- **Long-Term Assets Held for Investment.** We invest in commercial real estate assets subject to long-term leases. As of December 31, 2008, the weighted average underlying tenant remaining lease term on our portfolio was approximately 10 years. We intend to hold our assets for the long-term, capturing the stable cash flows that will be produced from the underlying high credit quality tenants. On a limited and opportunistic basis, we may also continue to acquire and promptly resell assets through our taxable REIT subsidiary. During 2009, we may selectively sell assets in order to enable us to continue to reduce our debt and strengthen our liquidity position.
- **Flexible Investment Approach.** We have the expertise and ability to invest at all levels the capital structure of net lease and other single tenant properties. Owned properties comprise approximately 79% of our current portfolio, and our target is to maintain a portfolio mix of 75% to 90% owned real estate, and 10% to 25% mortgage loans and other debt investments. For properties that we own, in addition to high quality tenant credit quality, we also seek to invest in strong real estate locations that will appreciate in value over time.
- **Stringent Underwriting Process.** We maintain a comprehensive underwriting and due diligence process that is overseen by our investment committee, which consists of seven of our key employees, including the chief executive officer, president, chief financial officer and chief investment officer. Our investment committee formally reviews and approves each investment we make prior to funding and all portfolio divestitures. We also have an investment oversight committee of the Board of Directors that approves investments in excess of $50 million.
- **Finance with Long-Term Fixed Rate Debt.** We seek to borrow against, or finance, our assets with long-term fixed rate debt, effectively locking in the spread we expect to generate on our assets. Our financing strategy allows us to invest in a greater number of assets and enhance our asset returns. As a result of market conditions, the focus of our portfolio activity during 2008 was reducing our debt and strengthening our balance sheet. During 2008, we retired $64.2 million of principal on our debt, including $43.6 million of borrowings to Wachovia Bank. We expect the focus of our portfolio activity during 2009 to be continued repayment and/or repurchase of our debt.

OUR COMPETITIVE STRENGTHS

- **Established Investment Capabilities.** We have an experienced in-house team of investment professionals that source, structure, underwrite and close our transactions. In addition, we have developed an extensive national network of property owners, investment sale brokers, tenants, borrowers, mortgage brokers, lenders, institutional investors and other market participants that helps us to identify and originate a variety of single tenant investment opportunities.
- **Experienced Senior Management Team.** Our senior management team has worked together for more than 14 years. Over this period, we have built and maintain today a strong credit philosophy and underwriting discipline. Since our initial public offering in March 2004, we have purchased $1.7 billion of single tenant properties. Since 1996, we have originated and underwritten more than $4.0 billion in single tenant transactions, involving more than 500 properties with more than 100 underlying tenants.
- **Financing Expertise.** We have substantial experience in financing single tenant assets. We have developed and continue to enhance financing structures that have enabled us to efficiently finance a portion of our owned properties through term loan and securitization transactions. These financing structures enable us to enhance the returns on our portfolio without reducing credit quality in search of yield.

- **Market Expertise.** We have recognized expertise in the net lease marketplace. In February 2005, we received a U.S. patent for our 10-year credit tenant loan product. In addition to serving as one of our loan products, we use this product to finance a portion of our owned property investments. We developed the specialized lease enhancement mechanisms that are utilized in net lease lending transactions.

OUR PORTFOLIO

Owned Properties

Owned properties comprise approximately 79% of our current portfolio. All of our owned properties have been acquired since the closing of our initial public offering. We invest in most commercial property types (e.g., office, warehouse, GSA and retail), and our investment underwriting includes an analysis of the credit quality of the underlying tenant and the strength of the related lease. We also analyze the property's real estate fundamentals, including location and type of the property, vacancy rates and trends in vacancy rates in the property's market, rental rates within the property's market, recent sales prices and demographics in the property's market. We believe that over time, the value of our owned real estate will appreciate. For more detail on our underwriting process, please see "Underwriting Process" below. We target properties that have one or more of the following characteristics:

- included in primary metropolitan markets such as Philadelphia, Washington D.C., Chicago and New York/New Jersey;
- fungible asset type that will facilitate a re-let of the property if the tenant does not renew;
- barriers to entry in the property's market, such as zoning restrictions or limited land for future development; and
- core facility of the tenant.

As of December 31, 2008, we had an approximately $1.7 billion owned property portfolio. We believe the strength of this portfolio is exhibited by the following:

- approximately 10.6 million rentable square feet with 99.8% occupancy;
- 63 properties in 26 states leased to 34 different tenants;
- no tenant represents more than five percent of our entire portfolio, except the United States Government at 10.3% and Nestlé Holdings, Inc. at 9.4%;
- 94% investment grade or implied investment grade tenants;
- weighted average tenant credit rating of A;
- weighted average remaining lease term of approximately 8 years; and
- well diversified portfolio by property type, geography, tenant and tenant industry.

Property Type Diversification

The following pie chart summarizes the property types comprising our owned property portfolio as of December 31, 2008.

PROPERTY TYPE DIVERSIFICATION

Office	50%
Warehouse	20%
GSA (US Government)	13%
Retail	11%
Office/Warehouse	5%
Industrial	1%
Other	1%


Industrial
GSA (US Government)
Office
Other
Office/Warehouse

Tenant Industry Diversification

The following table sets forth certain information regarding the tenant industry concentrations in our owned property portfolio as of December 31, 2008.

INDUSTRY	NUMBER OF TENANTS	WEIGHTED AVERAGE CREDIT RATING(1)	(in thousands) INVESTMENT(2)	PERCENT OF TOTAL
Insurance	7	A+	$343,175	20.7%
Food & Beverage	4	A+	264,255	16.0%
Government	2	AAA	233,904	14.1%
Financial	3	BBB-	144,346	8.7%
Grocery	2	BBB-	108,986	6.6%
Retail Department Stores	1	A	93,016	5.6%
Retail Jewelry	1	A-	77,640	4.7%
Telecommunications	2	BB+	68,322	4.1%
Engineering	1	BBB+	56,747	3.4%
Building Materials	1	A+	52,874	3.2%
Healthcare	3	AA-	49,084	3.0%
Communications	2	BBB+	47,465	2.9%
Hotel	1	BBB	46,250	2.8%
Automotive	1	A-	27,266	1.6%
Retail Drug	2	A-	21,720	1.3%
Publishing	1	BBB+	20,837	1.3%
Total	**34**	**A**	**$1,655,887**	**100.0%**

(1) Reflects actual or implied S&P rating (or equivalent rating if rated only by Moody's) of tenant(s) or lease guarantor(s).

(2) Does not include our development property which is not currently occupied by a tenant.

Geographic Diversification

The following table sets forth certain information regarding the top twenty states where our owned properties are located as of December 31, 2008.

STATE	NUMBER OF PROPERTIES	(in thousands) INVESTMENT	PERCENT OF TOTAL
Pennsylvania	5	$211,468	12.8%
California	7	202,474	12.2%
New Jersey	3	131,123	7.9%
Maryland	4	128,019	7.7%
Texas	5	110,133	6.6%
Illinois	2	107,624	6.5%
Virginia	3	90,049	5.4%
Colorado	2	69,796	4.2%
Indiana	2	58,915	3.6%
Rhode Island	1	54,879	3.3%
Kansas	3	54,143	3.3%
Nebraska	2	52,071	3.1%
Washington	1	39,612	2.4%
Alabama	2	39,221	2.4%
Connecticut	1	37,685	2.3%
Georgia	4	36,348	2.2%
Tennessee	3	34,169	2.1%
Kentucky	5	33,614	2.0%
Wisconsin	1	29,165	1.8%
Florida	1	27,266	1.6%
Other	6	109,140	6.6%
Total	**63**	**$1,656,914**	**100.0%**

Lease Expirations

The following table sets forth certain information regarding scheduled lease expirations in our owned property portfolio as of December 31, 2008.

YEAR OF LEASE EXPIRATION	NUMBER OF EXPIRING LEASES (1)	SQUARE FEET SUBJECT TO EXPIRING LEASE	(in thousands) INVESTMENT	PERCENT OF INVESTMENT(2)
2009	7(3)	479,060	$107,489	6.5%
2010	7(4)	464,365	66,883	4.1%
2011	1	130,000	37,685	2.3%
2012	5	2,593,451	211,297	12.8%
2013	14	320,491	63,612	3.9%
2014	1	88,420	14,101	0.9%
2015	5	598,039	108,341	6.6%
Thereafter	40	5,903,727	1,039,233	63.0%

(1) On four of our owned properties, we have more than one tenant, including one owned property (United States Government (NIH)) where we also have multiple leases with the primary tenant expiring on different dates.

(2) Represents lease expiration dates as a percentage of carry value before depreciation and amortization.

(3) 99.6% of the leases expiring in 2009 (by square footage) represent Factory Mutual Insurance Company property in Johnston, Rhode Island and 131,218 square feet of space leased to the United States Government at the NIH property in North Bethesda, Maryland.

(4) 90% of the leases expiring in 2010 (by square footage) represent Qwest Corporation properties in Omaha, Nebraska.

The following is a tabular presentation of our owned property portfolio as of December 31, 2008:

					(in thousands)		
TENANT OR GUARANTOR & LOCATION	PROPERTY TYPE	SQUARE FEET	PURCHASE DATE	LEASE MATURITY[1]	2009 ESTIMATED ANNUAL RENT[2]	PURCHASE PRICE	INVESTMENT[3]
Abbott Laboratories *6480 Busch Blvd, Columbus, OH*	Office	111,776	11/2004	10/2016	$912	$12,025	$12,065
Abbott Laboratories *1850 Norman Drive North, Waukegan, IL*	Office	131,341	8/2005	8/2017	1,539	20,325	20,362
Aetna Life Insurance Company *1333 - 1385 East Shaw Avenue, Fresno, CA*	Office	122,605	10/2006	11/2016	1,725	24,255	25,688
Allstate Insurance Company *401 McCullough Drive, Charlotte, NC*	Office	191,681	12/2005	12/2015	2,013	27,172	27,236
Allstate Insurance Company *1819 Electric Road (aka State Hwy. 419), Roanoke, VA*	Office	165,808	12/2005	12/2015	2,143	28,928	28,935
AmeriCredit Corp. *4001 Embarcadero Drive, Arlington, TX*	Office	246,060	12/2006	8/2017	3,085	43,000	43,374
AMVESCAP PLC *4340, 4346 & 4350 South Monaco St., Denver, CO*	Office	263,770	3/2006	10/2016	5,108	69,300	69,796
Aon Corporation[4] *1000 Milwaukee Ave, Glenview, IL*	Office	412,409	8/2004	4/2017	6,916	85,750	87,262
Baxter International, Inc. *555 North Daniels Way, Bloomington, IN*	Warehouse	125,500	10/2004	9/2016	790	10,500	10,779
Bunge North America, Inc. *6700 Snowden Road, Fort Worth, TX*	Industrial	107,520	4/2007	4/2026	623	10,100	10,268
Cadbury Schweppes Plc *945 Route 10, Whippany, NJ*	Office	149,475	1/2005	3/2021	3,400	48,000	50,231
Capital One Financial Corporation *3905 N. Dallas Parkway, Plano, TX*	Office	159,000	6/2005	2/2015	2,128	27,900	31,175
Choice Hotels International, Inc.[5] *10720, 10750 & 10770 Columbia Pike, Silver Spring, MD*	Office	223,912	11/2004	5/2013	5,227	43,500	46,250
Cott Corporation *1090 and 1091 Spring Street, Reading, PA*	Mfg/Dist	120,000	7/2006	6/2017	362	5,350	5,531
County of Yolo, California *25 North Cottonwood Street, Woodland, CA*	Office	63,000	1/2007	6/2023	1,023	16,400	16,857
Crozer-Keystone Health System[6] *8 Morton Avenue, Ridley, PA*	Medical Office	22,708	8/2004	4/2019	424	4,477	5,879
CVS Corporation *100 Mazzeo Drive, Randolph, MA*	Retail	88,420	9/2004	1/2014	771	10,450	14,101
Factory Mutual Insurance Company[7] *1301 Atwood Avenue, Johnston, RI*	Office	345,842	4/2007	7/2009	9,373	55,443	54,879
Farmers Group, Inc. *3039-3041 Cochran Street, Simi Valley, CA*	Office	271,000	1/2007	1/2017	2,921	41,812	41,879
Farmers New World Life Insurance Company *3003 77th Avenue Southeast, Mercer Island, WA*	Office	155,200	12/2005	12/2020	2,525	39,550	39,612
ITT Industries, Inc. *12975 Worldgate Drive, Herndon, VA*	Office	167,285	5/2005	3/2019	5,131	46,081	56,747
Johnson Controls, Inc. *6750 Bryan Dairy Road, Largo, FL*	Warehouse	307,275	12/2006	8/2016	1,975	27,000	27,266
Koninklijke Ahold, N.V. *4001 New Falls Road, Levittown, PA*	Retail	70,020	6/2006	4/2026	1,439	18,575	21,104
Lowes Companies, Inc.[8] *26501 Aliso Creek Rd., Aliso Viejo, CA*	Retail	181,160	5/2005	8/2024	3,426	52,860	52,874
N/A (Development Property) *2423 Galena Avenue, Simi Valley, CA*	Undeveloped Land	N/A	5/2007	N/A	—	1,000	1,025
Nestlé Holdings, Inc.[9] *555 Nestle Way, Breinigsville, PA*	Warehouse	1,045,150	4/2007	12/2012	6,301	74,215	85,938

Continued >

TENANT OR GUARANTOR & LOCATION	PROPERTY TYPE	SQUARE FEET	PURCHASE DATE	LEASE MATURITY(1)	(in thousands) 2009 ESTIMATED ANNUAL RENT(2)	PURCHASE PRICE	INVESTMENT(3)
Nestlé Holdings, Inc.(9) *2909 Pleasant Center Road, Fort Wayne, IN*	Warehouse	764,177	4/2007	12/2012	$3,762	$43,837	$48,136
Nestlé Holdings, Inc.(9) *2 Nestle Way, Lathrop, CA*	Warehouse	751,021	4/2007	12/2012	4,007	52,357	64,151
Omnicom Group, Inc. *1660 North Westridge Circle, Irving, TX*	Office	101,120	6/2005	5/2013	1,409	18,100	18,300
Pearson Plc. *3833 Greenway and 2201 Noria Road, Lawrence, KS*	Office	194,665	4/2006	4/2021	1,420	20,750	20,837
Qwest Corporation(10) *1299 Farnam Street, Omaha, NE*	Office	291,820	4/2007	6/2010	4,608	30,097	36,969
Qwest Corporation(11) *9394 West Dodge Road, Omaha, NE*	Office	127,825	4/2007	6/2010	340	10,785	15,102
T-Mobile USA, Inc. *695 Grassmere Park, Nashville, TN*	Office	69,287	11/2006	1/2017	1,351	16,195	16,250
The Kroger Co.(12) *Various locations in KY (five), GA (four), and TN (two)*	Retail	685,135	4/2007	1/2022	4,909	64,037	87,882
The Travelers Corporation *200 Constitution Plaza, Hartford, CT*	Office	130,000	4/2007	10/2011	6,044	33,628	37,685
Tiffany & Co. *15 Sylvan Way, Parsippany, NJ*	Office/ Warehouse	367,740	9/2005	9/2025	4,613	75,000	77,640
Time Warner Entertainment Company, L.P. *1320 North Dr. Martin Luther King Jr. Drive, Milwaukee, WI*	Office	154,849	11/2006	12/2016	1,865	28,530	29,165
TJX Companies, Inc. *2760 Red Lion Road, Philadelphia, PA*	Warehouse	1,015,500	3/2006	6/2021	6,174	90,125	93,016
United States Government (DEA) *1003 17th Street North, Birmingham, AL*	GSA (US Government)	35,616	8/2005	12/2020	1,297	13,369	13,422
United States Government (EPA) *300 Minnesota Avenue, Kansas City, KS*	GSA (US Government)	71,979	8/2005	3/2023	2,652	29,250	33,306
United States Government (FBI) *200 McCarty Avenue, Albany, NY*	GSA (US Government)	98,184	10/2006	9/2018	1,312	16,350	17,082
United States Government (FBI) *1100 18th Street North, Birmingham, AL*	GSA (US Government)	96,278	8/2005	4/2020	2,715	21,850	25,799
United States Government (NIH)(13) *6116 Executive Blvd, N. Bethesda, MD*	GSA (US Government)	207,055	9/2005	Various	5,751	81,500	81,769
United States Government (OSHA) *8660 South Sandy Parkway, Sandy, UT*	GSA (US Government)	75,000	8/2005	1/2024	1,946	23,750	24,969
United States Government (SSA) *1029 Camino La Costa, Austin, TX*	GSA (US Government)	23,311	8/2005	2/2016	710	6,900	7,016
United States Government (VA) *Lot 37, Santiago De los Caballeros Avenue, Ponce, PR*	GSA (US Government)	56,500	11/2004	2/2015	1,300	13,218	13,683
Walgreen Co. *4601 Westfield Avenue, Pennsauken, NJ*	Retail Drug	18,500	11/2004	10/2016	297	3,089	3,252
Walgreen Co. *700 Frederick Blvd, Portsmouth, VA*	Retail Drug	13,905	11/2004	7/2018	354	4,167	4,370
Total		**10,597,384**			**$130,116**	**$1,540,852**	**$1,656,914**

(1) Includes lease maturity for our primary tenant.

(2) Reflects scheduled base rent due for 2009 under our lease with the tenant or tenants. Does not reflect straight-line rent adjustments required under Statement of Financial Accounting Standards ("SFAS") No. 13. Also does not include expense recoveries or above or below market rent amortization adjustments required by SFAS No. 141.

(3) Includes carry value of any related intangible assets under SFAS No. 141.

(4) As of December 31, 2008, approximately 2% of the property was leased to one other tenant.

(5) As of December 31, 2008, approximately 28% of the property was leased to six other tenants.

(6) We own a leasehold interest in the land, or a ground lease, where an affiliate of our tenant owns the underlying land and improvements and has leased them to us through 2032 with an option to extend through 2046. Our ground rent is prepaid through 2032. At the end of the ground lease, unless extended, the land and improvements revert to the landowner.

(7) We own the improvements on the land and control the land through a ground lease with an initial term expiring in July 2009. We can renew the ground lease for 10 successive five year periods (or, through July 2059). The annual ground rent is $114,774 during the initial term and the first eight renewal terms. The annual ground rent during the final two renewal terms is the greater of (i) $114,774 and (ii) the fair market rent.

(8) As of December 31, 2008, approximately 18% of the property was leased to two other tenants.

(9) With respect to the three Nestlé properties, we own the improvements on the land and control the land through an estate for years that expires in December 2012. Upon expiration of the estate for years, we have the option to lease each plot of land for five years plus 11 five-year renewal options (or, a total of 60 years) at a fixed annual rent of $1,120,000 (total for all three properties) for the first 40 years and market rent thereafter. We also have the option to purchase the land upon expiration of the estate for years in December 2012 and on the last day of the primary term and each renewal term of the ground lease at fair market value.

(10) We own the improvements on the land and control the land through an estate for years that expires in June 2010. Upon expiration of the estate for years, we have the option to lease the relevant land for five years plus 12 five-year renewal options (or, a total of 65 years), at a fixed annual rent of $262,800 for the first 40 years and market rent thereafter. We also have the option to purchase the relevant land upon expiration of the estate for years in June 2010 and on the last day of the primary term and each renewal term of the ground lease at fair market value.

(11) We own the improvements on the land and control the land through an estate for years that expires in June 2010. Upon expiration of the estate for years, we have the option to lease the relevant land for five years plus 12 five-year renewal options (or, a total of 65 years), at a fixed annual rent of $116,800 for the first 40 years and market rent thereafter. We also have the option to purchase the relevant land upon expiration of the estate for years in June 2010 and on the last day of the primary term and each renewal term of the ground lease at fair market value.

(12) With respect to the 11 Kroger properties, we own the improvements on the land and control the land through an estate for years that expires in January 2022. Upon expiration of the estate for years, we have the option to lease each plot of land for five years plus 11 five-year renewal options (or, a total of 60 years) at a fixed annual rent of $770,000 (total for all 11 properties) for the first 35 years and market rent thereafter. We also have the option to purchase the land upon expiration of the estate for years in January 2022 and on the last day of the primary term and each renewal term of the ground lease at fair market value.

(13) As of December 31, 2008, approximately 11% of the property was leased to five other tenants.

Loan Investments

Loan investments comprise approximately 14% of our current portfolio. Our existing loan investments include long-term mortgage loans, corporate credit notes and a small number of mezzanine and other investments. With the exception of our mezzanine investments, all of our loans are secured by a first mortgage on the related property and an assignment of the tenant's lease and rents. Most of the loans we hold in portfolio are fully amortizing over the primary lease term of the underlying tenant, thus reducing our risk over time and eliminating the refinance risk associated with a balloon payment at maturity. The following summarizes each type of loan we make:

- **Long-Term Mortgage Loans.** We offer long-term fully or nearly fully amortizing loans secured by first mortgages on properties subject to long-term net leases (typically at least 15 years). As of December 31, 2008, our portfolio included $250.2 million of long-term mortgage loans.
- **Corporate Credit Notes.** Our corporate credit notes represent one of two notes comprising a single first mortgage loan on a net lease property. Through a process we have patented, we allocate the loan cash flows and establish priorities to the collateral among the two notes. The corporate credit note will generally range from 10% to 20% of the full loan amount, is fully amortizing and has a junior claim on the real estate mortgage, but a senior claim on the rents in the event of a tenant bankruptcy and lease rejection. We retain the corporate credit note in our portfolio and typically sell the related real estate note to a third party. As of December 31, 2008, our portfolio included $30.1 million of corporate credit notes.
- **Mezzanine and Other Investments.** We also offer a variety of other loan and loan type products primarily to owners of single tenant properties, including mezzanine loans, bridge loans, development loans and preferred equity financings. These investments are typically shorter term in nature and are often subordinate to other financing. Our primary mezzanine investment as of December 31, 2008 was a loan of $6.2 million made pursuant to a revolving credit agreement we entered into with a third party borrower in June 2006. We agreed to fund loans from time to time of up to $12 million to support the borrower's capital contributions to a joint venture that makes franchise loans to franchisees of YUM! Brands, Inc. restaurant concepts such as Taco Bell, Kentucky Fried Chicken and Pizza Hut. Our commitment to make loans was terminated in October 2007.

As of December 31, 2008, we had an approximately $287.1 million loan portfolio. We believe the strength of our loan portfolio is exhibited by the following:

- weighted average remaining lease term on the underlying leases of approximately 18 years;
- 88% investment grade or implied investment grade underlying tenants;
- loan investments on 65 properties in 25 states with 23 different underlying tenant obligors; and
- weighted average underlying tenant credit rating of BBB+.

The following is a tabular presentation of our loan portfolio as of December 31, 2008:

						(in thousands)			
TENANT OR GUARANTOR & LOCATION	PROPERTY TYPE	SQUARE FEET	COUPON	LEASE EXPIRATION	LOAN MATURITY	ORIGINAL PRINCIPAL BALANCE	PRINCIPAL BALANCE	CARRY VALUE	LOAN TO REALTY VALUE(1)
Long-Term Mortgage Loans									
Autozone, Inc. *Douglas and Valdosta, GA*	Retail	13,383	6.50%	4/2024	11/2022	$2,108	$1,821	$1,821	67%
Bank of America, N.A. *Glenview, IL*	Bank Branch	4,500	6.34%	12/2028	12/2028	4,317	4,298	4,298	76%
Bank of America, N.A. *Mt. Airy, MD*	Bank Branch	4,500	6.42%	12/2026	12/2026	3,469	3,366	3,366	76%
Best Buy Co., Inc. *Chicago, IL*	Retail	45,720	6.40%	3/2025	3/2025	18,522	17,409	17,409	90%
City of Jasper, Texas *Jasper, TX*	Office	12,750	7.00%	12/2024	11/2024	1,736	1,595	1,553	80%
CVS Corporation *Asheville, NC*	Retail Drug	10,880	6.53%	1/2026	1/2026	2,360	2,160	2,215	85%
CVS Corporation *Athol, MA*	Retail Drug	13,013	6.46%	1/2025	1/2025	1,502	1,336	1,336	70%
CVS Corporation *Bangor, PA*	Retail Drug	13,013	6.28%	1/2026	1/2026	2,521	2,218	2,183	79%
CVS Corporation *Bluefield, WV*	Retail Drug	10,125	8.00%	1/2021	1/2021	1,439	1,194	1,290	70%
CVS Corporation *Evansville, IN*	Retail Drug	12,900	6.22%	1/2033	1/2033	3,351	3,273	3,273	74%
CVS Corporation *Greensboro, GA*	Retail Drug	11,970	6.52%	1/2030	1/2030	1,395	1,302	1,302	77%
CVS Corporation *Oak Ridge, NC*	Retail Drug	10,880	6.99%	1/2025	8/2024	3,243	2,952	2,952	76%
CVS Corporation *Shelby Twp., MI*	Retail Drug	11,970	5.98%	1/2031	1/2031	2,540	2,465	2,465	86%
CVS Corporation *Southington, CT*	Retail Drug	10,125	8.26%	1/2020	1/2020	1,768	1,633	1,799	80%
CVS Corporation *Stow, OH*	Retail Drug	10,125	8.26%	1/2020	1/2020	2,407	2,188	2,409	77%
CVS Corporation *Sunbury, PA*	Retail Drug	10,125	7.50%	1/2021	1/2021	1,829	1,483	1,451	71%
CVS Corporation *Washington, DC*	Retail Drug	7,920	8.10%	1/2023	1/2023	2,781	2,276	2,415	69%
CVS Corporation *Willimantic, CT*	Retail Drug	10,125	8.26%	1/2023	1/2023	2,028	1,889	2,095	77%
Harris Bankcorp, Inc. *Chicago, IL*	Bank Branch	4,750	6.81%	8/2025	8/2025	4,467	4,181	4,181	69%
Home Depot USA, Inc. *Chelsea, MA*	Retail	117,034	5.36%	1/2036	1/2031	8,501	8,112	8,112	88%
Home Depot USA, Inc. *Tullytown, PA*	Retail	116,016	6.62%	1/2033	1/2033	8,447	8,367	8,367	97%
Kohls Corporation *Chicago, IL*	Retail	133,000	6.69%	5/2030	5/2030	48,270	46,454	46,454	90%
Koninklijke Ahold, N.V. *Bensalem, PA*	Retail	67,000	7.24%	5/2020	5/2020	3,153	2,798	2,846	80%
Koninklijke Ahold, N.V. *Danvers, MA*	Retail	65,811	7.90%	5/2026	5/2026	22,857	22,541	24,062	74%

Continued >

TENANT OR GUARANTOR & LOCATION	PROPERTY TYPE	SQUARE FEET	COUPON	LEASE EXPIRATION	LOAN MATURITY	ORIGINAL PRINCIPAL BALANCE (in thousands)	PRINCIPAL BALANCE (in thousands)	CARRY VALUE (in thousands)	LOAN TO REALTY VALUE[1]
Koninklijke Ahold, N.V. *North Kingstown, RI*	Retail	125,772	7.50%	11/2025	11/2025	$6,794	$6,331	$6,313	70%
Koninklijke Ahold, N.V. *Tewksbury, MA*	Retail	58,450	7.50%	1/2027	1/2027	6,625	6,226	6,221	70%
Koninklijke Ahold, N.V. *Upper Darby Township, PA*	Retail	54,800	7.29%	4/2024	4/2024	6,867	6,160	5,910	84%
Lowes Companies, Inc. *Framingham, MA*	Retail	156,543	5.87%	10/2031	9/2031	27,864	27,370	27,370	83%
Lowes Companies, Inc. *Matamoras, PA*	Retail	162,070	6.61%	5/2030	5/2030	7,208	7,032	7,032	94%
National City Bank *Chicago, IL*	Bank Branch	5,274	5.89%	12/2024	12/2024	3,114	2,873	2,942	72%
Neiman Marcus Group, Inc. *Las Vegas, NV*	Retail	167,000	6.06%	11/2022	11/2021	8,267	6,341	6,840	67%
United States Postal Service *Scammon Bay, AK*	Post Office	2,080	7.05%	10/2021	10/2021	1,015	846	861	65%
University of Connecticut Health Center *Farmington, CT*	Medical Office	100,000	6.34%	11/2029	11/2024	22,800	20,157	20,834	81%
Walgreen Co. *Dallas, TX*	Retail Drug	14,550	6.46%	12/2029	12/2029	3,534	3,282	3,282	76%
Walgreen Co. *Montebello, CA*	Retail Drug	14,414	6.10%	3/2030	2/2030	4,680	4,360	4,360	64%
Walgreen Co. *Nacogdoches, TX*	Retail Drug	14,820	6.80%	9/2030	9/2030	3,649	3,499	3,499	69%
Walgreen Co. *Rosemead, CA*	Retail Drug	12,004	6.26%	12/2029	12/2029	5,333	5,046	5,046	71%
						262,761	246,834	250,164	
Corporate Credit Notes									
Albertsons, LLC *Los Angeles, CA*	Retail Drug	16,475	6.50%	7/2028	9/2013	437	246	230	78%
Albertsons, LLC *Norwalk, CA*	Retail Drug	14,696	6.33%	11/2028	12/2013	470	273	270	70%
Best Buy Co., Inc. *Olathe, KS*	Retail	48,744	5.40%	1/2018	6/2013	1,779	987	959	73%
Best Buy Co., Inc. *Wichita Falls, TX*	Retail	30,038	6.15%	1/2017	11/2012	743	358	346	69%
CVS Corporation *Clemmons, NC*	Retail Drug	10,880	5.54%	1/2022	1/2015	285	192	186	59%
CVS Corporation *Commerce, MI*	Retail Drug	10,880	5.85%	4/2025	5/2013	501	283	276	79%
CVS Corporation *Garwood, NJ*	Retail Drug	11,970	6.12%	6/2025	8/2013	879	478	469	77%
CVS Corporation *Kennett Square, PA*	Retail Drug	12,150	6.40%	1/2025	10/2012	857	395	387	79%
CVS Corporation *Knox, IN*	Retail Drug	10,125	7.60%	1/2024	12/2011	322	124	124	65%
CVS Corporation *Rockingham, NC*	Retail Drug	10,125	6.12%	1/2025	10/2013	435	244	240	71%
CVS Corporation *Rutherford College, NC*	Retail Drug	10,125	6.12%	1/2025	10/2013	346	214	211	73%

Continued >

TENANT OR GUARANTOR & LOCATION	PROPERTY TYPE	SQUARE FEET	COUPON	LEASE EXPIRATION	LOAN MATURITY	ORIGINAL PRINCIPAL BALANCE (in thousands)	PRINCIPAL BALANCE (in thousands)	CARRY VALUE (in thousands)	LOAN TO REALTY VALUE[1]
Federal Express Corporation *Bellingham, WA*	Warehouse	30,313	5.78%	10/2018	3/2015	$362	$260	$256	67%
FedEx Ground Package System, Inc. *McCook, IL*	Warehouse	159,699	5.89%	1/2019	2/2015	2,737	1,877	1,861	78%
FedEx Ground Package System, Inc. *Reno, NV*	Warehouse	106,396	5.90%	9/2018	10/2014	1,374	901	894	73%
Hercules Incorporated *Wilmington, DE*	Office	518,409	9.32%	5/2013	5/2013	20,000	19,835	19,835	80%
Lowes Companies, Inc. *N. Windham, ME*	Retail	138,134	5.28%	1/2026	9/2015	1,140	868	854	81%
PerkinElmer, Inc. *Beltsville, MD*	Office/Industrial	65,862	7.35%	11/2021	12/2011	707	270	268	73%
PerkinElmer, Inc. *Daytona Beach, FL*	Office/Industrial	34,196	7.35%	11/2021	12/2011	321	122	122	70%
PerkinElmer, Inc. *Phelps, NY*	Office/Industrial	32,700	7.35%	11/2021	12/2011	299	114	113	75%
PerkinElmer, Inc. *Warwick, RI*	Industrial	95,720	7.68%	12/2021	1/2012	939	370	365	74%
Staples, Inc. *Odessa, TX*	Retail	23,942	6.41%	6/2015	9/2012	408	199	192	69%
Walgreen Co. *Delray Beach, FL*	Retail Drug	15,120	6.20%	1/2021	1/2013	595	289	288	69%
Walgreen Co. *Jefferson City, TN*	Retail Drug	14,266	5.49%	3/2030	5/2015	786	553	553	85%
Walgreen Co. *Riverside, CA*	Retail Drug	12,804	6.10%	10/2028	12/2013	571	329	324	71%
Walgreen Co. *Waterford, MI*	Retail Drug	14,490	5.50%	1/2023	6/2013	953	493	472	75%
						38,246	30,274	30,095	
Mezzanine and Other Investments									
Eden Hylan Seaview LLC *Staten Island, NY*	Retail Drug	N/A	10.00%	N/A	1/2009	650	650	650	N/A
West End Mortgage Finance Fund I L.P. *Various*	Other	N/A	10.00%	N/A	1/2009	7,154	6,154	6,154	N/A
						7,804	6,804	6,804	
Total						$308,811	$283,912	$287,063	

(1) *All percentages have been rounded to the nearest whole percentage. Loan to realty value is the ratio of the principal balance of the loan as of December 31, 2008 to the appraised value of the real estate that secures the loan at the time the loan was made. The current value of the real estate may be different. The loan to realty value for each corporate credit note includes the principal balance of the portion of the loan we have sold.*

Commercial Mortgage-Backed and Other Real Estate Securities

As of December 31, 2008, real estate securities aggregated approximately $161.8 million, or approximately 8% of our portfolio. We invest in commercial mortgage-backed securities, or CMBS, and other real estate securities. Our CMBS investments include senior, subordinate and interest-only classes of primarily net lease loan securitizations or pass through trusts. Our real estate securities represent our pro rata investments in one or more first mortgage loans on properties net leased to a single tenant. We believe we are well positioned to evaluate net lease CMBS investments and real estate securities due to our expertise with net lease loan assets and our experience in structuring CMBS transactions. We structured four CMBS securitizations aggregating approximately $1.5 billion prior to our initial public offering. As a result of our familiarity with the collateral included in these transactions, many of our CMBS investments to date have been made in classes of our prior securitizations.

The weighted average credit rating on our securities portfolio was BB+ as of December 31, 2008, with 56% of the portfolio rated investment grade or implied investment grade. These statistics reflect the actual ratings on our CMBS securities and underlying tenant ratings on our other real estate securities.

Our CMBS and other real estate securities as of December 31, 2008 are summarized in the following table:

		(in thousands)			
SECURITY DESCRIPTION	CUSIP NO.	FACE AMOUNT[1]	CARRY VALUE	COUPON	MATURITY DATE
Investments in Commercial Mortgage Loan Securitizations					
BACM 2006-4, Class H	05950WAT5	$8,000	$6,757	6.01%	Aug 2016
BSCMS 1999 CLF1, Class E	07383FCC0	3,326	469	7.07%	Mar 2027
BSCMS 1999 CLF1, Class F	07383FCD8	251	—	7.06%	Sep 2025
CALFS 1997-CTL1, Class D	140281AF3	6,000	5,124	6.16%	Feb 2016
CMLBC 2001-CMLB-1, Class E	201736AJ4	9,526	9,663	7.87%	Jul 2022
CMLBC 2001-CMLB-1, Class G	201736AL9	9,526	4,746	7.87%	Feb 2023
CMLBC 2001-CMLB-1, Class H	201736AM7	11,907	1,522	6.25%	Mar 2024
CMLBC 2001-CMLB-1, Class J	201736AN5	6,383	786	6.25%	Oct 2025
NLFC 1999-LTL-1, Class E	63859CCL5	11,081	6,081	5.00%	Jan 2022
NLFC 1999-LTL-1, Class X (IO)	63859CCG6	5,662	3,525	0.51%	Jan 2024
WBCMT 2004-C15 180D	929766YG2	15,000	14,842	5.58%	Nov 2009
WBCMT 2004-C15 180E	929766YH0	8,000	6,214	5.58%	Nov 2009
WBCMT 2006-C27, Class C	92977QAK4	11,000	10,498	5.89%	Aug 2016
BACMS 2002-2, Class V-1 (7-Eleven, Inc.)	05947UJE9	508	388	8.72%	Sep 2019
BACMS 2002-2, Class V-2 (Sterling Jewelers)	05947UJF6	776	580	8.68%	Jan 2021
		106,946	71,195		
Investments in Certificated Loan Transactions					
CVS Corporation	126650BB5	18,604	17,702	5.88%	Jan 2028
Koninklijke Ahold, N.V. 7.82% Jan 2020	008686AA5	8,585	9,063	7.82%	Jan 2020
Lucent 6.70% due 9/1/2020	72817#AA6	36,616	35,729	6.70%	Sep 2020
Yahoo, Inc.	984332AC0	31,631	28,153	6.65%	Aug 2026
		95,436	90,647		
Total		**$ 202,382**	**$161,842**		

(1) Represents face amount, or, in the case of the NLFC 1999-LTL-1, Class X (IO) bond, our cost basis.

PORTFOLIO FINANCING

Our strategy is to finance our assets with secured long-term fixed rate debt at a positive spread to the yield on those assets. We seek to finance our assets with non-recourse long-term fixed rate debt as soon as practicable after we invest through "match-funded" or substantially "match-funded" debt, meaning that we seek to obtain debt whose maturity matches as closely as possible the lease maturity of the asset financed. By doing so, we seek to lock-in the positive spread on the assets (representing the difference between our yield and our cost of financing) for the long-term. Through non-recourse debt, we seek to limit the overall company exposure in the event of a debt default to the amount invested in the assets financed.

Since our initial public offering, our long-term fixed rate financings have been in the form of mortgage debt on most of our owned properties and two term financings, including one collateralized debt obligation (CDO). As noted above, we use term financings to finance a portion of our owned properties. We also intend to finance most of our loan and CMBS investments on a long-term basis through term financings.

We are not dependent on the structured credit markets for financing. The net lease asset class has long attracted institutional financing and we expect that our deep contacts developed over our more than 14 years in the business will provide us with a wide variety of financing opportunities. For example, we completed a $129.5 million original principal balance secured term loan with a European-based institutional lender in December 2007. Upon closing of the financing, we pledged approximately $163.1 million principal amount of collateral to secure our obligations under the loan. The interest coupon on the loan is fixed at 5.81% annually until the loan matures in January 2018. Our effective financing rate on the loan is 6.02% annually (inclusive of hedge and closing costs).

We issued an entirely fixed rate on balance sheet CDO financing in March 2005. We aggregated approximately $300 million of assets into the pool, and we issued $285 million face amount of multi-class notes and $15 million of preferred equity through the CDO trust. The net amount of the debt we issued was $268.1 million, inclusive of a $0.4 million discount to face, as we retained the three most junior note classes aggregating a face amount of $16.5 million and the full $15 million of preferred equity. Each of the five note classes of the CDO was and continues to be rated investment grade. Through October 2009, we expect to reinvest principal repayments on the underlying assets into qualifying replacement collateral. The CDO notes have a stated maturity in January 2040, but are expected to mature in January 2015 when they become subject to an auction call procedure. Our weighted average effective financing rate (inclusive of original issue discount and debt issuance and hedge costs) on our CDO is approximately 5.68%.

As a result of credit market dislocations that began in the summer of 2007 and continued into and through 2008, we concluded in April 2008 to transition financing on certain of our assets for which we had not yet obtained long-term fixed rate financing, from a 364-day repurchase agreement with Wachovia Bank, N.A. scheduled to mature in August 2008, to a longer term credit facility with Wachovia. In doing so, we were able to strengthen our balance sheet by providing additional term on the debt (scheduled maturity in April 2010 with an extension option until 2011) and reduce our risk to lender margin calls. We intend to pursue a variety of strategies for the assets financed on the facility, including obtaining long-term fixed rate financing when market conditions permit, pursuing selected asset sales, and retiring the debt on selected assets and holding the assets unlevered. In the intervening period, we continue to lower our outstanding balance on the Wachovia facility.

Pursuant to our credit facility with Wachovia Bank, the bank has agreed to make an aggregate of $250 million of term and revolving credit loans available to us. We pay interest on our borrowings at prevailing short-term rates (30-day LIBOR) plus a pricing spread ranging from 200 to 250 basis points. Our Wachovia credit facility is recourse debt.

As of December 31, 2008, the following statistics summarize our overall portfolio financing position:

- leverage of approximately 79.1%, which includes secured and unsecured debt;
- $972.3 million of non-recourse first mortgage debt at a weighted average coupon of 5.61% and a weighted average effective financing rate of 5.63%;
- $268.3 million of non-recourse CDO debt at a weighted average effective financing rate of approximately 5.68%;
- $123.7 million of non-recourse other term debt at a coupon of 5.81% and an effective financing rate of 6.02%; and
- $189.3 million of recourse debt to Wachovia Bank under the credit facility described above at an effective financing rate of 3.48%.

We expect our leverage levels to decrease over time, as a result of one or more of the following factors: scheduled principal amortization on our debt, voluntary debt reduction, and lower leverage on new asset acquisitions. As a result of market conditions, we began to reduce our debt levels during 2008 and expect to continue to do so in 2009.

HEDGING STRATEGY

For assets that have not yet been financed with long-term fixed rate debt, we may employ a hedging strategy to manage our exposure to interest rate fluctuations prior to the time we obtain long-term fixed rate financing. We do so by entering into hedging transactions that we expect to offset changes in interest rates.

For example, as interest rates increase, our hedge transactions are intended to offset the increased interest cost of our expected financing with gains on our hedge positions. Our hedging transactions consist primarily of forward starting interest rate swaps. Interest rate swaps are agreements between two parties to exchange, at particular intervals, payment streams calculated on a specified notional amount.

We do not hedge those assets that we have financed with long-term fixed rate debt, as our yields and spreads on those assets are fixed and therefore not impacted by fluctuations in interest rates.

We will continue to seek to manage our interest rate exposure taking into account market conditions, the cost of the hedging transactions and the limitations on hedging transactions imposed by the REIT tax rules. As of December 31, 2008, we had no open hedge transactions.

REVENUE CONCENTRATIONS IN 2008

Other than the United States Government, which accounted for approximately 12.1% of our total revenue and approximately 14.9% of our total revenue from our owned properties segment, we had no greater than 10% revenue concentrations based on total revenue or on a total revenue by segment basis during 2008. Approximately 10.2% of our total revenue from our debt investments segment during 2008 was obtained from investments where Koninklijke Ahold, N.V. is the tenant (or lease guarantor), but not our obligor.

INVESTMENT NETWORK

Our level of new investment activity is influenced by market conditions. During 2008, we did not add any new assets to our portfolio and we expect new asset activity to be limited in 2009.

We maintain a comprehensive marketing, advertising and public relations program that supports our investment efforts. The objective of the program is to build our name recognition and credibility. We believe, based upon our experience and responses from customers, that we have been successful in achieving our objectives of market awareness and prominence.

Property Acquisitions

Since our initial public offering, we have leveraged our relationships within our loan origination business and our knowledge of the single tenant business to develop relationships with investment sale brokers, through which we primarily identify real property for purchase. We also source property acquisition opportunities directly from developers and owners or investors in real estate assets. Because of the inherent synergies among our products, from time to time we identify property acquisition opportunities through our loan origination network and vice versa.

Our property acquisition network is smaller and less specialized than our loan origination network. As a result, we have found that our sources for property acquisition opportunities require less marketing and training efforts than those required in our loan origination business. We frequently meet with investment sale brokers to discuss our investment criteria. We also include members of our property acquisition network on distributions of our bimonthly newsletters, brochures and other written marketing materials.

Loan Origination

Our principal source of loan origination is our national network of independent mortgage brokers. We also originate loans directly from developers and owners or investors in net leased properties. A significant portion of our loan business is with repeat customers.

Mortgage brokers working with net lease products need specialized knowledge and skills not generally required for traditional real estate debt and equity activities. We routinely meet with mortgage brokers to discuss the latest developments in net lease financing. As part of our efforts to educate our mortgage broker network about net lease financing, we provide bimonthly newsletters, brochures and other written material intended to keep mortgage brokers up to date on the latest underwriting requirements for net lease financings and net leases, lease enhancements, and changes in tenant credit ratings, as well as to provide information on our latest programs.

UNDERWRITING PROCESS

Once a prospective investment opportunity is identified, the potential transaction undergoes a comprehensive underwriting and due diligence process that is overseen by our investment committee, which consists of seven of our key employees, including the chief executive officer, president, chief financial officer and chief investment officer. The focus of our asset underwriting falls into four primary areas:

- credit and financial reviews of the tenant as well as an assessment of the tenant's business, the overall industry segment and the tenant's market position within the industry;
- lease quality, including an analysis of the term, tenant termination and abatement rights, landlord obligations and other lease provisions;
- a real estate fundamentals review and analysis; and
- an analysis of the risk adjusted returns on the investment.

The credit quality of the tenant under the lease is an important aspect of the underwriting of the transaction. Prior to entering into any transaction, our underwriter, assisted by our chief investment officer and chief financial officer as necessary, conducts a review of the tenant's credit quality. This review may include reviews of publicly available information, including any public credit ratings, audited financial statements, debt and equity analyst reports, and reviews of corporate credit spreads, stock prices, market capitalization and other financial metrics.

While we have no defined minimum credit rating or balance sheet size for tenants, we anticipate that a significant majority of the tenants underlying our investments will have investment grade or implied investment grade credit ratings. For those tenants that either are below investment grade or are unrated, we may conduct additional due diligence, including additional financial reviews of the tenant and a more comprehensive review of the business segment and industry in which the tenant operates.

Assuming that the credit of the tenant under the lease is satisfactory, a thorough review is then conducted into the quality of the lease, focusing primarily on the landlord's obligations under the lease and those provisions of the lease that would permit the tenant to terminate or abate rent prior to the conclusion of the primary lease term. We analyze the lease to ensure that all or substantially all of the property expenses are borne by the tenant or that any property expenses not borne by the tenant are sufficiently underwritten to assure that we can isolate a predictable cash flow from the asset. For our loan investments, we isolate any lease provisions that provide for tenant abatement or termination rights or landlord's obligations, and determine whether to apply appropriate forms of lease enhancements, including as necessary, specialized insurance, reserves or debt service coverage covenants. In addition, each lease is reviewed by outside counsel and a lease summary is provided to our underwriter for use in underwriting the transaction.

Finally, we conduct a review with respect to the quality of the real estate subject to the lease. In all cases, the property is reviewed from a traditional real estate perspective, including quality of construction and maintenance, location and value of the real estate and technical issues such as title, survey and environmental. Appraisals and environmental and, as necessary, engineering reports are obtained from third-parties and reviewed by our underwriter and/or legal counsel. The level of additional review will then vary depending on whether the investment is an owned property or a loan. For our owned properties, we thoroughly review the property's real estate fundamentals, including location and type of the property, vacancy rates and trends in vacancy rates in the property's market, rental rates within the property's market, recent sales prices and demographics in the property's market. As described in detail under "Our Portfolio—Owned Properties" above, we target properties with one or more of the following: located in a primary metropolitan market, fungible asset type, barriers to entry in the market, and a core facility of the tenant. In addition, we may evaluate, or engage a third-party provider to evaluate, alternative uses for the real estate and the costs associated with converting to such alternative uses, as well as to examine the surrounding real estate market in greater detail.

In the case of a loan to a property owner, our real estate due diligence includes a review of the background and financial capabilities of the owner/borrower.

In the case of CMBS investments, our underwriter, assisted by our chief investment officer and chief financial officer, thoroughly evaluates the credit, the legal and financial structures and the collateral quality underlying the transaction.

In addition to our review of the quality of any individual transaction, our investment committee also:

- evaluates our current portfolio, including consideration of how the subject transaction affects asset diversity and credit concentrations in the tenant, industry or credit level;
- determines whether we can implement appropriate legal and financial structures, including our ability to control the asset in a variety of circumstances, such as an event of default by the tenant or the borrower, as applicable;
- evaluates the leveraged and unleveraged yield on the asset and how that yield compares to our target yields for that asset class and our analysis of the risk profile of the investment; and
- determines our plans for financing and hedging the asset.

We use integrated systems such as customized software and models to support our decisions on pricing and structuring investments. Before issuing any form of commitment to fund an investment transaction, the transaction must be approved by our investment committee. Our investment committee consists of our chief executive officer, president, chief financial officer, chief investment officer, and three of our senior originators. The committee meets frequently and on an as-needed basis to evaluate potential investments.

In addition, we have a three-member investment oversight committee of our board of directors, which approves all transactions in excess of $50.0 million. Our chief executive officer is the only member of this committee who is an employee of our company.

We believe that when market conditions improve and we resume new investment activity, we can continue to grow our business more rapidly than we need to expand our general and administrative costs and headcount.

ASSET MANAGEMENT

We manage a diverse portfolio of real estate assets. For our owned properties where we are responsible for day-to-day management of the property, we typically hire third party property managers who are overseen by employees of our company. Our owned property investments also require that we perform a variety of asset management functions, such as:

- meeting periodically with our tenants;
- monitoring lease expirations and tenant space requirements;

- monitoring the financial condition and credit ratings of our tenants;
- performing physical inspections of our properties;
- making periodic improvements to properties where required;
- monitoring portfolio concentrations (e.g., tenant, industry); and
- monitoring real estate market conditions where we own properties.

ASSET SURVEILLANCE SYSTEM

We also have created an on-going asset surveillance system that:

- tracks the status of our investments and investment opportunities;
- links into a management program that includes the underlying asset origination or acquisition documents;
- loads expected asset cash flows from our underwriting files into the system;
- imports data from the system into our financial accounting system;
- monitors actual cash flows on each asset through servicer reports;
- immediately identifies issues such as non-payment of rent and servicer advances of rent or debt service through servicer exception reports;
- automatically generates system e-mail notifications when the credit ratings of underlying tenants change; and
- computes coverage and compliance tests for our CDO transactions.

Through this single system we are able to track and document the entire lifecycle of our assets.

CLOSING PROCESS

From the time we begin to consider an investment until the investment is closed, the prospective transaction undergoes a variety of defined steps and procedures. In connection with the closing process, we will typically need to rely on certain third parties not under our control, including tenants, borrowers, sellers, warehouse lenders, brokers, outside counsel, insurance companies, title companies, environmental consultants, appraisers, engineering consultants and other product or service providers. Our personnel carefully manage the closing process and have developed a streamlined set of procedures, checklists and relationships with many of the third-party providers with whom we do business on an on-going basis.

As set forth above under "Underwriting Process" above, each transaction goes through a multi-stage underwriting process including review by our investment committee. Transaction underwriting and the documentary process surrounding it is supported by the use of standardized transaction documents, including closing checklists and form acquisition and loan documents, and is further supported by proprietary underwriting and pricing software. All of our transactions are closed by our in-house closing staff. That staff seeks to close our loan transactions four to eight weeks after the application is signed and close property acquisitions four to eight weeks after a purchase and sale agreement is signed, while at the same time maintaining our underwriting standards.

COMPETITION

We are subject to significant competition in each of our business segments. We compete with specialty finance companies, insurance companies, commercial banks, investment banks, savings and loan associations, mortgage bankers, mutual funds, institutional investors, pension funds, hedge funds, other lenders, governmental bodies and individuals and other entities, including REITs. We may face new competitors and, due to our focus on net lease and other single tenant properties located throughout the United States, and because many of our competitors are locally and/or regionally focused, we will not encounter the same competitors in each region of the United States.

Many of our competitors have greater financial and other resources and may have other advantages over our company. Our competitors may be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. We may also incur costs on unsuccessful acquisitions that we will not be able to recover.

ENVIRONMENTAL MATTERS

Under various federal, state and local environmental laws, a current owner of real estate may be required to investigate and clean up contaminated property. Under these laws, courts and government agencies have the authority to impose cleanup responsibility and liability even if the owner did not know of and was not responsible for the contamination. For example, liability can be imposed upon us based on the activities of our tenants or a prior owner. In addition to the cost of the cleanup, environmental contamination on a property may adversely affect the value of the property and our ability to sell, rent or finance the property, and may adversely impact our investment in that property.

Prior to acquisition of a property, we obtain Phase I environmental reports. These reports are prepared in accordance with an appropriate level of due diligence based on our underwriting standards and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property and nearby or adjoining properties. We may also obtain a Phase II investigation which may include limited subsurface investigations and tests for substances of concern where the results of the Phase I environmental reports or other information indicates possible contamination or where our consultants recommend such procedures.

We believe that our portfolio is in compliance in all material respects with all federal, state and local laws and regulations regarding hazardous or toxic substances and other environmental matters.

At December 31, 2008, we were not aware of any environmental concerns that would have a material adverse effect on our financial position or results of operations.

EMPLOYEES

As of December 31, 2008, we had 20 employees, as compared to 22 employees at December 31, 2007. We have an experienced staff, many of the members of which have been previously employed by the real estate departments from major financial institutions, law firms and rating agencies. We believe that our relations with our employees are good. None of our employees are unionized.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Investors may read and copy any document that we file, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

We also make available free of charge on or through our Web site (www.caplease.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Investors can access our filings with the SEC by visiting the investor relations section of our web site at www.caplease.com.

The information on our web site is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the SEC.

Item 1A. Risk Factors.

Set forth below and elsewhere in this annual report on Form 10-K and in other documents we file or furnish with the SEC are risks and uncertainties that could adversely affect our business and operations and cause actual results to differ materially from the results contemplated by any forward-looking statements made by us or on our behalf.

RISKS RELATED TO OPERATIONS

Current economic conditions and turmoil in the credit markets expose us to a variety of risks.

Current economic conditions, the availability and cost of credit, the mortgage market, and declining real estate markets have contributed to increased volatility and diminished expectations for real estate markets and the economy as a whole on a going-forward basis. Many economists are predicting continued recessionary economic conditions in the United States in 2009, along with significant increases in unemployment and vacancy rates at commercial properties. As a result, current economic conditions and the credit crisis may cause commercial real estate values and market rental rates to decline significantly. These declines could adversely impact us in a number of ways, including by causing us to record losses on our assets, reducing the proceeds we receive upon sale or refinance of our assets or adversely impacting our ability to re-let our owned properties. Current economic conditions and the credit crisis may also cause one or more of the tenants to whom we have exposure to fail or default in their payment obligations, which could cause us to record material losses or a material reduction in our cash flows.

If we lower or eliminate our dividend, the market value of our common stock may decline.

The level of our common stock dividend is established by our board of directors from time to time based on a variety of factors, including market conditions, our cash available for distribution, our funds from operations and our maintenance of REIT status. Various factors could cause our board of directors to decrease or eliminate our common stock dividend level, including continued credit market dislocations, tenant defaults resulting in a material reduction in our cash flows or a material loss resulting from an adverse change in one or more of the tenants underlying our investments. We have not established a minimum dividend payment level and we cannot assure you that we will be able to pay dividends in the future. If we lower or eliminate our common stock dividend, the market value of common stock in our company could be adversely affected.

If we pay our dividend in shares of common stock, the market value of our common stock may decline.

In order to maintain our status as a REIT, we are required to distribute at least 90% of our taxable income to stockholders each year. IRS guidance allows us to pay a portion of our annual distributions in shares of common stock rather than cash (up to 90% in 2009) if we meet certain conditions. In order to preserve liquidity, our Board of Directors may conclude to pay a portion of our dividend in shares of common stock. If they do so, the market value of common stock in our company could be adversely affected.

We conduct a significant part of our business with Wachovia Bank, N.A. and its affiliates, and their continued business with us is not guaranteed.
We rely on Wachovia Bank, N.A. and its affiliates in various aspects of our business. For example:

- Wachovia Bank and its affiliates provide us with debt financing through a credit agreement.
- We have obtained mortgage financing on our owned properties from Wachovia Bank in the past, and we expect to continue to do so in the future.
- Affiliates of Wachovia Bank have performed investment banking services for us, including in connection with our initial public offering, our CDO transaction and each of our follow-on public equity offerings.
- We enter into derivative transactions from time to time with Wachovia Bank.

Wachovia Bank came under significant financial distress during 2008 and in late September 2008, Wachovia agreed to merge with Wells Fargo & Company. We have limited relationships with Wells Fargo and it is unclear how our relationship with Wachovia Bank will be impacted by the merger with Wells Fargo.

These parties are not obligated to do business with us, and any adverse developments in their business or in our relationship with them could result in these parties choosing not to do business with us or a significant reduction in our business with them. Termination of our business with the merged entity or its affiliates or a significant reduction in our business with these parties could have a material adverse effect on our business, operating results and financial condition.

The market price of our stock may be adversely impacted by our pace of investment activity.
The markets in which we compete for investments are competitive and our pace of investment activity continues to be impacted by competitive and market conditions. We have not added assets to our portfolio since the credit market dislocations began in the summer of 2007 and if dislocations persist or intensify we may be unable to grow our portfolio during 2009. If our pace of investment activity does not match market expectations the market price of our stock could be adversely affected.

RISKS RELATED TO PORTFOLIO ASSETS

Single tenant leases involve significant risks of tenant default.
We focus our investment activities on ownership of real properties and loans on real properties that are leased to a single tenant. Therefore, the financial failure of, or other default in payment by, a single tenant under its lease is likely to cause a complete reduction in the operating cash flows from that investment and a significant reduction in the value of our investment, and could cause a significant reduction in our revenues and a significant impairment loss recorded directly to our Statement of Operations. The current economic conditions and the credit crisis may put financial pressure on and increase the likelihood of the financial failure of, or other default in payment by, one or more of the tenants to whom we have exposure.

An adverse change in the financial condition of one or more tenants underlying our investments could have a material adverse impact on us.
We rely on rent payments by the underlying tenant for our cash flows and make portfolio investments based on the financial strength of such tenant and our expectations of their continued payment of rent under the lease. Therefore, adverse changes in the financial condition of the tenants or the certainty of their ability to pay rents could have a material adverse impact on us. For example:

- The bankruptcy or insolvency of any of our tenants could result in that tenant ceasing to make rental payments, resulting in a reduction of our cash flows and losses to our company.
- The value of our investments is substantially driven by the credit quality of the underlying tenant or tenants, and an adverse change in the subject tenant's financial condition or a decline in the credit rating of such tenant may result in a decline in the value of our investments and a charge to our Statement of Operations.
- An adverse change in the financial condition of one or more of the tenants underlying our investments or a decline in the credit rating of one or more of the tenants underlying our investments could result in a margin call if the related asset is being financed on our Wachovia Bank credit facility, and could make it more difficult for us to arrange long-term financing for that asset, including by increasing our cost of financing.
- We own the subordinate classes in our CDO financings and subordinate equity in any other term financings. If the underlying tenant on any asset financed in our CDO or other term financing fails to make rental payments, our cash flows may be redirected to the senior owners.

Our investments may be subject to impairment charges.
We periodically evaluate our investments for impairment

indicators. The judgment regarding the existence of impairment indicators is based on a variety of factors depending upon the type of investment, but generally includes an evaluation of the credit quality of the underlying tenant or tenants, our expectations regarding future cash flows and the estimated fair value of our investment and/or related collateral. With respect to our securities investments, we also consider the length of time and the extent to which the estimated fair value has been below cost and whether we have the intent and ability to retain our investment for a period of time sufficient to allow for a full recovery. Market conditions over the past 18 months have resulted in increases in credit spreads and generally lower fair valuations for our securities. If these conditions continue or persist, we may be required to record impairment losses on our securities, and these losses may be significant. If we determine that an impairment has occurred, we would be required to reduce the carry value of our investment, which would adversely affect our results of operations and funds from operations through losses recorded directly to our Statement of Operations in the applicable period.

Bankruptcy laws will limit our remedies if an underlying tenant becomes bankrupt and rejects the lease.

We rely on rent payments from the underlying tenant to service our financing of the asset and generate the spread we expect to earn. If the tenant becomes insolvent or bankrupt, they have the right under the United States Bankruptcy Code to reject the lease and rent payments could cease. In such a case, our remedies will be limited under the Bankruptcy Code. The premises may not be recoverable promptly from the tenant and our claim for damages, which will be unsecured and is limited to rent under the lease for the greater of one year or 15 percent (but not more than three years) of the remaining term, plus rent already due but unpaid, may not be sufficient to cover our debt service and any other expenses with respect to the property.

We are subject to tenant credit concentrations that make us more susceptible to adverse events with respect to certain tenants.

We are subject to tenant credit concentrations, the most significant of which are the following as of December 31, 2008:

- approximately $217.0 million, or 10.3%, of our assets represent investments in properties leased to the United States Government; and
- approximately $198.2 million, or 9.4%, of our assets represent investments in properties leased to, or leases guaranteed by, Nestlé Holdings, Inc.

Any bankruptcy, insolvency or failure to make rental payments by, or any adverse change in the financial condition of, one or more of these tenants, or any other tenant to whom we may have a significant credit concentration now or in the future, could result in a material reduction of our cash flows or material losses to our company.

We are subject to tenant industry concentrations that make us more susceptible to adverse events with respect to certain industries.

We are subject to industry concentrations, the most significant of which are the following as of December 31, 2008:

- approximately $343.2 million, or 16.3%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the insurance industry (e.g., Aon Corporation, Allstate Insurance Company, Farmers New World Life Insurance Company, Aetna Life Insurance Company, Factory Mutual Insurance Company and Travelers Corporation);
- approximately $264.3 million, or 12.6%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the food and beverage industry (e.g., Nestlé Holdings, Inc. and Cadbury Schweppes Holdings (US));
- approximately $163.4 million, or 7.8%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the retail grocery industry (e.g., The Kroger Co. and Koninklijke Ahold, N.V.);
- approximately $144.3 million, or 6.9%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the financial industry (e.g., Capital One Financial Corporation, AmeriCredit Corp. and AMVESCAP PLC);
- approximately $139.5 million, or 6.6%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the retail department stores industry (e.g., TJX Companies, Inc. and Kohl's Corporation); and
- approximately $104.6 million, or 5.0%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the retail home improvements industry (e.g., Lowe's Companies, Inc. and Home Depot USA, Inc.).

Any downturn in one or more of these industries, or in any other industry in which we may have a significant credit concentration now or in the future, could result in a material reduction of our cash flows or material losses to our company.

We are subject to geographic concentrations that make us more susceptible to adverse events in these areas.

We are subject to geographic concentrations, the most significant of which are the following as of December 31, 2008:

- approximately $226.3 million, or 10.8%, of our assets represent investments in properties located in the Philadelphia, Pennsylvania metropolitan area;
- approximately $187.4 million, or 8.9%, of our assets represent investments in properties located in the Washington, D.C. metropolitan area;

- approximately $184.9 million, or 8.8%, of our assets represent investments in properties located in the Chicago, Illinois metropolitan area;
- approximately $150.0 million, or 7.1%, of our assets represent investments in properties located in the New York City and Northern New Jersey area;
- approximately $106.4 million, or 5.1%, of our assets represent investments in properties located in the Dallas/Fort Worth, Texas metropolitan area; and
- approximately $105.0 million, or 5.0%, of our assets represent investments in properties located in the Southern California area.

An economic downturn or other adverse events or conditions such as terrorist attacks or natural disasters in one or more of these areas, or any other area where we may have a significant credit concentration now or in the future, could result in a material reduction of our cash flows or material losses to our company.

Our investments in assets backed by below investment grade credits have a greater risk of default.

We invest in assets where the underlying tenant's credit rating is below investment grade (approximately $200.0 million, or 9.5%, of our portfolio as of December 31, 2008). These investments will have a greater risk of default and bankruptcy than investments in properties leased exclusively to investment grade tenants.

Our investments in assets where the underlying tenant does not have a publicly available credit rating expose us to certain risks.

We have historically been successful at obtaining attractively priced term financing for our assets due in part to the high credit quality of the underlying tenant. When we invest in a loan or property where the underlying tenant does not have a publicly available credit rating, we rely on our own estimates of the tenant's credit rating and usually subsequently obtain a private rating from S&P or Moody's to allow us to finance the asset as we had planned. If our lender, S&P or Moody's disagrees with our ratings estimates, we may not be able to obtain our desired level of leverage and/or our financing costs may exceed those that we projected. This outcome could have an adverse impact on our returns on that asset and hence our operating results.

RISKS RELATED TO OWNERSHIP OF REAL ESTATE

It may be difficult for us to buy and sell real estate quickly and their values may decline.

Real estate investments are relatively illiquid. Our ability to vary our portfolio by selling and buying properties in response to changes in economic and other conditions is limited. We may encounter difficulty in disposing of properties when tenants vacate either at the expiration of the applicable lease or otherwise. If we decide to sell any of our properties, our ability to sell these properties and the prices we receive on their sale may be affected by many factors, including the number of potential buyers, the number of competing properties on the market and other market conditions, as well as whether the property is leased and if it is leased, the terms of the lease. In addition, the mortgage debt we put on the property and REIT tax requirements restrict our ability to quickly re-sell properties we have purchased. As a result, we may be unable to sell our properties for an extended period of time without incurring a loss, which would adversely affect our results of operations, liquidity and financial condition.

We may not be able to renew our leases or re-lease our properties.

Upon the expiration of leases on our properties, we may not be able to re-let all or a portion of that property, or the terms of re-letting (including the cost of concessions to tenants) may be less favorable to us than current lease terms. There can be no assurance that we will be able to retain tenants upon the expiration of their leases. If we are unable to re-let promptly, or if the rental rates upon re-letting are significantly lower than the current rates, our funds from operations and cash available for distribution to stockholders will be adversely affected due to the resulting reduction in rental receipts and increase in property operating costs.

These risks are increased as a result of our acquisition of the EntreCap portfolio during 2007. All of the properties in the EntreCap portfolio other than the Kroger properties are subject to leases that are scheduled to expire over the next four years, including the Factory Mutual Insurance Company lease that is scheduled to expire in July 2009. It may be difficult to re-let these properties at the end of the lease term, and the terms of any such re-let may be less favorable to us than the current lease terms. Factory Mutual Insurance Company is in the process of constructing a new corporate headquarters building adjacent to the building we own and currently lease to them, and has allowed its renewal option on our building to lapse. In addition, certain of the properties in the EntreCap Portfolio are subject to leases with rents significantly above market.

Deteriorating economic conditions could adversely impact our ability to re-let space on favorable terms as leases expire.

Operating expenses of our properties could reduce our cash flow and funds available for future dividends.

For certain of our owned properties, we are responsible for operating costs of the property. In these instances, our lease requires the tenant to reimburse us for all or a portion of these costs, either in the form of an expense reimbursement or increased rent. Our reimbursement may be limited to a fixed amount or a specified percentage annually. To the extent operating costs exceed our reimbursement, our returns and net cash flows from the property and hence our overall operating results and cash flows could be materially adversely affected.

We have greater exposure to operating costs when we invest in owned properties leased to the United States Government.
Our leases with the United States Government are typical Government Services Administration, or GSA, type leases. These leases do not provide that the United States Government is wholly responsible for operating costs of the property, but include an operating cost component within the rent we receive that increases annually by an agreed upon percentage based upon the Consumer Price Index, or CPI. Thus, we have greater exposure to operating costs on our properties leased to the United States Government because if the operating costs of the property increase faster than the CPI, we will bear those excess costs.

An uninsured loss or a loss that exceeds the insurance policy limits on our owned properties could subject us to lost capital or revenue on those properties.
Our comprehensive loss insurance policies may include substantial deductibles and certain exclusions. For example, our earthquake insurance coverage for properties we own in seismic zones 3 or 4 will typically include a customary deductible of five percent of our insurable value. If we are subject to an uninsured loss or a loss that is subject to a substantial deductible, we could lose part of our capital invested in, and anticipated revenue from, the property, which could harm our operating results and financial condition and our ability to pay dividends.

Noncompliance with environmental laws could adversely affect our financial condition and operating results.
The real properties we own are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the current owner of a contaminated property to clean up the property, even if the owner did not know of and was not responsible for the contamination. For example, liability can be imposed upon us based on activities of one of our tenants or a prior owner.

Prior to acquisition of a property, we obtain Phase I environmental reports and, in some cases, a Phase II environmental report. However, these reports may not reveal all environmental conditions at a property and we may incur material environmental liabilities of which we are unaware. The costs incurred to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect our financial condition and operating results.

Our real estate investments are subject to risks particular to real property.
As an owner of real property (including any real property we may acquire upon a loan foreclosure), we are subject to various additional risks not otherwise discussed in these risk factors and generally incident to the ownership of the real estate. These risks may include:

- civil unrest, acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist attacks, such as those that occurred on September 11, 2001;
- adverse changes in national and local economic and market conditions;
- the costs of complying or fines or damages as a result of non-compliance with the Americans with Disabilities Act;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures; and
- other circumstances beyond our control.

Should any of these events occur, our financial condition and operating results could be adversely affected.

RISKS RELATED TO DEBT ASSETS

We invest in CMBS securities, including "first loss" and other subordinate securities, which entail certain risks.
We invest in commercial mortgage-backed securities, or CMBS. CMBS securities entitle the holder to receive payments that depend primarily on the cash flow from a specified pool of commercial mortgage loans. Our CMBS investments include classes of securities backed by pools of first mortgage loans on net lease properties (with most of the underlying loan collateral originated by us in the mid to late 1990s), as well as investments in generic CMBS pools, or securities backed by loans on a variety of multifamily and commercial properties, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, apartment buildings, mobile home parks, nursing homes and senior living centers. Generally, we have invested in subordinate classes of the securitization pool, including ownership of the "first loss" position or near "first loss" position in the event of losses on the assets within the pool. We may not be able to recover all or part of our investment in our CMBS securities. In addition, the value of these investments may be adversely affected by defaults or decreases in the value of the underlying collateral, increases in market rates for similar collateral pools or economic downturns, and we may be required under generally accepted accounting principles (GAAP) to record an

impairment loss on our investments if any of these developments occur. Current economic conditions have increased the likelihood of losses on assets within the pool and, therefore, increased the likelihood that we will incur losses on our securities.

We have limited recourse in the event of a default on any of our mortgage loans.

Our mortgage loan investments are non-recourse obligations of the property owner, and, in the event of default, we are generally dependent entirely on the loan collateral to recover our investment. Our loan collateral consists primarily of a mortgage on the underlying property and an assignment of the tenant's lease. In the event of a default, we may not be able to recover the premises promptly and the proceeds we receive upon sale of the property may be adversely affected by risks generally incident to interests in real property, including changes in general or local economic conditions and/or specific industry segments, declines in real estate values, increases in interest rates, real estate tax rates and other operating expenses including energy costs, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, and other factors which are beyond our or our borrower's control. Current market conditions may reduce the proceeds we are able to receive or our ability to re-let the property in the event of a foreclosure on our collateral. As discussed above, bankruptcy laws will limit our remedies with respect to the tenant's lease. There can be no assurance that our remedies with respect to the loan collateral will provide us with a recovery adequate to recover our investment.

We may experience losses on our mortgage loans.

We originate mortgage loans on properties subject to a net lease as part of our investment strategy. The typical net lease requires the borrower or tenant to maintain casualty insurance on the underlying property. These insurance policies may include substantial deductibles and certain exclusions. If the underlying property is subject to a casualty loss that is uninsured or subject to a substantial deductible, rent payments on the related lease may cease, our loan may default and we could lose some or all of our investment.

Our collateral rights under our corporate credit notes are limited.

Our collateral rights on our corporate credit notes are more limited than the collateral rights we have under our long-term mortgage loans. Our corporate credit notes represent one of two notes comprising a single first mortgage loan on a net lease property. Both notes are secured by the same first mortgage and assignment of the tenant's lease and rents, and the note holders have agreed amongst themselves that the corporate credit note holder will have a junior claim on the real estate mortgage and a senior claim on the rents in the event of a tenant bankruptcy and lease rejection. So our collateral rights with respect to the real estate mortgage will be junior to the holder of the related real estate note. Further, while we will have a senior claim on the lease assignment in a tenant bankruptcy, as discussed above, our claim for damages will be unsecured and limited to an amount defined under the Bankruptcy Code (the greater of one year's rent or 15% (but not more than three years) of rent over the remaining lease term, plus rent already due but unpaid).

Our mezzanine investments have a greater risk of loss than mortgage loans.

We make mezzanine and other generally subordinate investments. These investments generally involve a higher degree of risk than our first mortgage loans. While we expect most of these investments will be secured, we expect our right to payment and security interest will be subordinated to one or more senior lenders. Therefore, we may be limited in our rights to collect scheduled payments on these investments and to recover any of our investment through a foreclosure of collateral.

Our mezzanine investments may also include an interest only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the obligation. In this case, a borrower's ability to repay its obligation may be dependent upon a liquidity event, such as a sale of the related property or other collateral or refinancing of the debt.

We may be subject to losses from the investments we make in franchise loans.

During 2006, we entered into a revolving credit agreement with a third party borrower. We agreed to fund loans from time to time of up to $12 million to support the borrower's capital contributions to a joint venture that makes franchise loans to franchisees of YUM! Brands, Inc. restaurant concepts such as Taco Bell, Kentucky Fried Chicken and Pizza Hut. These loans are secured by a pledge of the borrower's interest in the joint venture and a guarantee by one of the principals of the borrower. While our commitment to fund these loans has now been terminated, we had loans of approximately $6.2 million to the borrower as of December 31, 2008. Our loans expose us to various unique risks, which could result in losses to us. These risks include the following:

- During 2008, our borrower failed to make certain scheduled principal payments due us under the loan agreement although it has remained current on interest. In addition, our borrower has advised us that it will be required to refinance our position with a different lender, raise additional equity capital or sell franchise loans to generate the proceeds to meet its principal repayment obligations under our loan. Our borrower's ability to do so has been and may continue to be adversely impacted by current economic conditions.

- Because our investments ultimately fund franchise loans, our ability to collect interest on and scheduled principal payments of our loans will depend in part upon the financial health of the underlying franchisees' business. We have very limited experience evaluating franchise loans and we do not re-underwrite the underlying franchise loans, but rely primarily on the underwriting efforts performed by or on behalf of our borrower.
- Adverse events with respect to one or more of the YUM! Brands franchises, such as the E. coli outbreak associated with Taco Bell Stores in November/December 2006, could adversely impact the underlying franchisee borrowers and hence our investment.
- A third party lender has a first priority lien in the underlying franchise loans, and therefore, our collateral is limited in the event of a default by our borrower as a result of non-payment by a franchisee.

Development loans involve greater risk of loss than loans secured by income producing properties.

We have made investments in development loans that involve a higher degree of risk than long-term first mortgage loans secured by income-producing real property, due to a variety of factors. These factors include the subordinate status of our loan investment, dependence for repayment on successful completion and operation of the project, difficulties in estimating construction or rehabilitation costs, loan terms that often require little or no amortization, and the possibility that a foreclosure by the holder of the senior loan could result in a substantial decrease in the value of our collateral. Accordingly, in the event of a borrower default, we may not recover some or all of our investment in our development loans.

We may be required to repurchase assets that we have sold or to indemnify holders of the notes issued in our term financings.

If any of the assets we originate or acquire and sell or pledge to obtain long-term financing do not comply with representations and warranties that we make about certain characteristics of the assets, the borrowers, and the underlying properties, we may be required to repurchase those assets or replace them with substitute assets. In addition, in the case of assets that we have sold, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased assets may require a significant allocation of working capital to carry on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could materially and adversely affect our financial condition and operating results.

Maintenance of our Investment Company Act of 1940 exemption imposes limits on our operations.

We intend to continue to conduct our business in a manner that allows us to avoid registration as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Under Section 3(c)(5)(C) of the 1940 Act, entities that are primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate" are not treated as investment companies. The position of the SEC staff generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests in order for us to rely on this exemption (the "55% Requirement"). To constitute a qualifying real estate interest under this 55% Requirement, a real estate interest must meet various criteria. Mortgage securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% Requirement. Our ownership of these mortgage securities, therefore, is limited by the provisions of the 1940 Act and SEC staff interpretations. We cannot assure you that efforts to pursue our investment strategy will not be adversely affected by operation of the 1940 Act.

RISKS RELATED TO BORROWINGS

Leveraging our portfolio is an important component of our strategy and subjects us to increased risk of loss.

A key component of our strategy is to borrow against, or leverage, our assets to allow us to invest in a greater number of assets and enhance our asset returns. However, leverage also subjects us to increased risk of loss. The use of leverage may result in increased losses to us in the following ways:

- We rely on the cash flows from the assets financed to fund our debt service requirements. Therefore, in the event of a tenant default on its rent payments, our losses are expected to increase as we will need to fund our debt service requirements from other sources.
- To the extent we have financed our assets under our variable rate credit facility with Wachovia Bank, our debt service requirements will increase as short-term interest rates rise. In addition, if short-term interest rates rise in excess of the yields on our assets financed, we will be subject to losses.
- Our lenders will have a first priority claim on the collateral we pledge and the right to foreclose on the collateral. Therefore, if we default on our debt service obligations, we would be at risk of losing the related collateral.
- Our credit facility with Wachovia Bank is a fully recourse lending arrangement. Therefore, if we default on this facility, our lenders will have general recourse to our company's assets, rather than limited recourse to just the assets financed.

Increases in our cost of financing may cause our expected spreads on new assets to erode.

The profitability of our portfolio (and, in turn, our business) is driven by the returns on our assets, based on the spread between the yields generated by our assets and the cost of financing our portfolio. We generally secure long-term financing for our assets after we agree to acquire them. Therefore, if our cost to finance our assets increases over our assumptions at the time we commit to invest, the spread we expected to earn on the asset (and hence our overall portfolio) will erode. Various factors could cause our financing cost to increase, including:

- widening of credit spreads as investors' appetite for credit risk diminishes;
- a decline in the credit rating of the underlying tenant;
- increases in long-term interest rates;
- market dislocation events, such as those experienced in the credit markets since the summer of 2007;
- ineffectiveness of our hedging strategies;
- weakening economic conditions; and
- United States military activity and terrorist activities.

Spread erosion could have a material adverse effect on our cash flows, results of operations and financial condition.

We may not be able to implement our long-term financing strategy.

Part of our business strategy is to secure long-term financing of our assets to enable us to invest in a greater number of assets and enhance our asset returns. Our ability to implement our long-term financing strategy is subject to the following risks:

- We may not be able to achieve our desired leverage level due to decreases in the market value of our assets, increases in interest rates and other factors.
- We are subject to conditions in the mortgage, CDO and other long-term financing markets which are beyond our control, including the liquidity of these markets and maintenance of attractive credit spreads. We are not currently able to obtain attractive long-term financing for our assets due to market conditions.
- In the event of an adverse change in the financial condition of our underlying tenant, it may not be possible or it may be uneconomical for us to obtain long-term financing for the subject asset.

Our inability to implement our long-term financing strategy may cause us to experience lower leveraged returns on our assets than would otherwise be the case, and could have a material adverse effect on our operating results.

We may not be able to finance our investments on a long-term basis on attractive terms, which may require us to seek more costly financing for our investments or to liquidate assets.

As part of our investment strategy, we acquire loans and securities which we finance on a floating rate, recourse borrowing facility with a view to long-term, fixed rate, non-recourse financing once we have aggregated a sufficiently large enough pool to finance the assets efficiently. During the period we finance these assets on a recourse facility, we bear the risk of being unable to finance the assets on a non-recourse basis at attractive prices or in a timely matter, or at all. If it is not possible or economical for us to finance such assets on a non-recourse basis, we may be unable to pay down our recourse facility, or be required to liquidate the assets at a loss in order to do so. If we sell an asset at less than what the lender has advanced to us against that asset, we will remain liable to the lender for the shortfall because of the recourse nature of the facility.

Our use of debt financing could have a material adverse effect on our financial condition.

We are subject to the risks normally associated with debt financing, including the risk that our cash flows will be insufficient to meet required principal and interest payments and the risk that we will be unable to refinance our existing indebtedness, or that the terms of such refinancing will not be as favorable as the terms of our existing indebtedness. As of December 31, 2008, the scheduled principal payments on our long-term debt over the next five years and thereafter were as follows:

(in thousands, notional amounts where appropriate, otherwise carrying amounts)

	EXPECTED MATURITY DATES					
	2009	2010	2011	2012	2013	THEREAFTER
Mortgages on real estate investments	$13,371	$15,741	$36,433	$132,081	$70,139	$704,559
Collateralized debt obligations	(41)	25,417	11,683	12,409	12,549	206,248
Credit facility	15,130	174,132	—	—	—	—
Secured term loan	9,649	12,191	13,737	15,380	13,602	59,160
Convertible senior notes	—	—	—	71,760	—	—
Other long-term debt	—	—	—	—	—	30,930

We expect that the reinvestment feature of our CDO will enable us to reinvest about $8 million of principal repaid on assets financed in the CDO into new assets in 2009, and we currently intend to apply this amount to assets financed on the credit facility. Negative amounts shown with respect to our collateralized debt obligations represent amortization of original issue discount.

Included in the above amounts are balloon payments on our debt instruments. Most of our debt provides for balloon payments that are payable at maturity. Our ability to make these balloon payments will depend upon our ability to refinance the related debt, raise additional equity capital and/or sell assets or any related collateral. Our ability to accomplish these goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available interest rate levels, the lease terms for and equity in and value of any related collateral, our financial condition and the operating history of the collateral, if any. In addition, current credit market conditions have made it difficult to refinance real estate related debt. We cannot judge the duration of the credit crunch or whether or not the situation will intensify. Accordingly, we cannot provide any assurance that we will be able to refinance our debt on terms as favorable as the existing indebtedness. If we are unable to obtain sufficient financing to fund the scheduled balloon payments or to sell the related collateral at a price that generates sufficient proceeds to pay the scheduled balloon payments, we could lose all or a substantial portion of our investment in the asset.

Our convertible senior notes and other long-term debt are unsecured and, therefore, it may be more difficult to generate sufficient proceeds to repay these obligations in the future. These obligations are also recourse, meaning that our lender will have general recourse against our assets if we fail to make required payments on the debt.

If our debt cannot be paid, refinanced or extended, we may not be able to make distributions to stockholders at expected levels or at all. Further, if prevailing interest rates or other factors at the time of a refinancing result in higher interest rates or other restrictive financial covenants upon the refinancing, then such refinancing would adversely affect our cash flows and funds available for operation and distribution.

Hedging transactions may not effectively protect us against anticipated risks and may subject us to certain other risks and costs.

We may enter into hedging transactions to manage our exposure to interest rate fluctuations prior to the time we obtain long-term fixed rate financing for our assets. Our hedging strategy exposes us to certain risks, among them the following:

- No hedging activity can completely insulate us from the risks associated with changes in interest rates and, therefore, our hedging strategy may not have the desired beneficial impact on our results of operations or financial condition.
- There will be various market risks which we do not intend or expect to hedge against, including changes in credit spreads.
- Hedging transactions are entered into at the discretion of our management team and they may conclude that it is not in our company's best interest to hedge the interest rate risks with respect to certain expected long-term financings, particularly during periods of market dislocation. As a result of market conditions, we are not currently carrying an open interest rate hedge to manage our exposure to interest rate fluctuations for assets for which we may obtain long-term financing for in the future. Our decision to do so leaves us exposed to increases in long-term interest rates for those assets and, therefore, may make it more difficult or more costly to obtain long-term financing.
- Our hedging strategy may serve to reduce the returns which we could possibly achieve if we did not utilize the hedge.
- Because we intend to structure our hedging transactions in a manner that does not jeopardize our status as a REIT, we are limited in the type of hedging transactions that we may use.
- Hedging costs increase as the period covered by the hedge increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising.
- Our hedging transactions may not perform as expected, including during periods of market dislocation.
- If we do not obtain long-term financing in the time frame we designate at the time of the hedge transaction, our hedging strategy may not have the desired beneficial impact on our results of operations or financial condition.

We may fail to qualify for hedge accounting treatment.

We record derivative and hedge transactions in accordance with United States generally accepted accounting principles, specifically Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). Under these standards, we may fail to qualify for hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the SFAS 133 definition of a derivative (such as short sales), we fail to satisfy SFAS 133 hedge documentation requirements or we fail initial or subsequent quarterly hedge effectiveness assessment requirements. If we fail to qualify for hedge accounting treatment, our operating results may suffer because any losses on the derivatives we enter into would be charged to our Statement of Operations without any offset from the change in fair value of the related hedged transaction.

Our April 2008 credit facility with Wachovia Bank is a secured, recourse obligation and exposes us to interest rate and margin call risks.

In April 2008, we entered into a two-year credit agreement with an option for a third year with Wachovia Bank, and we refinanced the assets securing our short-term repurchase agreement on the new facility at closing. As part of the transaction, we repaid all of our borrowings under and terminated the repurchase agreement. While this new facility relieves short-term refinancing risk, it exposes us to a variety of risks, including the following:

- It is priced at floating rates based on 30-day LIBOR, or the London Interbank Offered Rate. Therefore, increases in the 30-day LIBOR rate will cause our borrowing costs to increase and our net income to decrease.
- The facility is recourse to all of our other assets. In the event we experience a default under the assets securing the facility, we will remain obligated to satisfy our obligations to Wachovia out of other assets of our company.
- We are subject to margin call risk under the loan facility documents. Wachovia has the right in its sole discretion to revalue our collateral, provided that Wachovia may not reduce the value of any of our collateral other than CMBS securities due to general credit spread or interest rate fluctuations. In the event Wachovia determines that the value of our collateral has decreased, it has the right to make a margin call. A margin call would require us to make up any collateral shortfall with cash or additional portfolio assets. We may not have sufficient cash or portfolio assets to do so. A failure to meet a margin call could cause us to default under the facility and otherwise have a material adverse effect on our financial condition and operating results.
- We have borrowed the full amount permitted under the loan documents based on the lender's current valuation of our collateral. In order to borrow any additional amounts under the facility, we will be required to post additional collateral. Further, Wachovia has the right to reject any asset that we seek to finance on the facility.

New accounting treatment for our convertible senior notes is expected to cause our reported interest expense to increase.

FASB recently adopted FASB Staff Position No. Accounting Principles Board 14-1, *Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)*, reflecting new rules that change the accounting for certain convertible debt instruments, including our convertible senior notes. Under these new rules, an issuer of a convertible debt instrument that may be settled entirely or partially in cash upon conversion is required to account for the liability and equity components of the instrument separately. The debt component is recorded at an estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability is recorded as additional paid-in capital. As a result, the debt is treated as if it had been issued at a discount and is subsequently accreted to its par value over its expected life, with a rate of interest that reflects the issuer's nonconvertible debt borrowing rate. The resulting interest expense will likely be higher than the actual cash interest expense payable on the instrument. The new rules are effective for fiscal years and interim periods beginning after December 15, 2008, and are applied retrospectively to all periods presented. We will adopt the requirements of the FSP on January 1, 2009, and estimate that upon adoption, our "additional paid-in capital" balance will increase by approximately $5.3 million, our "convertible senior notes" balance will be reduced by approximately $5.5 million and our "other assets" (debt issuance costs, net) will decrease by $0.2 million. As a result of the adoption, we expect to record additional non-cash interest expense of $0.3 million, $1.2 million and $1.3 million, for fiscal year 2007, 2008 and 2009, respectively.

The use of CDO financings with coverage tests may have a negative impact on our operating results and cash flows.

We have used CDO financings in the past and may look to do so in the future. We retain the subordinate classes of bonds in our CDO financings. The terms of the CDO securities issued by us include cash flow coverage tests that are used primarily to determine whether and to what extent principal and interest proceeds on the underlying assets may be used to pay principal of and interest on the subordinate classes of bonds in the CDO. These cash flow coverage tests consist of an overcollateralization test and an interest coverage test. The overcollateralization test ensures that a minimum amount of collateral par amount secures the related notes. The interest coverage test ensures that cash coupon payments generated from the CDO collateral will be adequate to pay fees and interest due on the related notes.

In the event the cash flow coverage tests are not satisfied, interest and principal that would otherwise be payable on the subordinate classes may be re-directed to pay principal on the senior bond classes. Therefore, failure to satisfy these coverage tests could adversely affect our operating results and cash flows.

RISKS RELATED TO LEASE ENHANCEMENTS

Our lease enhancement mechanisms may fail.

We have developed certain lease enhancement mechanisms designed to reduce the risks inherent in our net lease investments. These lease enhancement mechanisms include:

- casualty and condemnation insurance policies that protect us from any losses due to any rights the tenant may have to terminate the underlying net lease or abate rent as a result of a casualty or condemnation; and

- borrower reserve funds that protect us from any losses due to any rights the tenant may have to terminate the underlying net lease or abate rent as a result of the failure of the property owner to maintain and repair the property or related common areas.

These lease enhancement mechanisms may not protect us against all losses. For example, our casualty and condemnation policies typically contain exclusions relating to war, insurrection, rebellion, revolution or civil riot and radioactive matter, earthquakes (in earthquake zones) and takings (other than by condemnation) by reason of danger to public health, public safety or the environment. In addition, amounts in the borrower reserve fund may be insufficient to cover the cost of maintenance or repairs, and the borrower may fail to perform such maintenance or repairs at its own expense. The failure of our lease enhancement mechanisms may result in the loss of all or part of our capital invested in, and profits anticipated from, our investment, and could adversely affect our financial condition and operating results.

We depend on our insurance carriers to provide and honor lease enhancements.

There are a limited number of insurance carriers from whom we can obtain specialized lease enhancement insurance policies, and, therefore, our ability to replace one or more of our current carriers is restricted. Any of the following developments with respect to our carriers may have a material adverse effect on our financial condition and operating results:

- a deterioration in our relationship with one or more of the carriers;
- a bankruptcy or other material adverse financial development with respect to one or more of the carriers; and
- a dispute as to policy coverage with one or more of the carriers.

We may determine not to apply lease enhancement mechanisms that would otherwise protect us.

In determining whether a lease enhancement mechanism is appropriate, we examine the costs and benefits of the lease enhancement mechanism in light of our analysis of the risks associated with the underlying net lease. As a result of this analysis, we may decline to apply a lease enhancement mechanism that would otherwise protect us. Actual losses may exceed our estimates and, therefore, our decision not to apply appropriate lease enhancement mechanisms may result in the loss of all or part of our capital invested in, and profits anticipated from, our investment, and could adversely affect our financial condition and operating results.

RISKS RELATED TO BUSINESS STRATEGY AND POLICIES

We face significant competition that could harm our business.

We are subject to significant competition in each of our business segments. We compete with specialty finance companies, insurance companies, investment banks, savings and loan associations, banks, mortgage bankers, mutual funds, institutional investors, pension funds, hedge funds, other lenders, governmental bodies and individuals and other entities, including REITs. We may face new competitors and, due to our focus on net lease and other single tenant properties located throughout the United States, and because many of our competitors are locally and/or regionally focused, we may not encounter the same competitors in each region of the United States. Many of our competitors have greater financial and other resources and may have other advantages over our company. Our competitors may be willing to accept lower returns on their investments, may have access to lower cost capital and may succeed in buying the assets that we target for acquisition. We may incur costs on unsuccessful acquisitions that we will not be able to recover. Our failure to compete successfully could have a material adverse effect on our financial condition and operating results.

Our network of independent mortgage brokers and investment sale brokers may sell investment opportunities to our competitors.

An important source of our investments comes from independent mortgage brokers and investment sale brokers. These brokers are not contractually obligated to do business with us. Further, our competitors also have relationships with many of these brokers and actively compete with us in our efforts to obtain investments from these brokers. As a result, we may lose potential transactions to our competitors, causing our investment pace to slow, which could have a material adverse effect on the market price of our stock.

Joint venture investments will expose us to certain risks.

We may from time to time enter into joint venture transactions for portions of our existing or future portfolio assets, which may include certain of our real properties and/or some or all of our loan and securities investments. Investing in this manner subjects us to certain risks, among them the following:

- We will not exercise sole decision-making authority regarding the joint venture's business and assets and, thus, we may not be able to take actions that we believe are in our company's best interests.
- We may be required to accept liability for obligations of the joint venture (such as recourse carve-outs on mortgage loans) beyond our economic interest.
- Our returns on joint venture assets may be adversely affected if the assets are not held for the long-term, or a period of about ten years.

Our ability to grow our business will be limited by our ability to attract debt or equity financing, and we may have difficulty accessing capital on attractive terms.
We expect to fund future investments primarily from debt or equity capital. Therefore, we are dependent upon our ability to attract debt or equity capital from public or institutional lenders. Since the second half of 2007, the capital markets have entered a period of significant instability, and this instability may continue and/or intensify, and result in us being unable to raise additional debt and/or equity capital at an acceptable cost. The capital markets also have been, and in the future may be, adversely affected by various other events or conditions beyond our control, such as the United States' military involvement in the Middle East and elsewhere, the terrorist attacks on September 11, 2001, the ongoing War on Terrorism by the United States, and the bankruptcy of major companies, such as Lehman Brother Holdings Inc. and Enron Corp. Events such as an escalation in the War on Terrorism, new terrorist attacks, or additional bankruptcies in the future, as well as other events beyond our control, could adversely affect the availability and cost of capital for our business. As a REIT, we will also be dependent upon the availability and cost of capital in the REIT markets specifically, which can be impacted by various factors such as interest rate levels, the strength of real estate markets and investors' appetite for REIT investments. We cannot assure you that we will be successful in attracting sufficient debt or equity financing to fund future investments, or at an acceptable cost.

Future offerings of debt and equity may not be available to us or may adversely affect the market price of our common stock.
We expect to continue to increase our capital resources by making additional offerings of equity and debt securities in the future, which would include classes of preferred stock, common stock and senior or subordinated notes. Our ability to raise additional capital is currently being adversely impacted by market conditions, and we do not know when market conditions will stabilize or improve. All debt securities and other borrowings, as well as all classes of preferred stock, will be senior to our common stock in a liquidation of our company. Additional equity offerings could dilute our stockholders' equity, reduce the market price of shares of our common stock, or be of preferred stock having a distribution preference that may limit our ability to make distributions on our common stock. Continued market dislocations could cause us to seek sources of potentially less attractive capital. Our ability to estimate the amount, timing or nature of additional offerings is limited as these factors will depend upon market conditions and other factors.

We may fail to manage our anticipated growth.
As of December 31, 2008, our company had 20 employees. As our asset base continues to grow, we may experience a significant strain on our management, operational, financial and other resources. Our ability to manage growth effectively will require us to continue to improve our operational and financial systems, expand our employee base, and train and manage our employees and develop additional management expertise. Failure to manage growth effectively could have a material adverse effect on our financial condition and operating results.

The concentration of our company's common stock could have an adverse impact on the value of your investment.
As of December 31, 2008, approximately 54.9% of our common stock was owned by eight unrelated institutional investors (based on SEC filings made by these investors). This concentration of ownership could have an adverse impact on the value of your investment, including as a result of the following:
- Trading volume in our stock may be limited, which will reduce the liquidity of your investment.
- The sale of a significant number of our shares in the open market by a significant stockholder or otherwise could adversely affect our stock price.
- Although none of these investors on its own controls a majority of our common stock, these owners could determine to act together and given their significant concentration may be able to take actions that are not in your best interest.

Our board of directors may change our investment and operational policies without stockholder consent.
Our board of directors determines our investment and operational policies and may amend or revise these policies at any time, including our policies with respect to our REIT status, investment objectives, acquisitions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies without a vote of or notice to our stockholders. Investment and operational policy changes could adversely affect the market price of stock in our company and our ability to make distributions to our stockholders.

The federal income tax laws governing REITs are complex, and our failure to qualify as a REIT under the federal tax laws will result in adverse tax consequences.
We intend to continue to operate in a manner that will allow us to qualify as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in qualifying as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income. Our taxable income would be determined without deducting any distributions to our stockholders. We might need to borrow money or sell assets in order to pay any such tax. If we cease to qualify as a REIT, we no longer would be required to distribute most of our taxable income to our stockholders. Unless the federal income tax laws excused our failure to qualify as a REIT, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

Our ownership limitations may restrict or prevent you from engaging in certain transfers of our stock.
In order to maintain our REIT qualification, no more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include various kinds of entities) during the last half of any taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. In order to preserve our REIT qualification, our charter generally prohibits any person from directly or indirectly owning more than 9.9% in value or in number of shares, whichever is more restrictive, of any class or series of the outstanding shares of our capital stock.

If anyone transfers shares in a way that would violate our ownership limits, or prevent us from continuing to qualify as a REIT under the federal income tax laws, we will consider the transfer to be null and void from the outset and the intended transferee of those shares will be deemed never to have owned the shares or those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate our ownership limits. Anyone who acquires shares in violation of our ownership limits or the other restrictions on transfer in our charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

Provisions of our charter and Maryland law may limit the ability of a third-party to acquire control of our company.

Our charter contains restrictions on stock ownership and transfer.
As described above, our charter contains stock ownership limits. These limits may delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for stock of our company or otherwise be in the best interest of our stockholders.

Our board of directors may issue additional stock without stockholder approval.
Our charter authorizes our board of directors to amend the charter to increase or decrease the aggregate number of shares of stock we have authority to issue, without any action by the stockholders. Issuances of additional shares of stock may delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for stock of our company or otherwise be in the best interest of our stockholders.

Other provisions of our charter and bylaws may delay or prevent a transaction or change of control.
Our charter and bylaws also contain other provisions that may delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. For example, our charter and bylaws provide that: a two-thirds vote of stockholders is required to remove a director, vacancies on our board may only be filled by the remaining directors (or, if no directors remain, by the stockholders), the number of directors may be fixed only by the directors, our bylaws may only be amended by our directors and a majority of shares is required to call a special stockholders meeting.

Increased market interest rates may reduce the value of our stock.
We believe that investors consider the dividend distribution rate on shares of REIT stock, expressed as a percentage of the market price of the shares, relative to market interest rates as an important factor in deciding whether to buy or sell shares of REIT stock. If market interest rates go up, prospective purchasers of REIT stock may expect a higher dividend distribution rate. Higher interest rates would also likely increase our borrowing costs and might decrease cash available for distribution. Thus, higher market interest rates could cause the market price of stock in our company to decline.

The market price of our stock may vary substantially.
Various factors can affect the market price of our stock including the following:

- actual or anticipated variations in our quarterly results of operations;
- the extent of investor interest in our company, real estate generally or commercial real estate specifically;
- the reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;
- changes in expectations of future financial performance or changes in estimates of securities analysts;
- fluctuations in stock market prices and volumes; and
- announcements by us or our competitors of acquisitions, investments or strategic alliances.

We depend on our key personnel.
We depend on the efforts and expertise of our senior management team. There is no guarantee that any member of our senior management team will remain employed with our company. If any member of our senior management team were to die, become disabled or otherwise leave our employ, we may not be able to replace him with a person of equal skill, ability and industry expertise.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate offices are located at 1065 Avenue of the Americas, New York, New York 10018. Our lease at this property expires in September 2013.

Our owned real properties are described above under "Business—Our Portfolio—Owned Properties."

Item 3. Legal Proceedings.

From time to time, we are involved in legal proceedings in the ordinary course of business. We do not believe that any matter we are currently involved in, including those set forth below, will have a material adverse effect on our business, results of operations or financial condition. However, periodic settlements and/or professional or other fees and expenses related to any matter could have an adverse impact on our results of operations in the quarterly or annual period in which they are recognized.

Qwest Communications Corporation
In March 2007, our company was named as a defendant in a lawsuit brought by Qwest Communications Corporation. The lawsuit related to a computer data center in Sacramento, California owned by Sandy Beaches I LP, a limited partnership in which four of our executive officers (Messrs. McDowell, Pollert, Seale and Blanz) have invested. Herakles LLC, a limited liability company in which the management group has similarly invested and which is an affiliate of Sandy Beaches, is a party to a management agreement with Qwest for the operation of the data center. Riptide I LP, another limited partnership in which the management group has similarly invested and which is another affiliate of Sandy Beaches, subleases a portion of the leased building from Qwest. Sandy Beaches, Herakles and Riptide were also named defendants in the lawsuit.

Our company's sole relationship with the data center is that it made a first mortgage loan on the property in February 2001 (before we were a public company). Shortly after we made the loan, we sold it to a conduit lender for its securitization. At the time we made the loan, the borrower (Sandy Beaches) agreed to pay us a monthly advisory fee through November 2010 for structuring and making the loan.

The lawsuit was in substance a commercial dispute between Qwest, on the one hand, and Sandy Beaches, Herakles and Riptide, on the other hand, as Qwest made a variety of claims against these three entities, including breach of the lease, the management agreement and the sublease. Qwest's sole claim against our company was essentially that it was an "alter ego" of the other defendants and, therefore, its separate existence should be disregarded and it should be liable for any damages payable by the other defendants.

During October 2008, we and Qwest settled the lawsuit against CapLease and all the claims against CapLease were dismissed. Also during October 2008, Sandy Beaches, Herakles and Riptide, on the one hand, and Qwest, on the other hand, agreed to a separate settlement, and the claims against Sandy Beaches, Herakles and Riptide were also dismissed.

Town of Johnston, Rhode Island

We continue to pursue legal actions against the Town of Johnston, Rhode Island, with respect to the construction by one of our tenants, Factory Mutual Insurance Company, of a new 350,000 square foot office building adjacent to the property we currently own and lease to them as their corporate headquarters in Johnston. Our legal actions comprise appeals of a series of decisions of the Town of Johnston Planning Board, the local administrative agency charged with reviewing and approving real estate development plans, in approving Factory Mutual's development plans. Through our legal actions, we are basically seeking to address concerns we have with the impact on our property of Factory Mutual's extensive development, particularly with respect to traffic impact issues. The Planning Board initially failed to provide us with an opportunity to present our substantive concerns with the project, and then, on a remand order from the Rhode Island Superior Court, in a September 30, 2008 decision, ignored the weight of the evidence presented and approved Factory Mutual's extensive development project without a single condition. The Rhode Island Superior Court has retained jurisdiction of our appeals and we are continuing to pursue those appeals with the Rhode Island Superior Court.

We understand that Factory Mutual commenced construction of its new building in late March 2008. The Superior Court has ruled that Factory Mutual can continue with construction of the building while our appeals are pending "at its own risk and with full knowledge of the potential of ultimately being required to tear down any construction and to restore the property to its prior state." Our lease with Factory Mutual expires on July 31, 2009. Factory Mutual's option to renew its current lease on our building expired unexercised on June 1, 2008.

We are in direct discussions with Factory Mutual with respect to a variety of matters, including our legal actions, end-of-lease term obligations and Factory Mutual's possible need for a short-term holdover in our building while they complete their new headquarters.

There are a variety of possible outcomes in our legal actions as well as our discussions with Factory Mutual, and we cannot predict the outcome and whether or not we will be successful in achieving our objectives.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our stockholders during the fourth quarter ended December 31, 2008.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Information and Holders of Record

Our common stock has been listed for trading on the New York Stock Exchange ("NYSE") under the symbol "LSE" since our initial public offering on March 19, 2004. On February 17, 2009, the reported closing sale price per share of common stock on the NYSE was $1.64 and there were 814 holders of record of our common stock. The table below sets forth the quarterly high and low sales prices of our common stock on the NYSE for the periods indicated.

FISCAL YEAR	LOW	HIGH
2007		
First Quarter	$10.16	$11.86
Second Quarter	10.51	11.77
Third Quarter	8.17	10.97
Fourth Quarter	7.96	10.56
2008		
First Quarter	$6.85	$9.00
Second Quarter	7.34	8.65
Third Quarter	6.75	10.14
Fourth Quarter	1.40	7.96

Dividends

The table below sets forth the cash dividends paid on our common stock for the periods indicated:

QUARTER ENDED	DIVIDEND PAYMENT DATE	DIVIDEND PER SHARE
2007		
March 31, 2007	April 16, 2007	$0.20
June 30, 2007	July 16, 2007	0.20
September 30, 2007	October 15, 2007	0.20
December 31, 2007	January 15, 2008	0.20
2008		
March 31, 2008	April 15, 2008	$0.20
June 30, 2008	July 15, 2008	0.20
September 30, 2008	October 15, 2008	0.20

We did not declare a dividend on our common stock in the quarter ended December 31, 2008.

We generally intend to distribute each year all or substantially all of our REIT taxable income (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles) to our stockholders so as to comply with the REIT provisions of the Internal Revenue Code and to avoid federal income tax and the nondeductible excise tax. Our dividend policy is determined from time to time by our Board of Directors in their sole discretion, and will depend on factors such as our cash available for distribution, our funds from operations, our maintenance of REIT status, market conditions and such other factors as our board of directors deems relevant.

Tax Characteristics of 2008 Dividends

The following table summarizes the taxable nature of our common dividends during 2008:

Total common dividend per share (tax basis)	**$0.80**
Capital gain	0.00%
Ordinary income	0.00%
Return of capital	100.00%
	100.00%

Stock Price Performance Graph

The graph below compares the cumulative total stockholder return of our common stock with that of the Standard & Poor's 500 Composite Stock Price Index and the Standard & Poor's REIT Composite Index from March 19, 2004 (the date our common stock began to trade publicly) through December 31, 2008. The graph assumes that you invested $100 at the close of market on March 19, 2004 in our common stock and each of the indexes, with dividends reinvested. The comparisons in this graph are provided in accordance with Securities and Exchange Commission disclosure requirements and are not intended to forecast or be indicative of the future performance of our common stock.

COMPANY / INDEX	BASE PERIOD 3/19/2004	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
■ CapLease, Inc.	100	121.58	109.70	129.63	101.91	22.61
■ S&P 500 Index	100	110.65	116.09	134.42	141.80	89.34
■ S&P REIT Index	100	118.30	133.16	188.76	156.48	92.03

COMPARISON OF CUMULATIVE TOTAL RETURN


$200
$175
$150
$125
$100
$75
$50
$25

Item 6. Selected Financial Data.

The following selected historical financial information for the five years ended December 31, 2008 is derived from our audited consolidated financial statements and those of our predecessor, CapLease, LP (the successor-in-interest to Capital Lease Funding, LLC) and its consolidated subsidiaries. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this Form 10-K.

	YEAR ENDED DECEMBER 31				
(in thousands, except per share amounts)	**2008**	2007	2006	2005	2004
Statement of Operations Data					
Revenues:					
Rental revenue	**$137,832**	$125,384	$78,656	$37,956	$4,287
Interest income from loans and securities	**35,054**	35,400	32,470	27,898	13,589
Property expense recoveries	**11,457**	11,215	8,828	6,272	1,608
Gains on sale of mortgage loans and securities	—	—	2,923	447	794
Other revenue	**764**	583	1,903	479	726
Total revenues	**185,107**	172,582	124,780	73,052	21,004
Expenses:					
Interest expense	**97,922**	97,036	63,212	31,398	2,768
Property expenses	**19,895**	18,912	15,891	10,441	1,761
(Gain) loss on derivatives	**19,496**	(203)	(413)	(159)	724
Loss on investments	**3,663**	372	907	2,372	247
General and administrative expenses	**11,671**	10,673	9,772	10,140	8,833
General and administrative expenses – stock-based compensation	**1,978**	1,621	2,621	2,235	3,825
Depreciation and amortization expense on real property	**54,021**	47,505	25,451	11,273	1,281
Loan processing expenses	**314**	306	268	283	196
Total expenses	**208,960**	176,222	117,709	67,983	19,635
Gain on extinguishment of debt	**1,968**	1,363	—	—	—
Income (loss) before minority interest and taxes	**(21,885)**	(2,277)	7,071	5,069	1,369
Minority interest in consolidated entities	**124**	33	(17)	55	—
Provision for income taxes	—	—	—	—	9
Income (loss) from continuing operations	**(21,761)**	(2,244)	7,054	5,124	1,360
Income from discontinued operations	—	(17)	195	6	—
Net income (loss)	**(21,671)**	(2,261)	7,249	5,130	1,360
Dividends allocable to preferred shares	**(2,844)**	(2,844)	(2,844)	(561)	—
Net income (loss) allocable to common stockholders	**$(24,605)**	$(5,105)	$4,405	$4,569	$1,360
Earnings per share:					
Net income (loss) per common share, basic and diluted	**$(0.54)**	$(0.13)	$0.14	$0.16	$0.06
Weighted average number of common shares outstanding, basic	**45,526**	40,739	31,939	27,784	22,125
Weighted average number of common shares outstanding, diluted	**45,526**	40,739	31,941	27,784	22,125
Dividends declared per common share	**$0.60**	$0.80	$0.80	$0.74	$0.25
Dividends declared per preferred share	**$2.03125**	$2.03125	$2.03125	$0.48524	$ —
Other data					
Cash flows from operating activities	**$64,359**	$30,945	$27,443	$(17,111)	$10,973
Cash flows from investing activities	**9,547**	(309,062)	(361,854)	(675,408)	(349,576)
Cash flows from financing activities	**(99,514)**	307,739	319,520	681,114	362,802

(in thousands, except per share amounts)	AS OF DECEMBER 31 2008	2007	2006	2005	2004
Balance Sheet Data					
Real estate investments, net	**$1,510,413**	$1,563,570	$1,115,001	$764,930	$194,541
Real estate investments consolidated under FIN 46	**—**	—	—	—	48,000
Loans held for investment	**285,779**	269,293	273,170	297,551	207,347
Commercial mortgage-backed securities	**161,842**	198,187	183,066	137,409	87,756
Cash and cash equivalents	**8,439**	34,047	4,425	19,316	30,721
Structuring fees receivable	**1,863**	2,576	3,253	3,862	4,426
Total assets	**2,045,669**	2,158,269	1,644,300	1,286,488	581,702
Mortgages on real estate investments	**972,324**	983,770	794,773	551,844	111,539
Collateralized debt obligations	**268,265**	268,227	268,190	268,156	—
Repurchase agreement obligations	**—**	232,869	195,485	129,965	133,831
Credit facility	**189,262**	—	—	—	—
Secured term loan	**123,719**	129,521	—	—	—
Convertible senior notes	**71,760**	75,000	—	—	—
Other long-term debt	**30,930**	30,930	30,930	30,930	—
Stockholders' equity	**318,200**	349,659	307,656	270,031	253,264

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the consolidated financial statements and the notes to those financial statements, included elsewhere in this filing.

OVERVIEW

We are a diversified REIT that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants. We focus on properties that are subject to a net lease. See "Business—Overview" for what constitutes a net lease. We also continue to be opportunistic and have made and expect to continue to make investments in single tenant properties where the owner has exposure to property expenses when we determine we can sufficiently underwrite that exposure and isolate a predictable cash flow.

We have two complimentary business lines: owning single tenant properties and making first mortgage loans and other debt investments on single tenant properties. For properties that we own, in addition to high quality tenant credit, we also seek to invest in strong real estate locations that will appreciate over time.

The principal sources of our revenues are rental income on our owned real properties and interest income from our debt investments (loans and securities). The principal sources of our expenses are interest expense on our assets financed, depreciation expense on our real properties, general and administrative expenses and property expenses (net of expense recoveries).

Our primary business objective is to generate stable, long-term and attractive returns based on the spread between the yields generated by our assets and the cost of financing our portfolio. We rely on leverage to allow us to invest in a greater number of assets and enhance our asset returns. Our overall portfolio leverage as of December 31, 2008 was approximately 79.1%. We expect our leverage levels to decrease over time, as a result of one or more of the following factors: scheduled principal amortization on our debt, voluntary debt reduction, and lower leverage on new asset acquisitions. As a result of market conditions, we began to reduce our debt levels during 2008 and expect to continue to do so in 2009.

Our portfolio financing strategy is to finance our assets with long-term fixed rate debt as soon as practicable after we invest, generally on a secured, non-recourse basis. We seek to finance our assets with "match-funded" or substantially "match-funded" debt, meaning that we seek to obtain debt whose maturity matches as closely as possible the maturity of the asset financed. Through December 31, 2008, our long-term fixed rate asset financings have been in the form of traditional third party mortgage financings (on most of our owned real properties) and two term financings, including a secured term loan (completed in December 2007) and one CDO (completed in March 2005). For assets not yet financed with long-term fixed rate debt, we typically employ a hedging strategy to manage our exposure to changes in interest rates prior to the time we obtain long-term fixed rate financing. We enter into hedging transactions at the discretion of our management team, and we may determine that it is not in our company's best interests to hedge the interest rate risks with respect to certain expected long-term financings. We entered into such a period in the fourth quarter of 2008 when we removed our interest rate hedge.

We rely primarily on equity and debt capital to fund our portfolio growth. Through December 31, 2008, our primary capital issuances have been our initial public offering of common stock in March 2004 (net proceeds of $221.8 million), a Series A preferred stock issuance in October 2005 (net proceeds of $33.7 million), trust preferred debt issued in December 2005 (net proceeds of $29.9 million), a follow-on common stock offering in each of May 2006 and May/June 2007 (net proceeds of $57.3 million and $104.8 million, respectively), and a $75.0 million 7.50% convertible senior note offering in October 2007 (net proceeds of $72.8 million).

SUMMARY OF INVESTMENT AND FINANCING ACTIVITY IN 2008

As a result of market conditions, we did not add any new assets to our portfolio during 2008. Instead, the focus of our portfolio activity during 2008 was reducing our debt and strengthening our balance sheet. During 2008, we retired $64.2 million of principal on our debt, including $43.6 million of borrowings to Wachovia Bank. We expect the focus of our portfolio activity during 2009 to be continued repayment and/or repurchase of our debt.

During April 2008, we concluded to transition financing on certain of our assets for which we had not yet obtained long-term fixed rate financing, from a 364-day repurchase agreement with Wachovia Bank, N.A. scheduled to mature in August 2008, to a longer term credit facility with Wachovia. In doing so, we were able to strengthen our balance sheet by providing additional term on the debt (scheduled maturity in April 2010 with an extension option until 2011) and reduce our risk to lender margin calls. Our strategy continues to be to obtain long-term fixed rate financing on these assets when credit markets stabilize and we can do so at an attractive cost.

Pursuant to our credit facility with Wachovia Bank, the bank has agreed to make an aggregate of $250 million of term and revolving credit loans available to us. As of December 31, 2008, we had $189.3 million borrowed under this facility. We pay interest on our borrowings at prevailing short-term rates (30-day LIBOR) plus a pricing spread ranging from 200 to 250 basis points. Our Wachovia credit facility is recourse debt.

During December 2008 and January 2009, we repurchased $8.74 million of the convertible senior notes we issued in October 2007 at a price of $3.27 million, or a 62.6% discount from the face amount of the notes.

BUSINESS ENVIRONMENT

Conditions within the United States credit markets in general and United States real estate credit markets in particular continue to experience historic levels of dislocation and stress that began in the summer of 2007. These conditions continue to impact us in a variety of ways, including by:

- making it difficult for us to price and finance new investment opportunities on attractive terms. As a result of market conditions, we have not been adding new asset investments to our investment portfolio.
- causing us to preserve our liquidity rather than make new investments due to the lack of debt or equity capital on attractive terms.
- causing a delay in the long-term fixed rate financing of the mortgage assets financed under our credit agreement with Wachovia Bank, which were scheduled to be financed through a CDO. This credit agreement is priced at floating rates based on 30-day LIBOR, or the London Interbank Offered Rate, is recourse to all of our other assets and enables the lender to exercise margin calls primarily for credit events related to the assets financed. We may experience increases in our borrowing costs as a result of increases in LIBOR. We intend to pursue a variety of strategies for the assets financed on the facility, including obtaining long-term fixed rate financing when market conditions permit, pursuing selected asset sales, and retiring the debt on selected assets and holding the assets unlevered. We expect credit market conditions to impact our ability to refinance any of these assets and, therefore, we cannot provide any assurance as to the timing or our ability to do so.
- causing us to close our open hedge position during November 2008, for a total loss of $18.1 million, as a result of unprecedented credit market dislocations and associated declines in the 10-Year Treasury and other benchmark market interest rates.

Widening credit spreads and limited market trading activity for real estate securities continue to result in depressed valuations on our real estate securities. If these conditions do not improve, we may be subject to impairment losses on our securities investments in the future, and these losses may be significant.

We do not know when market conditions will stabilize, if adverse conditions will intensify or the full extent to which the disruptions will affect us. If market instability persists or intensifies, the trends discussed above may continue and we may be impacted in a variety of additional ways. For example, we may experience challenges in refinancing debt as it matures or raising additional capital, margin calls on our Wachovia Bank credit agreement and impairment charges on our assets.

We have taken and may continue to take a variety of cash conservation measures such as asset sales, expense reductions and dividend adjustments to increase our liquidity levels until credit markets normalize. Credit market conditions have resulted in reduced trading activity and lower valuations for our securities, which could impact the amount at which and how quickly we could sell our assets if needed to generate liquidity. Our ability to sell collateral to generate liquidity could also be impacted by factors such as market conditions, the relative illiquidity of certain of our assets (i.e., our owned property and loan investments) and limitations on sale imposed pursuant to the debt financing terms of our assets.

Current economic conditions and the credit crisis may cause commercial real estate values and market rental rates to decline significantly. These declines could adversely impact us in a number of ways, including by causing us to record losses on our assets, reducing the proceeds we receive upon sale or refinance of our assets or adversely impacting our ability to re-let our owned properties.

Current economic conditions have contributed to unexpected bankruptcies and rapid declines in financial condition at a number of companies, particularly in the retail and financial sectors. These conditions could cause one or more of the tenants to whom we have exposure to fail or default in their payment obligations, which could cause us to record material losses or a material reduction in our cash flows.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of financial statements in conformity with GAAP requires the use of judgments, estimates and assumptions that could affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates. The following is a summary of our accounting policies that are most affected by judgments, estimates and assumptions. The summary should be read in conjunction with the more complete discussion of our accounting policies included in Note 3 to the consolidated financial statements in this Annual Report on Form 10-K.

Loan Investments

Since our initial public offering, our loan investments have been, and we expect in the future they will continue to be, accounted for as long term investments, as our strategy contemplates that we hold the loans for the foreseeable future or until maturity. We are required to periodically evaluate each of these loans for possible impairment. Our impairment analysis includes both a general reserve component under SFAS No. 5, *Accounting for Contingencies*, and an asset-specific component under SFAS No. 114, *Accounting by Creditors for Impairments of a Loan*. Significant judgment is required in the analysis of each component, including (under SFAS No. 5) making estimates of collateral values, and estimates of probabilities of default and lease rejection rates, and (under SFAS No. 114) evaluating factors such as the status of the loans (i.e., current or expected payment or other defaults), the credit quality of the underlying tenants, the present value of expected future cash flows on the loans, the fair market value of our collateral, and the amount and status of any senior debt. For the years ended December 31, 2008 and December 31, 2007, we recorded SFAS No. 5 general loan loss reserves of $0.5 million and $0, respectively, and no asset-specific loan loss reserves, although we did record a loss of $0.7 charged to the Consolidated Statement of Operations during the year ended December 31, 2008, related to the write-off in full of a development loan investment.

Purchase Accounting for Acquisition of Real Estate

We allocate the purchase price of rental real estate acquired to the following based on fair values:

- acquired tangible assets, consisting of land, building and improvements; and
- identified intangible assets and liabilities, consisting of above-market and below-market leases, in-place leases and tenant relationships.

In estimating the fair value of the tangible and intangible assets acquired, we consider information obtained about each property as a result of our due diligence activities and other market data, and utilize various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant (the "dark value").

Above-market and below-market lease values for acquired properties are recorded based on the present value of the differences between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease. Fair market lease rates are measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market rate renewal options for below-market leases. In computing present value, we consider the costs which would need to be invested to achieve the fair market lease rates. We use a discount rate which reflects the risks associated with the leases acquired. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market renewal options of the respective leases.

Other intangible assets acquired include in-place leases and tenant relationships which are valued based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with the respective tenant. Factors considered by management in its analysis of in-place lease values include an estimate of the dark value of the property, carrying costs during the hypothetical expected time it would take management to find a tenant to lease the space for the existing lease term (a "lease-up period") considering current market conditions, and costs to execute similar leases. Management estimates carrying costs, including such factors as real estate taxes, insurance and other operating expenses during the expected lease-up period, considering current market conditions and costs to execute similar leases. In estimating costs to execute similar leases, management considers leasing commissions and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of in-place leases is amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles is amortized to expense over the anticipated life of the relationships. Through December 31, 2008, we have assigned no value to tenant relationships on any of our acquisitions.

Commercial Mortgage-Backed Securities

We account for our investments in securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. We estimate the fair value on all securities investments quarterly. The fair values of CMBS are determined in most cases primarily by reference to index pricing. Management may also estimate fair value based on credit characteristics and term of the security, market yields on securities with similar credit ratings, and collateral values. Management has obtained broker quotes, but believes that in most cases the broker quotes reflect expected pricing for distressed trades in inactive and dislocated markets, rather than actual prices in orderly transactions. Management has ultimately determined the fair values recorded in the financial statements based on a variety of factors, and in most cases those fair values are significantly above the broker quotes. Our estimates of fair value are subject to significant variability based on market conditions, including interest rates and credit spreads. We must also assess whether any unrealized losses on securities below our carry value reflect a decline in value which is other-than-temporary. If so, we must write the impaired security down to its fair value through a charge to our Statement of Operations. Significant judgment is required in this analysis. The current market dislocations have made these judgments even more challenging. In determining whether a decline in value is other-than-temporary, we consider whether the decline is due to factors such as changes in interest rates or credit spreads (indicator of temporary decline) or credit rating downgrades on the securities or credit defaults on the underlying collateral assets (indicator of an other-than-temporary decline). In estimating other-than-temporary impairment losses, management considers (1) the financial condition and near-term prospects of the underlying credit, (2) our intent and ability to retain our investment in the underlying credit for a period of time sufficient to allow for anticipated recovery in fair value and (3) the length of time and the extent to which the fair value has been below cost. We recorded other-than-temporary declines in the fair value of our CMBS securities of $1.0 million in 2008, $0.4 million for 2007, and $0.9 million for 2006.

Impairment on Owned Real Properties

We own real properties for investment. We review these properties for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Upon determination of impairment, we would record a write-down of the asset, which would be charged to earnings. Significant judgment is required both in determining impairment and in estimating the resulting write-down, including an evaluation of factors such as the credit quality of the tenant, the anticipated cash flows of the property, based on current leases in place, and an estimate of what lease rents will be if the property is vacated coupled with an estimate of proceeds to be realized upon sale. However, these estimates are highly subjective and could differ materially from actual results. Through December 31, 2008, we have determined that no write-downs have been necessary on any of our owned real properties, other than a $0.4 million impairment loss on our Cott property recorded in the quarter ended September 30, 2008.

Derivative Instruments and Other Risk Management Transactions

Our derivative instruments and other risk management transactions, which we hold for hedging or other risk management purposes, are carried at fair value pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. Fair value is based on market quotations. Fair values on such derivatives are subject to significant variability based on many of the same factors as our securities available for sale discussed above. Further, to the extent the derivatives qualify as hedges under SFAS No. 133, net unrealized gains or losses are reported as a component of accumulated other comprehensive income (a component of stockholders' equity on our balance sheet); otherwise, they are reported as a component of current income or loss on our Statement of Operations. In order to qualify for hedge accounting treatment under SFAS 133, our derivatives must meet various technical requirements under SFAS 133, including satisfying hedge effectiveness testing at each reporting date. Failure to meet these requirements would result in the change in value of the derivative instrument being charged directly to our Statement of Operations without any offset from the change in fair value of the related hedged transaction.

Our hedging transactions may not perform as expected, including during periods of market dislocation. For example, as a result of unprecedented credit market dislocations and associated declines in the 10-Year Treasury and other benchmark market interest rates, we concluded to close our only open hedge position during November 2008, resulting in a loss charged directly to our Statement of Operations during the quarter ended December 31, 2008, of $18.1 million. We currently have no open hedge positions.

Stock-Based Compensation

Pursuant to our 2004 stock incentive plan, we have made and expect to continue to make awards of common stock to our employees with vesting subject to attainment of performance criteria. Under SFAS No. 123R (revised 2004), *Share-Based Payment*, we are required to estimate the probability of vesting of these shares quarterly and recognize expense (generally equal to the fair market value of the shares awarded on the grant date) for any shares deemed probable to vest over the period the employee is required to perform services to receive the shares. We base our estimates of probability on an assessment of our actual results against the relevant performance criteria. These estimates may change over time as our actual results against the criteria are re-assessed. Changes in these estimates could have a material impact on the expense we recognize.

PROPERTY ACQUISITIONS

During the quarter ended December 31, 2008, we did not make any new investments. We also did not complete any new asset financings.

BUSINESS SEGMENTS

We conduct our business through two operating segments:

- operating real estate (including our investments in owned real properties); and
- lending investments (including our loan investments as well as our investments in securities).

Segment data for the year ended December 31, 2008 are as follows:

	(amounts in thousands)			
	CORPORATE / UNALLOCATED	OPERATING REAL ESTATE	LENDING INVESTMENTS	TOTAL
Total revenues	$777	$149,992	$34,338	$185,107
Total expenses and minority interest	22,185	146,889	39,762	208,836
Gain on extinguishment of debt	1,968	—	—	1,968
Income (loss) from continuing operations	(19,440)	3,103	(5,424)	(21,761)
Total assets	26,763	1,566,405	452,501	2,045,669

Segment data for the year ended December 31, 2007 are as follows:

	(amounts in thousands)			
	CORPORATE / UNALLOCATED	OPERATING REAL ESTATE	LENDING INVESTMENTS	TOTAL
Total revenues	$602	$137,341	$34,639	$172,582
Total expenses and minority interest	16,111	135,658	24,420	176,189
Gain on extinguishment of debt	—	1,363	—	1,363
Income (loss) from continuing operations	(15,509)	3,046	10,219	(2,244)
Total assets	64,616	1,620,419	473,234	2,158,269

Segment data for the year ended December 31, 2006 are as follows:

	(amounts in thousands)			
	CORPORATE / UNALLOCATED	OPERATING REAL ESTATE	LENDING INVESTMENTS	TOTAL
Total revenues	$811	$88,002	$35,967	$124,780
Total expenses and minority interest	14,901	82,754	20,071	117,726
Income (loss) from continuing operations	(14,090)	5,248	15,896	7,054
Total assets	30,219	1,152,348	461,733	1,644,300

COMPARISON OF YEAR ENDED DECEMBER 31, 2008 TO THE YEAR ENDED DECEMBER 31, 2007

The following discussion compares our operating results for the year ended December 31, 2008 to the comparable period in 2007.

Revenue

Total revenue increased $12.5 million, or 7%, to $185.1 million. The increase was primarily attributable to increases in rental revenue.

Rental revenue and property expense recoveries, in the aggregate, increased $12.7 million, or 9%, to $149.3 million. The increase was driven by a full year of rental revenue from the EntreCap portfolio which was acquired in April 2007.

Interest income was basically unchanged, decreasing $0.3 million, or 1%, to $35.1 million.

Expenses

Total expenses increased $32.7 million, or 19%, to $209.0 million. The increase in expenses was primarily attributable to the large loss on derivatives, and higher levels of depreciation and amortization expense on real property, loss on investments, general and administrative expenses, property expenses and interest expense.

Interest expense increased $0.9 million, or 1%, to $97.9 million, from $97.0 million. The increase was primarily the result of $7.0 million of additional interest expense on the secured term loan we issued in December 2007, $4.7 million of additional interest expense on the convertible senior notes we issued in October 2007, and $3.1 million of additional interest expense on property mortgages, partially offset by $14.0 million of lower interest expense on floating rate borrowings (resulting from lower borrowings and interest rates in 2008 and the impact in 2007 of $2.6 million of fees and $2.6 million of interest expense under the bridge facility we entered into in connection with the acquisition of the EntreCap portfolio in April 2007). Our average balance outstanding and effective financing rate under our floating rate borrowings other than the bridge facility was approximately $202 million at 5.44% during 2008 (average 30-day LIBOR of 2.91%), compared with approximately $329.4 million at 6.29% during 2007 (average 30-day LIBOR of 5.30%).

Depreciation and amortization expense on real property increased $6.5 million, or 14%, to $54.0 million, as a result of the additional real estate investments made during 2007.

Property expense increased $1.0 million, or 5%, to $19.9 million. The net amount of property expenses we incurred in 2008 (net of expense recoveries) was $8.4 million, compared to $7.7 million in 2007. The growth in property expenses reflects the growth of our portfolio as well as our purchase of properties with greater overall exposure to property expenses under the lease provisions, primarily with respect to leases with the United States Government. While our investment focus continues to be on net leased properties, we expect to continue to pursue properties where we have exposure to property expenses when we determine we can sufficiently underwrite that exposure and isolate a predictable cash flow.

We had a $19.5 million loss on derivatives in the 2008 period, compared to $0.2 of income in the 2007 period. The loss in the 2008 period relates primarily to $18.1 million of losses we realized in November 2008 when we closed our only open hedge position. As of December 31, 2007 and during most of 2008, we had a single open interest rate swap, intended to manage our exposure to interest rate movements for a planned long-term financing of assets financed on our interim financing facility with Wachovia Bank. During November 2008, we closed the swap as a result of unprecedented credit market dislocations and associated declines in the 10-Year Treasury and other benchmark market interest rates. Under SFAS No. 133, the full amount of the realized loss on closing the swap of $15.2 million, along with $2.9 million of related losses previously deferred in Other Comprehensive Income/Loss on our Consolidated Balance Sheet, was charged directly to our Consolidated Statement of Operations, as the swap position no longer represented an effective cash flow hedge under SFAS No. 133. We currently have no open hedge positions.

Loss on investments increased $3.3 million, to $3.7 million in 2008, from $0.4 million in 2007. Losses in 2008 reflect the $1.1 million write-off of the investment in Matapeake in the fourth quarter (see Note 8 of the consolidated financial statements included in this Form 10-K), the $1.0 million impairment loss on securities investments in the fourth quarter (see Note 6), the $0.7 million write-off of a development loan in the third quarter (see Note 5), a $0.5 million general reserve for loan losses in the fourth quarter (see Note 5), and the $0.4 million impairment loss on the Cott property in the third quarter (see Note 4). Losses in 2007 reflect impairment losses on two CMBS securities during the second quarter of 2007 (see Note 6). Management determined that other-than-temporary declines in the fair value below cost basis had occurred on these two investments.

General and administrative expense increased $1.0 million, or 9%, from $10.7 million to $11.7 million, primarily reflecting higher legal expenses associated with litigation, including the actions we brought related to the real property we own in Johnston, Rhode Island and lease to Factory Mutual Insurance Company.

General and administrative expense stock-based compensation increased $0.4 million, as a result of an additional year of stock awards amortizing to expense in 2008, offset in part by a lower vesting percentage for performance-based awards in 2008. As of December 31, 2008, $4.3 million of unvested shares (fair value at the grant dates) is expected to be charged to our Consolidated Statement of Operations ratably over the remaining vesting period (through March 2013). As of December 31, 2008, the grant date fair value for awards of 24,886 shares made in 2005, 47,116 shares made in 2006, 94,050 shares made in 2007 and 157,380 shares made in 2008, had not yet been determined because the grant date (as defined under relevant accounting guidance) had not yet occurred.

Gain on extinguishment of debt

We had $2.0 million of non-cash gains on extinguishment of debt in 2008, compared to $1.4 million in the 2007 period. Gains in the 2008 period related to the repurchase of our convertible senior notes in December 2008, and the gains in the 2007 period related to our retirement of debt we assumed when we purchased the EntreCap portfolio. The gains in the 2007 period resulted from interest rate changes between the date we assumed the debt and the date it was repaid.

Net (loss)

Net (loss) increased to $(21.8) million in 2008, from $(2.3) million in 2007, primarily as a result of the loss on derivatives in the 2008 period. Net (loss) allocable to common stockholders was $(24.6) million in 2008, reflecting dividends to preferred stockholders of $2.8 million.

COMPARISON OF YEAR ENDED DECEMBER 31, 2007 TO THE YEAR ENDED DECEMBER 31, 2006

The following discussion compares our operating results for the year ended December 31, 2007 to the comparable period in 2006.

Revenue

Total revenue increased $47.8 million, or 38%, to $172.6 million. The increase was primarily attributable to increases in rental revenue and property expense recoveries and an increase in interest income, offset in part by decreases in gain on sale of loans and securities and other revenue.

Rental revenue and property expense recoveries, in the aggregate, increased $49.1 million, or 56%, to $136.6 million. We continued to make significant investments in owned properties during 2007, and the significant increase in revenues associated with these investments is a result of the large growth in this portion of our overall investment portfolio during 2006 and 2007.

Interest income increased $2.9 million, or 9%, to $35.4 million. The increase was due to modestly larger overall aggregate loan and security investments.

We had no gains on sale of mortgage loans and securities in 2007, compared to gains of $2.9 million during 2006. The 2006 activity reflected gains on the sale of securities in the fourth quarter of 2006 ($2.3 million) and a gain we earned on the origination and sale of a mortgage loan in the first quarter of 2006 ($0.6 million).

Other revenue decreased $1.3 million, or 69%, from $1.9 million to $0.6 million, primarily reflecting income we received on loans that were paid off in 2006.

Expenses

Total expenses increased $58.5 million, or 50%, to $176.2 million. The increase in expenses was primarily attributable to higher levels of interest expense, depreciation and amortization expense on real property, property expenses, and general and administrative expenses, and losses on two CMBS investments, offset in part by a reduction in stock-based compensation expense.

Interest expense increased $33.8 million, or 54%, to $97.0 million, from $63.2 million. The increase was primarily the result of $16.0 million of increased interest expense on our property mortgages originated or assumed in 2006 and 2007, $11.0 million of additional interest expense under our repurchase agreement (primarily resulting from higher borrowings and interest rates in 2007), $2.6 million of fees paid under the Bridge Facility we entered into in connection with the acquisition of the EntreCap Portfolio, $2.6 million of interest expense under the Bridge Facility, $1.3 million of interest expense on the convertible senior notes we issued in October 2007, and $0.3 million of interest expense on the secured term loan we issued in December 2007. Our average balance outstanding under the repurchase agreement was approximately $329.4 million during 2007, compared with approximately $145.2 million during 2006.

Depreciation and amortization expense on real property increased $22.1 million, or 87%, to $47.5 million, as a result of the significant increase in real estate investments made during 2006 and 2007.

Property expense increased $3.0 million, or 19%, to $18.9 million. The net amount of property expenses we incurred in 2007 (net of expense recoveries) was $7.7 million, compared to $7.1 million in 2006. The growth in property expenses reflects the growth of our portfolio as well as our purchase of properties with greater overall exposure to property expenses under the lease provisions, primarily with respect to leases with the United States Government. While our investment focus continues to be on net leased properties, we expect to continue to pursue properties where we have exposure to property expenses when we determine we can sufficiently underwrite that exposure and isolate a predictable cash flow.

Loss on investments decreased $0.5 million, to $0.4 million in 2007, from $0.9 million in 2006. Losses in 2007 reflect impairment losses on two CMBS securities during the second quarter of 2007. Management determined that other-than-temporary declines in the fair value below cost basis had occurred on these two investments. Losses in 2006 relate to write-downs we took on our securities as a result of exposure to the Winn-Dixie bankruptcy. The losses in both periods are discussed in Note 6 of the consolidated financial statements included in this Form 10-K.

General and administrative expense increased $0.9 million, or 9%, from $9.8 million to $10.7 million, primarily reflecting higher employee compensation due to increased headcount and higher legal expenses primarily associated with the retirement of debt we assumed upon acquisition of the EntreCap portfolio.

General and administrative expense stock-based compensation decreased $1.0 million, as our transition to a five year vesting period and a lower vesting percentage for performance-based awards in 2007 offset an additional year of stock awards amortizing to expense. As of December 31, 2007, $3.6 million of unvested shares (fair value at the grant dates) is expected to be charged to our Consolidated Statement of Operations ratably over the remaining vesting period (through March 2012). As of December 31, 2007, the grant date fair value for awards of 49,776 shares made in 2005, 70,675 shares made in 2006, and 125,400 shares made in 2007 had not yet been determined because the grant date (as defined under relevant accounting guidance) had not yet occurred.

Gain on extinguishment of debt

We had $1.4 million of non-cash gains on extinguishment of debt in the 2007 period, relating to our retirement of debt we assumed when we purchased the EntreCap portfolio. These gains resulted from interest rate changes between the date we assumed the debt and the date it was repaid.

Net income (loss)

Net income (loss) decreased from $7.2 million to $(2.3) million, primarily as a result of increases in interest expense, depreciation expense and property expenses, offset in part by an increase in rental revenues and property expense recoveries. Net (loss) allocable to common stockholders was $(5.1) million in 2007, reflecting dividends to preferred stockholders of $2.8 million.

CIRCUIT CITY EXPOSURE

Circuit City Stores, Inc. ("Circuit City") filed for bankruptcy protection in November 2008, and, on January 16, 2009, announced its intention to liquidate its assets. The Company does not own any properties leased to Circuit City and does not have any loan investments where Circuit City is the underlying tenant. The Company does own investments in three CMBS securities transactions containing a total of 10 amortizing first mortgage loans each on a single tenant retail store net leased to Circuit City.

Each loan is secured by a first mortgage on the borrower's ownership interest in the property and an assignment of the borrower's lease with Circuit City. At this time, any estimate of the impact of the Circuit City bankruptcy on securities the Company owns is subject to a variety of assumptions. Circuit City may sell or assign its interest in one or more of the subject leases or the borrower may choose to protect its investment in the property by making the scheduled payments under the loan. Assuming a default under one or more of the loans, any estimate of the loss to the trust reflects assumptions such as the amount that will be recovered from the property in connection with a foreclosure on the mortgage, the amount that will be recovered in bankruptcy on the unsecured claim for unpaid rent under the lease, and the amount of any reserve deposited in the trust to absorb losses on the collateral.

Additional detail about the Company's exposure to Circuit City is described below.

CALFS 1997-CTL 1 Transaction

The CALFS 1997-CTL 1 transaction was closed in January 1997 with an initial principal balance of $129.4 million. As of December 31, 2008, the current principal balance of the transaction was approximately $34.1 million.

The Company owns the Class D bond in the CALFS transaction. The CALFS pool includes a total of five fully amortizing first mortgage loans on Circuit City retail stores. All of the loans were originated in November 1995.

The following schedule summarizes certain information about the loans on Circuit City retail stores in the CALFS 1997-CTL 1 transaction.

PROPERTY LOCATION	BUILDING SIZE (SQUARE FEET)	ORIGINAL PRINCIPAL BALANCE	PRINCIPAL BALANCE AS OF FEBRUARY 9, 2009	CURRENT PRINCIPAL BALANCE PER SQUARE FOOT
Killeen, TX	28,554	$3,548,660	$2,123,727	$74.38
Merced, CA	18,716	3,010,983	1,801,948	96.28
Portland, OR	32,571	5,269,220	3,132,528	96.18
Salisbury, MD	23,342	3,333,587	1,981,801	84.90
Winston-Salem, NC	42,600	5,914,430	3,539,536	83.09
	145,783	**$21,076,880**	**$12,579,540**	86.29

The following schedule summarizes certain information about the current capital structure of and the Company's investment in the CALFS 1997-CTL 1 transaction.

CLASS	BALANCE AS OF JANUARY 23, 2009	CURRENT FITCH RATING	CAPLEASE BASIS
A1	$ —	—	$ —
A2	—	—	—
A3	—	—	—
B	2,367,929	AAA	N/A
C	15,528,585	A	N/A
D	6,146,731	B-	5,929,092
E	6,793,756	CC	N/A
F	1,941,073	C	N/A
G	1,294,052	C	N/A
	$34,072,126		

NLFC 1999-LTL-1

The NLFC 1999-LTL-1 transaction was closed in March 1999 with an initial principal balance of $492.4 million. As of December 31, 2008, the current principal balance of the transaction was approximately $230.1 million.

The Company owns the Class E bond and the Class X (interest only) bond in the NLFC transaction. The NLFC pool includes a total of two fully amortizing first mortgage loans, including a loan on a Circuit City retail store and a loan on a CarMax, Inc. (NYSE: KMX) retail store, a former subsidiary of Circuit City. Both loans were originated between March and June 1997. The lease with respect to the CarMax property was originally entered into with Circuit City but has been assigned to CarMax who remains liable under the lease.

The following schedule summarizes certain information about the loans on Circuit City retail stores in the NLFC 1999-LTL-1 transaction.

PROPERTY LOCATION	BUILDING SIZE (SQUARE FEET)	ORIGINAL PRINCIPAL BALANCE	PRINCIPAL BALANCE AS OF FEBRUARY 9, 2009	CURRENT PRINCIPAL BALANCE PER SQUARE FOOT
South Portland, ME	27,665	$2,598,709	$1,396,664	$50.48[1]
Tampa, FL[2]	77,337	12,874,220	8,837,268	114.27
	105,002	**$15,472,929**	**$10,233,932**	97.46

(1) The borrower does not own the land on which the retail store is located, but rather a leasehold interest in a ground lease from the land owner. Therefore, the collateral for this loan includes a mortgage on the borrower's leasehold interest in a ground lease (rather than a mortgage of the land).

(2) In connection with the separation of CarMax from Circuit City in 2002, the lease was assigned by Circuit City to CarMax.

The following schedule summarizes certain information about the current capital structure of and the Company's investment in the NLFC 1999-LTL-1 transaction.

CLASS	BALANCE AS OF JANUARY 22, 2009	CURRENT S&P RATING	CAPLEASE BASIS
A1	$ —	—	$ —
A2	6,728,188	AAA	N/A
A3	127,347,816	AAA	N/A
B	25,855,814	AAA	N/A
C	20,930,897	A+	N/A
D	30,780,731	BBB	N/A
E	11,081,063	BB	5,427,162
F	3,693,687	B	N/A
G	3,648,245	NR	N/A
	$230,066,441		
X	**$230,043,436**	AAA	$5,931,626

BSCMS 1999 CLF 1

The BSCMS 1999 CLF 1 transaction was closed in August 1999 with an initial principal balance of $320.1 million. As of December 31, 2008, the current principal balance of the transaction was approximately $255.4 million.

The Company owns the Class E and Class F bonds in the BSCMS transaction, which represent the most subordinate classes in the transaction. The BSCMS pool includes a total of three nearly fully amortizing first mortgage loans on Circuit City retail stores. The three loans were originated in March 1999.

The following schedule summarizes certain information about the loans on Circuit City retail stores in the BSCMS 1999 CLF 1 transaction.

PROPERTY LOCATION	BUILDING SIZE (SQUARE FEET)	ORIGINAL PRINCIPAL BALANCE	PRINCIPAL BALANCE AS OF FEBRUARY 9, 2009	CURRENT PRINCIPAL BALANCE PER SQUARE FOOT
Lake Charles, LA	20,973	$2,646,253	$2,238,590	$106.74
Fayetteville, AR	20,827	3,279,035	2,805,723	134.72
Anniston, AL	15,280	1,627,442	1,385,600	90.68
	57,080	**$7,552,730**	**$6,429,913**	112.65

The following schedule summarizes certain information about the current capital structure of and the Company's investment in the BSCMS 1999 CLF 1 transaction.

CLASS	BALANCE AS OF JANUARY 22, 2009	CAPLEASE NOTIONAL AMOUNT	CURRENT S&P RATING	CAPLEASE BASIS
A1	$ —	$ —	—	$ —
A2	—	—	—	—
A3	59,655,855	—	AAA	N/A
A4	135,086,846	—	AAA	N/A
B	16,292,000	—	AAA	N/A
C	15,334,000	—	A+	N/A
D	24,918,000	—	B	N/A
E	3,834,000	3,326,000	CCC	559,730(1)
F	312,429	250,749	NR	0
	$255,433,130	**$3,576,749**		

(1) Includes $1,000,000 impairment loss recorded by the Company as of December 31, 2008.

FUNDS FROM OPERATIONS

Funds from operations, or FFO, is a non-GAAP financial measure. We believe FFO is a useful additional measure of our performance because it facilitates an understanding of our operating performance after adjustment for real estate depreciation, a non-cash expense which assumes that the value of real estate assets diminishes predictably over time. In addition, we believe that FFO provides useful information to the investment community about our financial performance as compared to other REITs, since FFO is generally recognized as an industry standard for measuring the operating performance of an equity REIT. FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income or earnings per share determined in accordance with GAAP as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. Since all companies and analysts do not calculate FFO in a similar fashion, our calculation of FFO may not be comparable to similarly titled measures reported by other companies.

We calculate FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT") which defines FFO as net income (loss) (computed in accordance with GAAP) excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

The following table reconciles our net income (loss) allocable to common stockholders to FFO for the years ended December 31, 2008, December 31, 2007 and December 31, 2006.

	YEAR ENDED DECEMBER 31		
(in thousands, except per share amounts)	2008	2007	2006
Net income (loss) allocable to common stockholders	$(24,605)	$(5,105)	$4,405
Adjustments:			
Add: Minority interest—OP units	(124)	(33)	17
Add: Depreciation and amortization expense on real property	54,021	47,505	25,451
Funds from operations	$29,292	$42,367	$29,873
Weighted average number of common shares outstanding, diluted	45,526	40,739	31,941
Weighted average number of OP units outstanding	230	263	145
Weighted average number of common shares and OP units outstanding, diluted	45,756	41,002	32,086
Net income (loss) per common share, basic and diluted	$(0.54)	$(0.13)	$0.14
Funds from operations per share	$0.64	$1.03	$0.93
Gain on sale of mortgage loans and securities	$ —	$ —	$2,923

LIQUIDITY AND CAPITAL RESOURCES

We rely on leverage to allow us to invest in a greater number of assets and enhance our asset returns. Leverage also exposes us to a variety of risks which are discussed in more detail in our most recent Annual Report on Form 10-K under the heading "Risk Factors." Our overall portfolio leverage as of December 31, 2008 was approximately 79.1%. We expect our leverage levels to decrease over time, as a result of one or more of the following factors: scheduled principal amortization on our debt, voluntary debt reduction, and lower leverage on new asset acquisitions. As a result of market conditions, we began to reduce our debt levels during 2008 and expect to continue to do so in 2009.

Our portfolio financing strategy is to finance our assets with long-term fixed rate debt as soon as practicable after we invest, generally on a secured, non-recourse basis. We seek to finance our assets with "match-funded" or substantially "match-funded" debt, meaning that we seek to obtain debt whose maturity matches as closely as possible the maturity of the asset financed. Through December 31, 2008, our long-term fixed rate asset financings have been in the form of traditional third party mortgage financings (on most of our owned real properties) and two term financings, including a secured term loan (completed in December 2007) and one CDO (completed in March 2005). As of December 31, 2008, we have financed on a long-term basis an aggregate of approximately $1.82 billion of portfolio assets with third party mortgage debt of $972.3 million and term financings of $392.0 million.

As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders on an annual basis, and we intend to distribute all or substantially all of our REIT taxable income in order to comply with the distribution requirements of the Code and to avoid federal income tax and the nondeductible excise tax. We declared total dividends of $0.60 per share of common stock during the year ended December 31, 2008, including $0.20 per share in each of the first, second and third quarters. We did not declare a dividend on our common stock in the fourth quarter of 2008. We declared a dividend of $0.5078125 per share of 8.125% Series A cumulative redeemable preferred stock in each of the first, second, third and fourth quarters of 2008. Our dividend policy is subject to revision at the discretion of our board of directors. All distributions will be made at the discretion of our board of directors and will depend on our cash available for distribution, our funds from operations, our maintenance of REIT status, market conditions and such other factors as our board of directors deems relevant.

Short-Term Liquidity and Financing

We expect that our short-term liquidity requirements will be met generally through our available cash and cash equivalents, cash provided by operations, and, to the extent we make new investments, through revolving loan borrowings under our credit agreement with Wachovia Bank discussed below. We expect that our short-term liquidity requirements will also be met through a portion of the proceeds from any issuances of debt and/or equity capital. Our ability to issue debt or equity capital is currently being adversely impacted by the factors discussed under "Business Environment" above. As of December 31, 2008, we had $8.4 million in available cash and cash equivalents. As of March 5, 2009, we had $24.0 million in available cash and cash equivalents.

On April 29, 2008, we entered into a credit agreement with Wachovia Bank. Pursuant to the agreement, Wachovia Bank agreed to make an aggregate of $250 million of term and revolving credit loans available to us. We drew a $210.4 million term loan upon closing of the borrowing facility and may make draws of revolving credit loans from time to time during the agreement term to finance commercial real estate assets that are approved by the Wachovia Bank in its discretion.

The credit agreement is for a term of two years with a one-year extension option at our option provided we meet certain conditions (including reducing our borrowings to $135 million by the scheduled maturity date in April 2010). We can prepay our borrowings under the facility in whole or in part at any time (subject to a $1 million minimum) without any penalty or premium. We are required to use a portion of our future debt or equity issuances to prepay borrowings under the facility. We are required to pay interest on our borrowings at prevailing short-term rates (30-day LIBOR) plus a pricing spread ranging from 200 to 250 basis points.

In connection with the financing transaction, we also agreed to consolidate our existing lending arrangements with Wachovia Bank into this facility and, as a result, our prior $250 million repurchase agreement and a $30 million revolving loan agreement were terminated. Our borrowings under the facility are secured by the same collateral that previously secured our obligations under the repurchase agreement and $30 million revolver, which includes a combination of first mortgage loan investments, intercompany mortgage loans on our owned property investments, commercial mortgage-backed securities and a first lien on our ownership interest in the real property located in Johnston, Rhode Island and leased to Factory Mutual Insurance Company. Our obligations under the credit agreement are also fully recourse to all of our other assets. In the event Wachovia determines in its sole discretion that the value of our collateral assets has declined, including as a result of an underlying tenant credit rating downgrade or other adverse tenant-credit event, Wachovia may require us to prepay a portion of our borrowings, provided that Wachovia may not reduce the value of any of our collateral other than CMBS securities due to general credit spread or interest rate fluctuations.

We are required to comply with the following financial covenants under the credit agreement: minimum liquidity (as defined in the agreement) of at least $8 million, and minimum consolidated tangible net worth (as defined in the agreement) of at least $180 million plus 75% of the aggregate net proceeds from equity offerings or capital contributions after September 22, 2004.

We repaid $14.6 million of debt we owed to Wachovia upon closing of the credit facility. During September 2008, we used a portion of the net proceeds from a common stock issuance to repay $7.5 million of borrowings under the credit agreement.

We had $189.3 million outstanding as of December 31, 2008 under our Wachovia credit agreement, which borrowings were secured by loan investments with an aggregate carry value of $78.1 million, intercompany mortgage loans and investments in our CDO with an aggregate carry value of $145.8 million, CMBS investments with a carry value of $19.4 million and a single owned property with a carry value of $44.4 million. As of December 31, 2008, we had an aggregate of $8.6 million borrowed against assets that Wachovia classifies as CMBS for purposes of the credit agreement and, therefore, are subject to margin call risk due to general credit spread and interest rate fluctuations. As of March 5, 2009, we had further reduced borrowings against these assets to $6.6 million.

Long-Term Liquidity and Financing

We expect that our long-term liquidity requirements will be met generally through cash provided by operations, long-term fixed-rate financings on our asset investments and issuances of debt and equity capital. Our ability to obtain long-term financings and to issue debt or equity capital is currently being adversely impacted by the factors discussed under "Business Environment" above. We may also selectively sell assets to help us to meet our long-term liquidity needs.

Our primary long-term liquidity requirement is repayment of our debt obligations. We estimate that we will need to generate approximately $30 million of liquidity to extend our term loan with Wachovia until April 2011, and we expect to be able to do so through a combination of cash from operations and asset sales. If we are unable to extend the term loan, our financial condition and operating results could be materially adversely affected.

Through December 31, 2008, our primary capital issuances have been our initial public offering of common stock in March 2004 (net proceeds of $221.8 million), a Series A preferred stock issuance in October 2005 (net proceeds of $33.7 million), trust preferred debt issued in December 2005 (net proceeds of $29.9 million), a follow-on common stock offering in each of May 2006 and May/June 2007 (net proceeds of $57.3 million and $104.8 million, respectively), and a $75.0 million 7.50% Convertible Senior Note offering in October 2007 (net proceeds of $72.8 million). During December 2008 and January 2009, we repurchased $8.74 million of the convertible senior notes at a price of $3.27 million, or a 62.6% discount from the face amount of the notes.

In March 2007, we implemented a dividend reinvestment and direct stock purchase plan. The plan provides us with an additional source of equity capital. The plan allows interested stockholders to reinvest all or a portion of their cash dividends in shares of our common stock and to make monthly purchases of our common stock generally up to a maximum of $10,000 (unless a higher amount is approved by us in our sole discretion). Shares purchased through the plan may be either (i) newly issued by us or (ii) purchased by the plan administrator in the open market, at our discretion. During the year ended December 31, 2008, we issued 1,222,855 shares of common stock through the plan at an average price of $7.96 per share. During the year ended December 31, 2007, we issued 1,111,641 shares of common stock through the plan at an average price of $10.38 per share. As of December 31, 2008, we have reserved an aggregate of 2,665,504 shares of common stock for future issuance pursuant to the dividend reinvestment and direct stock purchase plan. We are not currently issuing new shares through the plan, although we reserve the right to elect to do so in our sole discretion at any time in the future.

During September 2008, we raised $10.0 million of net proceeds through an issuance of 1,317,524 shares of common stock to an existing greater than 5% stockholder at a price of $7.59 per share. We issued the shares off of our shelf registration statement.

We intend to continue to raise additional capital from time to time to enable us to continue to implement our strategy. Our ability to raise capital is influenced by market conditions, and we cannot assure you that conditions for raising capital will be favorable for us at any time. As of December 31, 2008, we have an effective shelf registration statement under which we can offer an aggregate of $490 million of common stock, preferred stock and/or senior or subordinated debt securities from time to time.

Long-Term Mortgage Financings

During the year ended December 31, 2008, we did not obtain any new mortgage financings.

Our mortgage financings are fixed rate financings. The notes typically mature over a long-term period of approximately ten years, and debt service is payable monthly. The notes are nonrecourse to us subject to limited recourse exceptions and are secured by a mortgage on the property and an assignment of the underlying lease and rents on the property. The notes are often interest only for all or a portion of the note term, and thus require a balloon payment at maturity. Our ability to fund a balloon payment will be dependent upon our ability to refinance the debt and/or sell the related property. Market conditions will impact our ability to refinance debt and sell assets. See "Business Environment" and "Item 1A—Risk Factors" above.

Term Financings

In December 2007, we completed a $129.5 million original principal balance secured term loan. Upon closing of the financing, we pledged approximately $163.1 million principal amount of collateral to secure our obligations under the loan. The interest coupon on the loan is fixed at 5.81% annually until the loan matures in January 2018. Our effective financing rate on the loan is 6.02% annually (inclusive of hedge and closing costs). The loan is non-recourse to us, subject to limited non-recourse exceptions.

We also completed an entirely fixed rate CDO financing in March 2005. We aggregated approximately $300 million of assets and then transferred these assets into a wholly-owned securitization vehicle, and issued $285 million face amount of multi-class notes and $15 million of preferred equity through the securitization vehicle. The assets serve as collateral for our obligations under the notes. The securitization vehicle is an SPE, with its business limited to the issuance of the notes and the preferred equity, the acquisition of the collateral and certain other matters related thereto. The net amount of the debt we issued was $268.1 million, inclusive of a $0.4 million discount to face, as we retained the three most junior note classes aggregating a face amount of $16.5 million and the full $15 million of preferred equity. Each of the five note classes of the CDO was and continues to be rated investment grade. Through October 2009, we expect to reinvest principal repayments on the underlying assets into qualifying replacement collateral. The CDO notes have a stated maturity in January 2040, but are expected to mature in January 2015 when the notes become subject to an auction call procedure. Our weighted average effective financing rate (inclusive of original issue discount and debt issuance and hedge costs) on our CDO is approximately 5.67%. Our CDO debt is non-recourse to us but is secured by the collateral assets.

We entered into a $250 million two year credit agreement with an option for an additional year with Wachovia Bank on April 29, 2008. The agreement is a floating rate LIBOR-based facility. At closing, we refinanced the assets previously financed on our short-term repurchase agreement into this facility. We intend to pursue a variety of strategies for the assets financed on the facility, including obtaining long-term fixed rate financing when market conditions permit, pursuing selected asset sales, and retiring the debt on selected assets and holding the assets unlevered. We expect credit market conditions to impact our ability to refinance any of these assets and, therefore, we cannot provide any assurance as to the timing or our ability to do so.

STATEMENT OF CASH FLOWS

Operating activities provided $64.4 million of cash during the year ended December 31, 2008, primarily driven by net (loss) before the loss on derivatives and as adjusted by various non-cash gains, income and charges of $52.5 million and decreases in other assets of $11.9 million. Operating activities provided $30.9 million of cash during the year ended December 31, 2007, primarily driven by net income as adjusted by various non-cash gains, income and charges of $33.1 million and increases in accounts payable, accrued expenses and other liabilities of $4.9 million, partially offset by increases in other assets of $7.8 million. Operating activities provided $27.4 million of cash during 2006, primarily driven by net income as adjusted by various non-cash gains and charges of $24.7 million, increases in accounts payable of $2.3 million and decreases in other assets of $1.5 million, partially offset by decreases in deposits and escrows of $1.9 million.

We recognize rental income on our owned properties on a straight-line basis in accordance with SFAS 13. As of December 31, 2008, this has resulted in us accruing $34.8 million of rental income in excess of actual rents due under the various leases. During the year ended December 31, 2008, rents on a straight-line basis exceeded actual rents due under the leases by $6.1 million. We expect the impact of straight-lining of rents to fluctuate over time as contractual rents step up and actual rents due increase under the various leases and we purchase additional properties. Certain of our owned properties are also subject to rents which pay semi-annually, rather than monthly, and this also impacts the quarter-to-quarter changes due to straight-lining of rents.

Investing activities provided $9.5 million of cash during the year ended December 31, 2008, which primarily resulted from principal received on loans of $6.9 million and securities of $2.5 million. Investing activities used $309.1 million during the year ended December 31, 2007, which primarily resulted from net investments in real estate of $280.1 million, investments in securities available for sale of $37.9 million, investments in loans of $9.1 million and investments in partially-owned entities of $1.1 million, partially offset by proceeds from sales of real estate investments of $2.9 million and principal received on loans of $13.0 million and securities of $2.4 million. Investing activities used $361.9 million during the year ended December 31, 2006, which primarily resulted from net investments in real estate of $337.9 million, net investments in securities available for sale of $46.7 million, and purchases of furniture, fixtures and equipment and leasehold improvements of $1.8 million, partially offset by a net reduction in our loan investments of $24.8 million. We sold a mortgage loan for $78.6 million during 2006.

Cash used in financing activities during the year ended December 31, 2008 was $99.5 million, which primarily resulted from net repayments of principal on debt of $59.6 million (net of $43.6 million on the Wachovia repurchase agreement and credit facility, net of $10.1 million on property mortgages and $5.8 million on the secured term loan with KBC Bank), dividends and distributions paid of $39.3 million, and cash paid in hedging activities of $17.9 million, partially offset by proceeds from common stock issuances of $19.6 million. Cash provided by financing activities during the year ended December 31, 2007 was $307.7 million, which primarily resulted from net borrowings of $243.7 million, including borrowings of $129.5 million under a secured term loan, $75.0 million under convertible senior notes, $37.4 million under the repurchase agreement (net of repayments) and $1.8 million under mortgages on real estate investments, proceeds from common stock issuances of $116.2 million and funds provided by hedging and risk management activities of $2.4 million, partially offset by dividends and distributions paid of $35.0 million, common stock repurchased of $15.0 million and debt issuance costs of $4.7 million. Cash provided by financing activities during the year ended December 31, 2006 was $319.5 million, reflecting net borrowings from mortgages on real estate investments of $214.7 million, net borrowings on repurchase agreements and other short-term financing obligations of $65.5 million, proceeds from our common stock offering of $59.1 million, and cash received from a construction escrow held by our mortgage lender of $8.7 million, offset in part by, dividends and distributions paid of $27.7 million and debt issuance costs of $1.3 million.

See our consolidated statements of cash flows in the historical consolidated financial statements included elsewhere in this filing for a reconciliation of our cash position for the periods described above.

RISK MANAGEMENT TRANSACTIONS

Since our initial public offering, we have employed a hedging strategy to manage our exposure to interest rate fluctuations prior to the time we obtain long-term fixed rate financing for our assets. Our risk management activities during this period have consisted primarily of interest rate swaps, and we expect they will continue to consist primarily of interest rate swaps in the future, although we may utilize other instruments. We may determine that it is not in our company's best interests to hedge the interest rate risks with respect to certain expected long-term financings, particularly during periods of market dislocation.

In accordance with SFAS 133, the interest rate swaps are treated as cash flow hedges for accounting purposes to the extent that they have been designated and qualify as such. The effective portion of our realized and unrealized gains and losses on such transactions are treated as a component of "Other Comprehensive Income (Loss)" on our Consolidated Balance Sheet and are not reported as a component of current income or loss on our Consolidated Statement of Operations. The effective portion of our realized gains and losses, which generally represent the net payments we make or receive on the interest rate swaps, are then reclassified and amortized as part of interest expense on our Consolidated Statement of Operations beginning at issuance of the related debt and continuing over the expected term of such issuance.

To the extent the SFAS No. 133 cash flow hedge criteria are not met or the hedge is deemed ineffective, some or all of the realized and unrealized gains and losses on such transactions are treated as a component of current income or loss on our Consolidated Statement of Operations. No assurance can be made that we will continue to satisfy the cash flow hedge requirements of SFAS No. 133 and as to the portion of our gains and losses that will be deemed effective under SFAS No. 133. Changes in management's initial assumptions regarding the proposed debt issuance (e.g., timing and the amount and type of debt) and changes in the shape of the swap curve are among the factors that could cause us to include a greater portion of our gains and losses from the associated risk management transactions as current income or loss. During November 2008, we closed our only open hedge position as a result of unprecedented credit market dislocations and associated declines in the 10-Year Treasury and other benchmark market interest rates. Under SFAS No. 133, the full amount of the realized loss on closing the swap of $15.2 million, along with $2.9 million of related losses previously deferred in Other Comprehensive Income/Loss on our Consolidated Balance Sheet, was charged directly to our Consolidated Statement of Operations, as the hedge position no longer represented an effective cash flow hedge under SFAS No. 133.

We settle our derivative and other risk management transactions in cash. Therefore, upon settlement, we will pay or receive cash for the net amount due. These amounts could be material and could have a material impact (positive or negative) on our liquidity. Since April 2008, our counterparty has required that we deposit cash to collateralize substantially all amounts we may owe at settlement of an open hedge.

See Note 11 in our consolidated financial statements included in this Form 10-K for additional discussion of our hedging and risk management transactions. As discussed above, we closed our only open hedge position during November 2008, and we had no open hedging and risk management transactions as of December 31, 2008.

CONTRACTUAL OBLIGATIONS

The following table outlines the timing of payment requirements related to our contractual obligations as of December 31, 2008:

	(in thousands)				
	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Mortgages on real estate investments	$972,324	$13,371	$52,174	$202,220	$704,559
Collateralized debt obligations	268,265	(41)	37,100	24,958	206,248
Credit facility	189,262	15,130	174,132	—	—
Secured term loan	123,719	9,649	25,928	28,981	59,161
Convertible senior notes	71,760	—	—	71,760	—
Other long-term debt	30,930	—	—	—	30,930
Operating leases	3,540	737	1,485	1,318	—
Total	**$1,659,800**	**$38,846**	**$290,819**	**$329,237**	**$1,000,898**

We expect that the reinvestment feature of our CDO will enable us to reinvest about $8 million of principal repaid on assets financed in the CDO into new assets in 2009, and we currently intend to apply this amount to assets financed on the credit facility. Negative amounts shown with respect to our collateralized debt obligations represent amortization of original issue discount.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2008, we had the following off-balance sheet arrangements.

In April 2007, we agreed to invest in Matapeake Partners LLC, a real estate investment and management company. As of December 31, 2008, we had an outstanding commitment to fund up to $3.9 million of additional capital to Matapeake, although we do not expect that Matapeake will request that we fund any portion of this commitment, nor do we expect to fund any portion of this commitment, even if requested to do so.

We entered into an office lease in April 2006 for our corporate offices at 1065 Avenue of the Americas, New York, New York. The term of the lease is for seven years and five months with a base rent of approximately $0.7 million per year for the first four years (after a five month rent free period) and approximately $0.8 million per year for the remainder of the term.

During October 2006, we acquired a real property in Fresno, California leased to Aetna Life Insurance Company, and agreed to fund expected improvements to the real property of approximately $0.8 million. During November 2006, we arranged long-term financing on this property and we funded a reserve account with our lender for the full amount of this obligation. The improvements were completed in December 2008, and substantially all of the reserve has been disbursed as of December 31, 2008, with the remainder expected for disbursement in the first quarter of 2009.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk refers to the risk of loss from adverse changes in the level of one or more market prices, rate indices or other market factors. We are exposed to market risk primarily from changes in interest rates, credit spreads, tenant credit ratings and equity prices. We may attempt to mitigate certain of these risks by entering into hedge and other risk management transactions during the short-term and fixed-rate financings for the long-term. We seek to obtain long-term fixed rate financing as soon as practicable after we make an asset investment. There can be no assurance, however, that such mitigation strategies will be completely or even partially successful. The level of our exposure to market risk is subject to factors beyond our control, including political risk (including terrorism), monetary and tax policy, general economic conditions and a variety of other associated risks.

Interest Rate Exposure

We are exposed to interest rate risk in various aspects of our business. The most significant ways we can be impacted by interest rates are as follows. Increases in the level of interest rates may impact our ability to add new assets, as spreads on assets we are targeting may compress (unless there is a corresponding increase in asset returns) and demand for our products may be adversely affected.

Also, to the extent we finance assets in our portfolio on our floating rate borrowing facilities, our net income from these fixed rate assets will decrease as interest rates rise (particularly LIBOR rates) and our borrowing cost increases. Our Wachovia Bank credit facility is currently our only floating rate borrowing facility. In addition, as interest rates rise, our anticipated cost to finance these assets on a long-term fixed rate basis may rise, causing our expected spread on these assets to be reduced. We may attempt to mitigate these risks by entering into risk management transactions that react in a manner that offsets our increased interest costs and by locking our long-term financing cost as soon as practicable after we commit to an asset. As a result of market conditions, we are not currently carrying an open interest rate hedge to manage our exposure to interest rate fluctuations for assets for which we may obtain long-term financing for in the future. Our decision to do so leaves us exposed to increases in long-term interest rates for those assets and, therefore, may make it more difficult or more costly to obtain long-term financing. As noted above, there can be no assurance that our mitigation strategies will be successful.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also affect the yield required on our loans and real estate securities. Changes in the required yield would result in a higher or lower value for these assets. If the required market yields increase as a result of these interest rate changes, the value of our loans and real estate securities would decline relative to U.S. Treasuries. Conversely, if the required market yields decrease as a result of interest rate changes, the value of our loans and real estate securities would increase relative to U.S. Treasuries. These changes in the market value may affect the equity on our balance sheet or, if the value is less than our cost basis and we determine the losses to be other-than-temporary, our Statement of Operations through impairment losses on our loans or securities. These value changes may also affect our ability to borrow and access capital.

Credit Spread Curve Exposure

We are subject to credit spread risk in various aspects of our business. Credit spreads represent the portion of the required yield on an income investment attributable to credit quality. Credit spreads fluctuate over time as investor appetite for credit risk changes.

Changes in credit spreads can have many of the same impacts on us as a change in interest rates, or principally:

- increases in credit spreads can result in spread compression on investments we target and, thus, a slowing of our new investment pace;
- increases in credit spreads can increase our anticipated cost to finance assets not yet financed with long-term fixed rate debt, causing our expected spread on these assets to be reduced; and
- increases in credit spreads can lower the value of our loans and securities as required yields on these assets increase.

Market conditions over the past 18 months have resulted in increases in credit spreads and generally lower fair valuations for our securities. If these conditions continue or persist, we may be required to record impairment losses on our securities, and these losses may be significant.

Tenant Credit Rating Exposure

Substantially all of our portfolio assets are subject to risks due to credit rating changes of the underlying tenant or tenants. Deterioration in the underlying tenant's credit rating can result in a lower value for the related asset, which could result in a reduction in the equity on our balance sheet or, if the value is less than our cost basis and we determine the loss to be other-than-temporary, an impairment loss on our Statement of Operations. In addition, declines in the credit rating of a particular tenant prior to our obtaining long-term fixed rate financing could result in a margin call by the related lender, and precipitous declines may significantly impede or eliminate our ability to finance the asset. We manage these risks by maintaining diversity among our credits and assessing our aggregate exposure to ratings classes, in particular lower rated classes. We also seek to lock or procure long-term financing on our assets as promptly as practicable after we commit to invest.

Equity Price Risk Exposure

We may seek to raise capital by sale of our common stock. Our ability to do so is dependent upon the market price of our common stock and general market conditions. Any sales we make may be dilutive to existing stockholders.

Fair Value

For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, we derive or estimate fair values using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated cash flows may be subjective and imprecise. Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. The fair values indicated below are indicative of the interest rate and credit spread environment as of December 31, 2008, and December 31, 2007, as the case may be, and may not take into consideration the effects of subsequent interest rate or credit spread fluctuations, or changes in the ratings of the underlying tenants.

The following summarizes certain data regarding our interest rate sensitive instruments as of December 31, 2008, and December 31, 2007:

(dollars in thousands)

	CARRYING AMOUNT		NOTIONAL AMOUNT		WEIGHTED AVERAGE EFFECTIVE INTEREST/ FINANCING RATE	MATURITY DATE	FAIR VALUE	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2008	12/31/2007
Assets:								
Loans held for investment(1)	$286,563	$270,143	$283,912	$268,417	6.80%	Various	$262,647	$267,735
Commercial mortgage-backed securities(2)	161,842	198,187	202,382	227,614	7.51%	2009-2028	119,083	198,187
Structuring fees receivable	1,863	2,576	N/A	N/A	8.07%	2010-2020	1,863	2,576
Liabilities								
Repurchase agreement obligations(4)	$ —	$232,869	$ —	$232,869	N/A	N/A	$ —	$232,869
Mortgages on real estate investments(5)	972,324	983,770	966,091	976,237	5.63%	2011-2024	936,668	923,611
Collateralized debt obligations(5)	268,265	268,227	268,500	268,500	5.68%	2015	116,592	261,366
Credit facility	189,262	—	189,262	—	3.48%	2010	189,262	—
Secured term loan(5)	123,719	129,521	123,719	129,521	6.02%	2018	62,010	131,365
Convertible senior notes(6)	71,760	75,000	71,760	75,000	8.26%	2012	28,329	63,322
Other long-term debt(7)	30,930	30,930	30,930	30,930	8.30%	2016	11,152	27,761
Derivative liabilities(3)	—	4,559	—	177,442	N/A	N/A	—	4,559

(1) *This portfolio of loans bears interest at fixed rates. We have estimated the fair value of this portfolio of loans based on sales of loans with similar credit and structural characteristics where available, and management's estimate of fair values where comparable sales information is not available. The maturity dates for the loans range from 2009 through 2033.*

(2) *Commercial mortgage-backed securities represent subordinate interests in securitizations, as well as pass-through certificates representing our pro rata investments in a pool of mortgage loans (collectively, CMBS). Structuring fees receivable represent cash flows receivable by us from the sale of loans to third-party purchasers. The notional values for the CMBS are shown at their respective face amounts. The fair values of CMBS are determined in most cases primarily by reference to index pricing. Management may also estimate fair value based on credit characteristics and term of the security, market yields on securities with similar credit ratings, and collateral values. Management has obtained broker quotes, but believes that in most cases the broker quotes reflect expected pricing for distressed trades in inactive and dislocated markets, rather than actual prices in orderly transactions. Management has ultimately determined the fair values recorded in the financial statements based on a variety of factors, and in most cases those fair values are significantly above the broker quotes. For the CMBS, we expect to receive monthly interest coupon payments, and contractual principal payments as scheduled.*

(3) *These instruments represent hedging and risk management transactions involving interest rate swaps. They have been valued by reference to market quotations. We had none outstanding at December 31, 2008.*

(4) *Our credit facility bears interest at floating rates, and we believe that for similar financial instruments with comparable credit risks, the effective rates approximate market value. Accordingly, the carrying amounts outstanding are believed to approximate fair value.*

(5) *We estimate the fair value of mortgage notes on real estate investments, collateralized debt obligations and the secured term loan using a discounted cash flow analysis, based on our estimates of market interest rates. For mortgages where we have an early payment right, we also consider the prepayment amount to evaluate the fair value. The maturity date of the collateralized debt obligations reflects our expected maturity date in January 2015 and is used to compute the related fair value and weighted average effective interest rate.*

(6) *We estimate the fair value of our convertible senior notes using a discounted cash flow analysis, based upon management's estimates of market interest rates, and indications of market yields, where available. The maturity date of our convertible senior notes reflects our expected maturity date in October 2012 when the note investors have the right to require us to repurchase their notes for cash and is used to compute the related fair value and weighted average effective interest rate.*

(7) *We estimate the fair value of our other long-term debt using a discounted cash flow analysis, based upon management's estimates of market interest rates. The maturity date of our other long-term debt reflects our expected maturity date in January 2016 and is used to compute the related fair value and weighted average effective interest rate.*

Scheduled maturities of interest rate sensitive instruments as of December 31, 2008 are as follows:

(in thousands, notional amounts where appropriate, otherwise carrying amounts)

	EXPECTED MATURITY DATES					
	2009	**2010**	**2011**	**2012**	**2013**	**THEREAFTER**
Loans held for investment	$16,471	$11,972	$13,219	$13,977	$11,168	$217,105
Commercial mortgage-backed securities	25,379	2,784	3,424	3,933	4,504	162,358
Structuring fees receivable	771	767	72	79	86	88
Mortgages on real estate investments	13,371	15,741	36,433	132,081	70,139	704,559
Collateralized debt obligations	(41)	25,417	11,683	12,409	12,549	206,248
Credit facility	15,130	174,132	—	—	—	—
Secured term loan	9,649	12,191	13,737	15,380	13,602	59,160
Convertible senior notes	—	—	—	71,760	—	—
Other long-term debt	—	—	—	—	—	30,930

We expect that the reinvestment feature of our CDO will enable us to reinvest about $8 million of principal repaid on assets financed in the CDO into new assets in 2009, and we currently intend to apply this amount to assets financed on the credit facility. Negative amounts shown with respect to our collateralized debt obligations represent amortization of original issue discount.

The expected maturity dates shown for loan investments, securities available for sale and structuring fees receivable are based on the contractual terms of the underlying assets. These assets, based on our current operating strategy, are held for investment. Our liabilities with respect to our repurchase agreement are short-term in nature and, accordingly, are listed in the current period. The material assumptions used to determine fair value are included in footnotes 1 through 7 in the immediately preceding table.

Management's Annual Report On Internal Control Over Financial Reporting

Management of CapLease, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making the assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2008, the Company's internal control over financial reporting is designed and operating effectively.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
CapLease, Inc.

We have audited the accompanying consolidated balance sheets of CapLease, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedules of CapLease, Inc. listed in the Index at Item 8. We also have audited CapLease, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. CapLease, Inc.'s management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CapLease, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly the information set forth therein. Also in our opinion, CapLease, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ McGladrey & Pullen LLP
New York, New York
March 5, 2009

Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)	DECEMBER 31 2008	2007
Assets		
Real estate investments, net	$1,510,413	$1,563,570
Loans held for investment, net	285,779	269,293
Commercial mortgage-backed securities	161,842	198,187
Cash and cash equivalents	8,439	34,047
Asset held for sale	—	5,413
Structuring fees receivable	1,863	2,576
Other assets	77,333	85,183
Total Assets	$2,045,669	$2,158,269
Liabilities and Stockholders' Equity		
Mortgages on real estate investments	$972,324	$983,770
Collateralized debt obligations	268,265	268,227
Repurchase agreement obligations	—	232,869
Credit facility	189,262	—
Secured term loan	123,719	129,521
Convertible senior notes	71,760	75,000
Other long-term debt	30,930	30,930
Total debt obligations	1,656,260	1,720,317
Intangible liabilities on real estate investments	49,277	51,811
Accounts payable, accrued expenses and other liabilities	19,880	24,232
Dividends and distributions payable	711	9,634
Total Liabilities	1,726,128	1,805,994
Minority interest	1,341	2,616
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 100,000,000 shares authorized, Series A cumulative redeemable preferred, liquidation preference $25.00 per share, 1,400,000 shares issued and outstanding	33,657	33,657
Common stock, $0.01 par value, 500,000,000 shares authorized, 47,391,790 and 44,350,330 shares issued and outstanding, respectively	474	444
Additional paid in capital	312,187	341,578
Accumulated other comprehensive (loss)	(28,118)	(26,020)
Total Stockholders' Equity	318,200	349,659
Total Liabilities and Stockholders' Equity	$2,045,669	$2,158,269

See notes to consolidated financial statements.

Consolidated Statements of Operations

(Amounts in thousands, except per share amounts)	YEAR ENDED DECEMBER 31 2008	2007	2006
Revenues			
Rental revenue	$137,832	$125,384	$78,656
Interest income from loans and securities	35,054	35,400	32,470
Property expense recoveries	11,457	11,215	8,828
Gains on sale of mortgage loans and securities	—	—	2,923
Other revenue	764	583	1,903
Total revenues	185,107	172,582	124,780
Expenses			
Interest expense	97,922	97,036	63,212
Property expenses	19,895	18,912	15,891
(Gain) loss on derivatives	19,496	(203)	(413)
Loss on investments	3,663	372	907
General and administrative expenses	11,671	10,673	9,772
General and administrative expenses – stock-based compensation	1,978	1,621	2,621
Depreciation and amortization expense on real property	54,021	47,505	25,451
Loan processing expenses	314	306	268
Total expenses	208,960	176,222	117,709
Gain on extinguishment of debt	1,968	1,363	—
Income (loss) before minority interest and taxes	(21,885)	(2,277)	7,071
Minority interest in consolidated entities	124	33	(17)
Income (loss) from continuing operations	(21,761)	(2,244)	7,054
Income (loss) from discontinued operations	—	(17)	195
Net income (loss)	(21,761)	(2,261)	7,249
Dividends allocable to preferred shares	(2,844)	(2,844)	(2,844)
Net income (loss) allocable to common stockholders	$(24,605)	$(5,105)	$4,405
Earnings per share:			
Net income (loss) per common share, basic and diluted	$(0.54)	$(0.13)	$0.14
Weighted average number of common shares outstanding, basic	45,526	40,739	31,939
Weighted average number of common shares outstanding, diluted	45,526	40,739	31,941
Dividends declared per common share	$0.60	$0.80	$0.80
Dividends declared per preferred share	$2.03	$2.03	$2.03

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Amounts in thousands)	PREFERRED STOCK	COMMON STOCK AT PAR	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL
Balance at December 31, 2005	$33,657	$279	$237,843	$(1,748)	$ —	$270,031
Incentive stock plan compensation expense	—	—	2,621	—	—	2,621
Incentive stock plan grants issued and forfeited	—	3	(3)	—	—	—
Net income (loss)	—	—	—	—	7,249	7,249
Issuance of common stock	—	59	59,074	—	—	59,133
Dividends declared – preferred	—	—	—	—	(2,844)	(2,844)
Dividends declared – common	—	—	(21,617)	—	(4,405)	(26,022)
Increase (decrease) in fair value of securities available for sale	—	—	—	(2,956)	—	(2,956)
Increase (decrease) in fair value of derivatives	—	—	—	(737)	—	(737)
Reclassification of derivative items into earnings	—	—	—	760	—	760
Realized gain (loss) on derivatives	—	—	—	421	—	421
Balance at December 31, 2006	33,657	341	277,918	(4,260)	—	307,656
Incentive stock plan compensation expense	—	—	1,621	—	—	1,621
Incentive stock plan grants issued and forfeited	—	3	(3)	—	—	—
Net income (loss)	—	—	(2,261)	—	—	(2,261)
Issuance of common stock	—	115	116,104	—	—	116,219
Repurchase of common stock	—	(15)	(14,985)	—	—	(15,000)
Dividends declared-preferred	—	—	(2,844)	—	—	(2,844)
Dividends declared-common	—	—	(33,972)	—	—	(33,972)
Increase (decrease) in fair value of securities available for sale	—	—	—	(20,412)	—	(20,412)
Increase (decrease) in fair value of derivatives	—	—	—	(4,570)	—	(4,570)
Reclassification of derivative items into earnings	—	—	—	788	—	788
Realized gain (loss) on derivatives	—	—	—	2,434	—	2,434
Balance at December 31, 2007	33,657	444	341,578	(26,020)	—	349,659
Incentive stock plan compensation expense	—	—	1,978	—	—	1,978
Incentive stock plan grants issued and forfeited	—	4	(4)	—	—	—
Net income (loss)	—	—	(21,761)	—	—	(21,761)
Issuance of common stock	—	25	19,624	—	—	19,649
Operating partnership units redeemed for common stock	—	1	1,013	—	—	1,014
Dividends declared-preferred	—	—	(2,844)	—	—	(2,844)
Dividends declared-common	—	—	(27,397)	—	—	(27,397)
Amortization of losses on securities previously classified as available for sale	—	—	—	505	—	505
Increase (decrease) in fair value of securities available for sale	—	—	—	(9,398)	—	(9,398)
Increase (decrease) in fair value of derivatives	—	—	—	4,522	—	4,522
Reclassification of derivative items into earnings	—	—	—	20,126	—	20,126
Realized gain (loss) on derivatives	—	—	—	(17,853)	—	(17,853)
Balance at December 31, 2008	$33,657	$474	$312,187	$(28,118)	$ —	$318,200

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)	YEAR ENDED DECEMBER 31 2008	2007	2006
Operating activities			
Net income (loss)	$(21,761)	$(2,261)	$7,249
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	54,349	47,860	25,717
Stock-based compensation	1,978	1,621	2,621
Amortization of above and below market leases	1,436	742	(686)
Minority interest in consolidated entities	(124)	(33)	17
Gain on extinguishment of debt	(1,968)	(1,363)	—
Gain on sale of loans and securities	—	—	(2,923)
Loss on investments	3,663	372	907
Loss on sale of real estate properties	—	55	—
(Gain) loss on derivatives	19,496	(203)	(413)
Straight-lining of rents	(6,145)	(13,756)	(8,822)
Amortization of discounts/premiums, and origination fees/costs, net	(376)	(399)	(526)
Amortization of debt issuance costs and fair market value of debt assumed	1,921	460	1,593
Changes in operating assets and liabilities:			
Structuring fees receivable	712	677	609
Other assets	11,928	(7,821)	1,510
Accounts payable, accrued expenses and other liabilities	(257)	4,892	2,275
Deposits and escrows	(492)	283	(1,867)
Amounts due to servicer	(1)	(181)	182
Net cash provided by operating activities	**64,359**	**30,945**	**27,443**
Investing activities			
Proceeds from sale of loans	—	—	78,645
Additions to loans held for investment	—	(9,107)	(122,988)
Principal received from borrowers	6,863	12,961	69,196
Origination costs on lending investments	—	22	201
Purchase of commercial mortgage-backed securities	—	(37,919)	(56,201)
Proceeds from sale of securities available for sale	—	—	7,939
Principal amortization on commercial mortgage-backed securities	2,480	2,415	1,518
Proceeds from sale of real estate investments	—	2,887	—
Purchases of real estate investments	—	(276,457)	(329,751)
Real estate improvements, additions, rebates and construction in progress	224	(3,658)	(8,188)
Deposits on potential equity investments	—	(20,800)	(16,445)
Return of deposits on potential equity investments	—	21,800	16,045
Investments in partially-owned entities	—	(1,139)	—
Purchases of furniture, fixtures, equipment and leasehold improvements	(20)	(67)	(1,825)
Net cash provided by (used in) investing activities	**9,547**	**(309,062)**	**(361,854)**

Continued >

Consolidated Statements of Cash Flows

(CONTINUED)

	YEAR ENDED DECEMBER 31		
(Amounts in thousands)	2008	2007	2006
Financing activities			
Borrowings under repurchase agreement obligations	$ —	$322,913	$189,521
Repayments of repurchase agreement obligations	(232,870)	(285,528)	(124,001)
Borrowings under bridge-financing facility	—	210,273	—
Repayments under bridge-financing facility	—	(210,273)	—
Borrowings from mortgages on real estate investments	1,414	160,076	217,050
Repayments of mortgages on real estate investments	(11,560)	(158,258)	(2,368)
Borrowings from secured term loan	—	129,521	—
Repayments on secured term loan	(5,801)	—	—
Borrowings from credit facility	210,392	—	—
Repayments on credit facility	(21,131)	—	—
Convertible senior notes issued, net of offering costs	—	75,000	—
Convertible senior notes repurchased	(1,272)	—	—
Debt issuance costs	(1,783)	(4,662)	(1,327)
Escrows held with mortgage lender	600	—	8,695
Funds provided by (used in) hedging and risk management activities	(17,853)	2,434	421
Common stock issued, net of offering costs	19,649	116,219	59,133
Common stock repurchased	—	(15,000)	—
Cash distributions to minority limited partners	(189)	(211)	(105)
Dividends paid on common and preferred stock	(39,110)	(34,765)	(27,591)
Changes in amounts due from affiliates	—	—	92
Net cash provided by (used in) financing activities	**(99,514)**	**307,739**	**319,520**
Net increase (decrease) in cash and cash equivalents	(25,608)	29,622	(14,891)
Cash and cash equivalents at beginning of period	34,047	4,425	19,316
Cash and cash equivalents at end of period	**$8,439**	**$34,047**	**$4,425**
Supplemental disclosure of cash flow information			
Cash paid during the year for interest expense (excluding capitalized interest)	$95,920	$93,103	$59,965
Distributions declared but not paid	—	53	53
Dividends declared but not paid	711	9,581	7,529
Supplemental disclosure of noncash operating, investing and financing information			
Value of in-place leases and above-market leases acquired	$ —	$64,086	$39,619
Value of below-market leases acquired	—	34,326	6,465
Securities transferred to loans held for investment	24,453	—	—
Mortgage notes payable assumed on properties acquired	—	189,996	28,623
Operating partnership units issued in connection with an investment	—	—	3,000
Operating partnership units redeemed in exchange for common shares	1,014	—	—

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

1. Organization

CapLease, Inc. ("CapLease" and collectively with its majority-owned subsidiaries, the "Company") is a diversified real estate investment trust, or REIT, that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants. The Company focuses on properties that are subject to a net lease, or a lease that requires the tenant to pay all or substantially all expenses normally associated with the ownership of the property, such as utilities, real estate taxes, insurance and routine maintenance. The Company also has made and expects to continue to make investments in single tenant properties where the owner has exposure to property expenses when it determines it can sufficiently underwrite that exposure and isolate a predictable cash flow.

The Company has two complimentary business lines: owning single tenant properties and making first mortgage loans and other debt investments on single tenant properties.

CapLease has made an election to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. As such, it will generally not be subject to federal income tax on that portion of its net income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

CapLease conducts its business through a variety of subsidiaries. CapLease owns most of its owned properties through its predecessor and operating partnership, CapLease, LP (the "Operating Partnership"). CapLease is the indirect sole general partner of, and owns approximately 99.6% of the common equity of, the Operating Partnership.

CapLease completed its initial public offering of common stock in March 2004, and issued its 8.125% Series A cumulative redeemable preferred stock in a public offering in October 2005. As of December 31, 2008, CapLease had 47,391,790 shares of common stock and 1,400,000 shares of 8.125% Series A cumulative redeemable preferred stock outstanding. See Note 15.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and include the assets, liabilities, and results of operations of the Company. Results of operations of properties acquired are included in the Consolidated Statements of Operations from the date of acquisition. The Company assesses whether consolidation of any entity in which it has an equity interest is necessary based on applicable accounting guidance. Any entities that do not meet the criteria for consolidation where the Company does not exercise significant influence are accounted for using the cost method. All significant intercompany transactions, balances and accounts have been eliminated in consolidation.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Risks and Uncertainties

In the normal course of business, the Company encounters credit risk and market risk. Credit risk is the risk of default on the Company's leases, loans, securities and any derivative instruments that results from a lessee's, borrower's or derivative counterparty's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments in real estate, loans, securities or derivative instruments due to changes in interest rates or other market factors, including the value of real estate held by the Company, and the collateral underlying loans and securities. Management believes that the carrying values of its investments are reasonable taking into consideration these risks along with estimated collateral values, payment histories, and other relevant information.

Accounting for Real Estate

Real estate is carried on the Company's Consolidated Balance Sheet at cost, net of accumulated depreciation and amortization. Depreciation is determined by the straight-line method over the remaining estimated economic useful lives of the properties.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

The Company generally depreciates buildings and building improvements over periods not exceeding 40 years. Direct costs incurred in acquiring properties are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations which extend the useful life of the properties are capitalized.

The Company's purchase price of rental real estate acquired is allocated to the following based on estimated fair values on the acquisition date:

- acquired tangible assets, consisting of land, building and improvements; and
- identified intangible assets and liabilities, consisting of above-market and below-market leases, in-place leases and tenant relationships.

In estimating the fair value of the tangible and intangible assets acquired, the Company considers information obtained about each property as a result of its due diligence activities and other market data, and utilizes various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant (the "dark value").

Above-market and below-market lease values for acquired properties are recorded based on the present value of the differences between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease. Fair market lease rates are measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market rate renewal options for below-market leases. In computing present value, the Company considers the costs which would need to be invested to achieve the fair market lease rates. The Company uses a discount rate which reflects the risks associated with the leases acquired. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market renewal options of the respective leases.

Other intangible assets acquired include amounts for in-place lease values and tenant relationship values which are based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Factors considered by management in its analysis of in-place lease values include estimates of the dark value of the property, carrying costs during the hypothetical expected time it would take management to find a tenant to lease the space for the existing lease term (a "lease-up period") considering current market conditions, and costs to execute similar leases. Management estimates carrying costs, including such factors as real estate taxes, insurance and other operating expenses during the expected lease-up period, considering current market conditions and costs to execute similar leases. In estimating costs to execute similar leases, management considers leasing commissions and other related expenses. Characteristics considered by management in estimating the value of tenant relationships include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of in-place leases is amortized as a component of depreciation expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles, if any, is amortized as a component of depreciation expense over the anticipated life of the relationships. Through December 31, 2008, the Company has assigned no value to tenant relationships on any of its acquisitions.

The Company reviews its owned real properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Upon determination of impairment, the Company would record a write-down of the asset, which would be charged to earnings. Significant judgment is required both in determining impairment and in estimating the resulting write-down, including an evaluation of factors such as the credit quality of the tenant, the anticipated cash flows of the property, based on current leases in place, and an estimate of what lease rents will be if the property is vacated coupled with an estimate of proceeds to be realized upon sale. However, these estimates are highly subjective and could differ materially from actual results. The Company had impairment losses on long-lived assets of $354 charged to the Consolidated Statement of Operations during the year ended December 31, 2008. See Note 4. The Company recognized no impairment losses on long-lived assets during the years ended December 31, 2007 and 2006.

For property acquisitions where the Company assumes existing mortgage debt, the debt is recorded at its estimated fair

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

value, based on management's estimate of current market yields available for comparable financing. The Company amortizes any discount or premium as part of interest expense on the related debt using the effective interest method.

Loan Investments

The Company classifies its loans as long-term investments, as its strategy is to hold the loans for the foreseeable future or until maturity. Loan investments are carried on the Company's Consolidated Balance Sheet at amortized cost (unpaid principal balance adjusted for unearned discount or premium and loan origination fees), net of any allowance for loan losses. Unearned discounts or premiums and loan origination fees are amortized as a component of interest income using the effective interest method over the life of the loan.

The Company evaluates its loan investments for possible impairment on a quarterly basis. The Company's impairment analysis includes both a general reserve component under SFAS No. 5, *Accounting for Contingencies*, and an asset-specific component under SFAS No. 114, *Accounting by Creditors for Impairments of a Loan*. The general reserve component covers performing loans and in accordance with SFAS No. 5 provisions for loan losses are recorded when (i) available information as of each balance sheet date indicates that it is probable a loss has occurred in the portfolio and (ii) the amount of the loss can be reasonably estimated. Actual loan losses are then charged against the allowance when management believes that uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Significant judgment is required in determining reserve balances for the performing loan portfolio, including estimates of the likelihood of default and lease rejection given the credit characteristics of the tenant, and estimates of stressed collateral values and potential bankruptcy claim recoveries. For the years ended December 31, 2008 and December 31, 2007, the Company recorded SFAS No. 5 general loan reserve of $500 and $0, respectively. See Note 5.

The asset-specific component of the loan loss impairment analysis is conducted in accordance with SFAS No. 114, and covers specific loans where the Company has deemed it probable that it will not be able to collect all amounts due according to the contractual terms of the loan. Any resulting loan specific loss is measured based on the present value of expected future cash flows from the loan or the fair value of the loan collateral, if the loan is collateral dependent. Significant judgment is required in determining any resulting loan specific loss, including factors such as the status of the loans (i.e., current or actual or expected payment or other defaults), the credit quality of the underlying tenants, the present value of expected future cash flows on the loans, the fair market value of any collateral, and the amount and status of any senior debt. The Company's accounting policy is to continue to accrue interest income on specific impaired loans as long as it concludes it is likely to collect it. For the years ended December 31, 2008, and December 31, 2007, the Company recorded no asset-specific loan loss reserves, although it did record a loss of $671 charged to the Consolidated Statement of Operations during the year ended December 31, 2008, related to the write-off in full of a loan investment. See Note 5.

Commercial Mortgage-Backed Securities

The Company designates its commercial mortgage-backed securities and other real estate securities ("CMBS") investments pursuant to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. SFAS No. 115 creates two classifications that are relevant with respect to the Company's securities investments:

- "Held to maturity" are those securities that the Company has the positive intent and ability to hold until maturity. Under SFAS 115, securities classified as held to maturity are presented at cost plus the amortization of any premiums or discounts. For a security transferred into the held to maturity category, the security is recorded at estimated fair value on the date of transfer, with any unrealized gain or loss amortized against the related fair value adjustment recorded as a component of Other Comprehensive Income (Loss) within Stockholders' Equity over the expected term of the security using the effective interest method.
- "Available for sale" are those securities that the Company does not hold for the purpose of selling in the near-term, but may dispose of prior to maturity. They are presented on the Consolidated Balance Sheet at fair value with the net unrealized gains or losses included in Accumulated Other Comprehensive Income (Loss), a component of Stockholders' Equity on the Company's Consolidated Balance Sheet.

Any premiums or discounts on securities are amortized as a component of interest income using the effective interest method.

Until January 2008, the Company classified all of its securities investments as "available for sale," as it concluded that its securities may be disposed of prior to maturity as part of the Company's gain on sale activities. In January 2008, the Company reclassified a total of 11 securities that are financed in its March 2005 collateralized debt obligation or in the December 2007

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

secured term loan transaction discussed at Note 9, from "available for sale" to "held to maturity," as the Company has the positive intent and ability to hold all of those securities until maturity and the terms of the financings significantly restrict or prohibit a sale. As of the date of transfer, the unrealized loss on the securities reclassified as held to maturity included in Other Comprehensive Income (Loss) was $(9,722).

The Company estimates fair value on all securities investments quarterly, and unrealized losses that in the judgment of management are "other-than-temporary" are charged against earnings as a loss on the Consolidated Statement of Operations. In estimating other-than-temporary impairment losses, management considers (1) the financial condition and near-term prospects of the underlying credit, (2) the intent and ability of the Company to retain its investment in the underlying credit for a period of time sufficient to allow for anticipated recovery in fair value and (3) the length of time and the extent to which the fair value has been below cost. The Company had losses on securities charged to the Statement of Operations of $1,000 during the year ended December 31, 2008, $372 during the year ended December 31, 2007, and $907 during the year ended December 31, 2006. See Note 6.

Structuring Fees Receivable

Structuring fees receivable represent fees which the Company is entitled to receive over time for structuring, originating and/or selling loans and are initially recorded at the discounted value of expected cash receipts, and are periodically evaluated for impairment. In accordance with Staff Accounting Bulletin No. 104, fee revenue is recognized as earned when the following criteria are met: (1) evidence of an arrangement exists; (2) services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company amortizes the receivable balance as cash is collected, allocating the cash received to principal and interest.

Deferred Origination Fees and Costs

In accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*, the Company defers the recognition of fees and expenses associated with the origination of its loans held for investment. These items include lender fee income, rate lock income, direct loan origination costs, certain legal fees, insurance costs, rating agency fees and certain other expenses. Deferred fees and costs are recognized as an adjustment to the effective yield over the life of the related asset.

Sale of Commercial Mortgage Loans

Prior to its initial public offering in March 2004, the Company sold a majority of its mortgage loans. Since its initial public offering, the Company's portfolio business strategy has contemplated selling only a limited number of mortgage loans. The Company does not retain servicing rights for sold loans. When the Company sells mortgage loans, it derecognizes assets sold, records assets received or retained and records a gain or loss on sale. The asset received is generally cash. In certain sale transactions, the Company retains a small cash flow interest in the loans being sold. The Company accounts for sales of mortgage loans in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*.

Risk Management Transactions

The Company enters into risk management transactions as an integral component of its overall portfolio financing strategy. The Company employs risk management transactions to manage its exposure to changes in interest rates associated with the Company's expected future debt issuances. Through these transactions, the Company seeks to significantly secure its cost of financing on the associated long-term debt issuance and, thus, attempts to significantly secure its positive spread on the assets financed.

Since its initial public offering, the Company's risk management transactions have consisted primarily of forward starting interest rate swaps, and to the extent that management deems it prudent to enter into risk management transactions in the future, those transactions are expected to continue to consist primarily of forward starting interest rate swaps. The Company's strategy is to enter into a swap contract at the time it concludes to issue long-term fixed rate debt in the future and close-out or terminate the contract at the time of pricing or issuance of the debt.

Under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the interest rate swaps are treated as cash flow hedges to the extent they have been designated and qualify as such, which basically means so long as the Company has satisfied a variety of technical requirements under SFAS No. 133, such as hedge documentation requirements and initial and subsequent quarterly hedge effectiveness tests. The swap transactions are marked to fair value at each reporting date and recorded as an asset or liability, depending on the Company's rights or obligations under the applicable contract. The effective portion of the Company's realized and unrealized gains and losses on such transactions are treated as a component of Other Comprehensive Income (Loss) on the Company's Consolidated

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

Balance Sheet and are not reported as a component of current income or loss on the Company's Consolidated Statement of Operations. The effective portion of the Company's realized gains and losses, which generally represent the net payments the Company makes or receives on the interest rate swaps, are then reclassified and amortized as part of interest expense on the Company's Consolidated Statement of Operations beginning at issuance of the related debt and continuing over the expected term of such debt.

To the extent the SFAS No. 133 cash flow hedge criteria are not met or the hedge is deemed ineffective, some or all of the realized and unrealized gains and losses on such transactions are treated as a component of current income or loss on the Company's Statement of Operations. No assurance can be made that the Company will satisfy the cash flow hedge requirements of SFAS No. 133 and as to the portion of the Company's gains and losses that will be deemed effective under SFAS No. 133. Changes in management's initial assumptions regarding any proposed debt issuance (e.g., timing and the amount and type of debt) and changes in the shape of the swap curve (which represents the market's expectations for future LIBOR rates) are among the factors that could cause the Company to include a greater portion of its gains and losses from the associated risk management transactions as current income or loss.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments purchased with maturities of three months or less at date of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Revenue Recognition

Rental revenue on real estate is recognized in accordance with SFAS No. 13, *Accounting for Leases*. Rental revenue is recognized on a straight-line basis over the non-cancelable term of the lease unless another systematic and rational basis is more representative of the time pattern in which the use benefit is derived from the leased property. This includes the effects of rent steps and rent abatements under the leases.

Interest income from loans, securities, and structuring fees receivable, is recognized on the accrual basis of accounting. Interest income from securities (including interest-only strips) is recognized over the life of the investment using the effective interest method. The cost basis of interest-only strips is adjusted to reflect any prepayments from underlying assets, using the initial yield-to-maturity at the purchase date.

On occasion, the Company may consider a loan to be non-performing and place the loan on non-accrual status. While on non-accrual status, the loan is accounted for on either a cash basis, in which interest income is recognized only upon actual receipt, or on a cost-recovery basis, in which all receipts are applied to reduce the Company's cost basis in the loan, based upon management's judgment as to the collectibility of the investment.

Gains are recognized on the sale of loans and securities in accordance with the requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. The Company may from time to time split its mortgage loan investments into two notes–a real estate note and a corporate credit note. In these instances, the Company will generally sell the real estate note to a third party and retain the corporate credit note in portfolio. The Company computes gain on these sales by comparing the sales proceeds on the note sold to its cost basis. The Company computes its cost basis on the note sold by allocating the entire basis in the loan between the two notes based on the present value of expected cash flows on each note. In computing present values, management estimates a discount rate based on a benchmark rate plus a market spread based on the credit of the underlying tenant. These estimates reflect market rates that management believes are reasonable. However, the use of different estimates could have an impact on the calculation of gain on sale revenue.

The Company may periodically receive breakup fees on contracts in connection with its investments in real estate. The Company recognizes revenues from contract breakup fees when the contractual conditions have occurred to trigger the receipt of such a fee, when the amounts of such revenue can be reasonably determined, and when collection is probable.

Lease Enhancement Mechanisms

The Company utilizes the following lease enhancement mechanisms, primarily as part of its lending programs:

- casualty and condemnation insurance policies that protect the Company from any right the tenant may have to terminate the underlying net lease or abate rent as a result of a casualty or condemnation; and

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

- with respect to a double net lease, borrower reserve funds that protect the Company from any rights the tenant may have to terminate the underlying net lease or abate rent as a result of the failure of the property owner to maintain and repair the property or related common areas.

Costs incurred by the Company for lease enhancement mechanisms as part of the Company's lending programs are typically charged to the borrowers. In instances where costs are not fully absorbed by the borrower, costs are treated in accordance with SFAS No. 91, as a cost of loan origination. Costs for lease enhancement mechanisms for the Company's owned real properties are treated as a cost of financing and are amortized as part of interest expense over the expected term of the related financing.

Marketing and Advertising Costs

The Company expenses marketing and advertising costs as incurred. Marketing and advertising expense totaled $431, $512, and $544, in 2008, 2007, and 2006, respectively.

Income Taxes

CapLease has made an election to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. As such, it will generally not be subject to federal income tax on that portion of its net income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements. From time to time, the Company may conduct a portion of its business through a taxable REIT subsidiary ("TRS"), and the income from the activities of the TRS is subject to federal and state taxation at the applicable corporate rates.

Other Comprehensive Income (Loss)

In accordance with SFAS No. 130, *Reporting Comprehensive Income*, the Company recognizes the change in fair value of its securities available for sale as a component of Other Comprehensive Income (Loss) on the Company's Consolidated Balance Sheet. In accordance with SFAS No. 133, the Company recognizes the change in fair value, and realized gains and losses from the effective portion of its cash flow hedges as a component of Other Comprehensive Income (Loss) on the Company's Consolidated Balance Sheet. Realized gains and losses from the effective portion of the cash flow hedges are then amortized as a component of interest expense on the Company's Consolidated Statement of Operations over the term of the related financing, using the constant interest method.

Earnings per Share

In accordance with SFAS No. 128, *Earnings per Share*, the Company presents both basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing net income (loss) allocable to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. For the 2008 and 2007 periods, the Company's computation of diluted earnings per share does not include 6,627,296 and 1,507,155 weighted average common shares, respectively, that may be issued in the future upon conversion of the convertible senior notes issued in October 2007, as the impact would not be dilutive.

The following summarizes the Company's EPS computations for the years ended December 31, 2008, December 31, 2007, and December 31, 2006:

	DECEMBER 31		
(in thousands, except per share amounts)	2008	2007	2006
Net income (loss) allocable to common stockholders	$(24,605)	$(5,105)	$4,405
Weighted average number of common shares outstanding, basic	45,526	40,739	31,939
Weighted average number of common shares outstanding, basic and diluted	45,526	40,739	31,941
Loss per share, basic and diluted	$(0.54)	$(0.13)	$0.14
Non-vested shares included in weighted average number of shares outstanding above	930	693	588

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007 and, therefore, the effective date for the Company is January 1, 2008. The Company's adoption of SFAS No. 157 on January 1, 2008 did not have a material

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

effect on its consolidated financial statements, although it has resulted in new disclosures (see Note 7).

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal years beginning after November 15, 2007 and, therefore, the effective date for the Company is January 1, 2008. The Company's adoption of SFAS No. 159 on January 1, 2008 did not have a material effect on its consolidated financial statements, as it has not elected the fair value option for any of its existing financial instruments on the effective date. The Company may elect the fair value option for eligible financial instruments it acquires in the future.

In December 2007, the FASB issued Statement No. 141R, *Business Combinations.* SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations; and stipulates that acquisition related costs be expensed rather than included as part of the basis of the acquisition. SFAS No. 141R expands required disclosures to improve the ability to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for the Company for all transactions entered into on or after January 1, 2009. The Company is currently evaluating the impact SFAS No. 141R will have on its consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51.* SFAS No. 160 requires a noncontrolling interest in a subsidiary to be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest to be identified in the consolidated financial statements. SFAS No. 160 also calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 is effective for the Company on January 1, 2009. The Company is currently evaluating the impact SFAS No. 160 will have on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS 161 expands the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 specifically requires entities to provide enhanced disclosures addressing the following: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company on January 1, 2009. The Company is currently evaluating the impact SFAS No. 161 will have on its consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position No. Accounting Principles Board 14-1, *Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)*, reflecting new rules that change the accounting for certain convertible debt instruments, including those issued by the Company. Under these new rules, an issuer of a convertible debt instrument that may be settled entirely or partially in cash upon conversion is required to account for the liability and equity components of the instrument separately. The debt component is recorded at an estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability is recorded as additional paid-in capital. As a result, the debt is treated as if it had been issued at a discount and is subsequently accreted to its par value over its expected life, with a rate of interest that reflects the issuer's nonconvertible debt borrowing rate. The resulting interest expense will likely be higher than the actual cash interest expense payable on the instrument. The new rules are effective for fiscal years and interim periods beginning after December 15, 2008, and is applied retrospectively to all periods presented. The Company will adopt the requirements of the FSP on January 1, 2009, and estimates that upon adoption, its "additional paid-in capital" balance will increase by approximately $5,300, its "convertible senior notes" balance will be reduced by approximately $5,500 and its "other assets" (debt issuance costs, net) will decrease by $200. As a result of the adoption, the Company expects to record additional non-cash interest expense of $300, $1,200 and $1,300, for fiscal year 2007, 2008 and 2009, respectively.

In October 2008, the FASB issued Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.* FSP No. 157-3 clarifies the application of SFAS No. 157, which the Company adopted on January 1, 2008, in cases where a market is not active. The Company has

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

considered the guidance provided by FSP No. 157-3 in its determination of estimated fair values as of December 31, 2008, and the impact was not material.

In January 2009, the FASB issued Staff Position No. EITF 99-20-1, *Amendment to the Impairment Guidance of EITF Issue No. 99-20*. EITF No. 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets* ("EITF No. 99-20"), provides incremental guidance for securitized financial assets like those included in the Company's commercial mortgage-backed securities portfolio. EITF No. 99-20-1 amends the impairment guidance of EITF No. 99-20 to be consistent with SFAS No. 115, and thus requires that impairment be recognized when it is probable that there has been an adverse change in estimated cash flows from the cash flows previously projected. EITF 99-20-1 is effective for the Company for the year ended December 31, 2008. The Company has considered the guidance provided by EITF 99-20-1 in its determination of impairment as of December 31, 2008, and the impact was not material.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. There was no effect on net income (loss) or equity related to these reclassifications.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

3. Real Estate Investments

Real estate held for investment and related intangible liabilities on real estate investments consisted of the following at December 31, 2008 and December 31, 2007:

	DECEMBER 31	
	2008	2007
Real estate investments, at cost:		
Land	$192,321	$190,771
Building and improvements	1,278,025	1,275,381
Intangible assets under SFAS 141	186,568	185,457
Less: Accumulated depreciation and amortization	(146,501)	(88,039)
Real estate investments, net	**$1,510,413**	**$1,563,570**
Intangible liabilities on real estate investments:		
Intangible liabilities under SFAS 141	$56,000	$55,999
Less: Accumulated amortization	(6,723)	(4,188)
Intangible liabilities on real estate investments, net	**$49,277**	**$51,811**

During the year ended December 31, 2008, the Company did not complete any new real estate acquisitions.

Acquisition costs capitalized as part of buildings and improvements were $0 for the year ended December 31, 2008, $1,398 for the year ended December 31, 2007, and $3,583 for the year ended December 31, 2006. Interest capitalized as part of buildings and improvements was $0 for each of the years ended December 31, 2008, December 31, 2007, and December 31, 2006.

The impact on rental revenue of the straight-line rent adjustment under SFAS No. 13 is recorded on the Company's Consolidated Balance Sheet through accrued rental income and deferred rental income. Amounts for accrued rental income and deferred rental income as of December 31, 2008 and December 31, 2007, were as follows:

	DECEMBER 31	
	2008	2007
Accrued rental income	$35,883	$28,782
Deferred rental income	1,072	116

Accrued rental income is included in "Other assets" on the Company's Consolidated Balance Sheet. Deferred rental income is included in "Accounts payable, accrued expenses and other liabilities" on the Company's Consolidated Balance Sheet.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

Depreciation expense and amortization of intangible assets and liabilities on real estate investments for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, were as follows:

	DECEMBER 31		
	2008	2007	2006
Depreciation on real estate (included in depreciation and amortization expense)	$33,371	$30,042	$17,482
Amortization of in-place leases (included in depreciation and amortization expense)	20,650	17,462	7,969
Amortization of above-market leases (included as a reduction of rental revenue)	3,972	2,949	504
Amortization of below-market leases (included as a component of rental revenue)	2,535	2,207	1,190

As of December 31, 2008, the Company's weighted average amortization period on intangible assets was 8.4 years, and the weighted average amortization period on intangible liabilities was 26.2 years.

Scheduled amortization on existing intangible assets and liabilities as of December 31, 2008 on real estate investments is as follows:

	INTANGIBLE ASSETS	INTANGIBLE LIABILITIES
2009	$22,696	$2,535
2010	20,149	2,535
2011	19,437	2,535
2012	15,019	2,535
2013	9,347	2,400
Thereafter	42,712	36,737
	$129,360	**$49,277**

Substantially all of the Company's owned properties are pledged as collateral to the Company's lender that has provided financing on the property. The Company strategy is to own and finance on a long-term basis each property through a separate and distinct single purpose entity, or SPE, with each property and the related lease or leases on the property generally representing the sole assets of the SPE and the sole collateral available to the Company's lender in the event the Company defaults on the debt that finances the property. Also see Note 9.

During April 2007, the Company completed the acquisition of a portfolio of 18 real estate assets net leased to five different tenants (the "EntreCap Portfolio"). The purchase price for the assets was $364,400, including $159,317 outstanding principal amount of assumed mortgage debt. The portfolio includes the following assets:

TENANT OR GUARANTOR	NUMBER OF PROPERTIES	PROPERTY TYPE	SQUARE FEET	LEASE MATURITY
Nestlé Holdings, Inc. *Breinigsville, Pennsylvania; Fort Wayne, Indiana; and Lathrop, California*	3	Warehouse/ Distribution Facilities	2,560,351	12/2012
The Kroger Co. *Various locations in Kentucky (5), Georgia (4) and Tennessee (2)*	11	Retail Grocery Stores	685,135	1/2022
Factory Mutual Insurance Company *Johnston, Rhode Island*	1	Office Building	345,842	7/2009
Qwest Corporation *Omaha, Nebraska*	2	Office Buildings	419,645	6/2010
The Travelers Corporation *Hartford, Connecticut*	1	Office Building	130,000	10/2011

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

4. Reclassification of Asset Held for Sale and Impairment Charge

The Company owns a property in Wyomissing, Pennsylvania leased to Cott Corporation under a lease that expires in June 2017. Cott vacated the property in December 2006, and from March 2007 until the third quarter of 2008, the Company worked with Cott on a series of different transactions each of which contemplated the sale of the property by the Company to a third party and a release of Cott from the lease in exchange for a lease termination payment. None of those transactions were concluded and discussions have subsided. Therefore, during the quarter ended September 30, 2008, the Company determined the property no longer meets the criteria for held for sale classification under SFAS 144. As a result, the Company reclassified this property from discontinued operations to continuing operations. As part of that reclassification, the Company recorded $217 of "catch-up" depreciation and amortization that would have been recorded had the property been classified as part of continuing operations for the period from April 2007 through June 2008.

During the year ended December 31, 2008, the Company estimated the fair value of the Cott property and recorded an impairment charge of $354 included in "Loss on investments" in the Company's Consolidated Statement of Operations. The Company estimated the property's fair value based on estimates of current market rental rates and capitalization rates. Among the factors the Company considered in determining its capitalization rate estimate was Cott's financial condition and the fact that the property is vacant.

5. Loans Held for Investment

Loans held for investment at December 31, 2008 and December 31, 2007, are summarized in the following table. These investments consist predominantly of mortgage loans on properties subject to leases to investment grade tenants. As of December 31, 2008, the weighted average credit rating of the underlying tenants was BBB+ from Standard & Poor's. Except as described below, as of December 31, 2008, none of the Company's loans held for investment were on non-accrual status or past due 90 days or more.

	DECEMBER 31	
	2008	2007
Principal	**$283,912**	$268,417
Premium	**3,151**	1,726
Cost basis	**287,063**	270,143
Allowance for loan losses	**(500)**	—
Carrying amount of loans	**286,563**	270,143
Deferred origination fees, net	**(784)**	(850)
Total	**$285,779**	**$269,293**

As of December 31, 2008, the Company established a general loan loss reserve in accordance with SFAS No. 5 of $500, reflecting management's estimate of losses that have probably occurred in its mortgage loan portfolio.

At each of December 31, 2008 and December 31, 2007, the Company's loan investments carried interest rates ranging from 5.28% to 10.00%. At December 31, 2008 and December 31, 2007, the weighted average effective interest rate on the Company's loan investments, as measured against its cost basis, was 6.80% and 6.79%, respectively.

The Company reclassified a $24,583 (amortized cost basis on the date of transfer) certificated mortgage loan investment previously classified as "Securities available for sale" into "Loans held for investment" during the quarter ended March 31, 2008, in connection with the dissolution of the trust holding the loan collateral.

From time to time, the Company makes mezzanine loan and other investments. These investments are typically shorter-term in nature and are often subordinate to other financing. As of December 31, 2008, these investments aggregated $6,804, and are included in the table above.

As of December 31, 2007, the Company had three mezzanine loans on its Consolidated Balance Sheet. Two of the loans were

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

separate development loans made to separate borrowers to fund pre-construction costs associated with separate Walgreens drug store development and construction projects. Total principal outstanding under these loans was $1,148 at December 31, 2007.

The third mezzanine loan was an aggregate of $6,654 of advances as of December 31, 2007, made by the Company to a third party borrower to support the borrower's capital contributions to a joint venture that makes franchise loans to franchisees of YUM! Brands, Inc. restaurants such as Taco Bell, Kentucky Fried Chicken and Pizza Hut.

Each of the three mezzanine loans experienced a payment default during the year ended December 31, 2008. During 2008, the Company concluded to write off in full one of the two development loans. The Company wrote off the full amount of principal of $498 and accrued but unpaid interest income of $173 related to this loan. The total loss of $671 is included in "Loss on investments" on the Company's Consolidated Statement of Operations. The Company determined the loan to be uncollectible based on an evaluation of a variety of factors, including the failure of the Walgreens development project, the financial condition of the borrower and the Company's collateral and the existence of a senior loan also in default.

The Company has classified each of the other two mezzanine loans as impaired in accordance with SFAS No. 114 during 2008. During the quarter ended December 31, 2008, one of the mezzanine loans was considered to be non-performing and placed on non-accrual status. The Company is accounting for this loan on a cost-recovery basis. During the quarter ended December 31, 2008, the Company received $7 from the borrower which was applied against the Company's cost basis in the loan. As of December 31, 2008, the Company computed the present value of expected future cash flows for each impaired loan at its contractual rate in accordance with SFAS No. 114 and concluded that no asset specific loan loss reserve was warranted.

The following tables summarize certain financial information with respect to the Company's impaired loans under SFAS No. 114:

	CARRYING AMOUNT		AVERAGE CARRYING AMOUNT		
BORROWER	12/31/2008	12/31/2007	2008	2007	2006
Eden Hylan Seaview LLC	$650	$650	$650	$650	$649
West End Mortgage Finance Fund I L.P.	6,154	6,654	6,499	6,377	4,885

	FOR THE YEAR ENDED DECEMBER 31, 2008	
BORROWER	ACCRUAL	CASH
Interest Income Recognized		
Eden Hylan Seaview LLC	$16	$7
West End Mortgage Finance Fund I L.P.	317	317

The above table includes interest income on each loan only for the period the loan was classified as impaired. The loans were not classified as impaired during 2007 and 2006.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

6. Commercial Mortgage-Backed Securities and Structuring Fees Receivable

The following is a summary of the Company's securities investments at December 31, 2008:

DESCRIPTION	NUMBER OF SECURITIES	FACE VALUE	CARRY VALUE	AMORTIZED COST	FAIR VALUE	GROSS UNRECOGNIZED GAIN	GROSS UNRECOGNIZED LOSS
Held to maturity	11	$150,742	$136,263	$145,480	$93,504	$245	$(52,221)
Available for sale	9	51,640	25,579	38,975	25,579	1	(13,397)
Total	**20**	**$202,382**	**$161,842**	**$184,455**	**$119,083**	**$246**	**$(65,618)**

A detailed schedule of the Company's securities investments at December 31, 2008 follows:

DESCRIPTION	2008 CLASSIFICATION	SCHEDULED MATURITY DATE	DECEMBER 31 2008	DECEMBER 31 2007
BSCMS 1999 CLF1, Class E (rated CCC) Face Amount	Available For Sale	Mar 2027	$3,326	$3,326
BSCMS 1999 CLF1, Class F (not rated) Face Amount	Available For Sale	Sep 2025	251	251
CMLBC 2001-CMLB-1, Class H (rated B-) Face Amount	Available For Sale	Mar 2024	11,907	11,907
CMLBC 2001-CMLB-1, Class J (rated D) Face Amount	Available For Sale	Oct 2025	6,383	6,383
NLFC 1999-LTL-1, Class X (IO) (rated AAA) Carry Value	Available For Sale	Jan 2024	5,662	6,265
WBCMT 2004-C15 180E (rated B) Face Amount	Available For Sale	Nov 2009	8,000	8,000
BACMS 2002-2, Class V-1 (7-Eleven, Inc.) (rated A) Face Amount	Available For Sale	Sep 2019	508	466
BACMS 2002-2, Class V-2 (Sterling Jewelers) (not rated) Face Amount	Available For Sale	Jan 2021	776	713
Yahoo, Inc. (rated BBB-) Face Amount	Available For Sale	Aug 2026	14,827	14,924
BACM 2006-4, Class H (rated BBB+) Face Amount	Held To Maturity	Aug 2016	8,000	8,000
CALFS 1997-CTL1, Class D (rated BBB-) Face Amount	Held To Maturity	Feb 2016	6,000	6,000
CMLBC 2001-CMLB-1, Class E (rated BBB+) Face Amount	Held To Maturity	Jul 2022	9,526	9,526
CMLBC 2001-CMLB-1, Class G (rated BB-) Face Amount	Held To Maturity	Feb 2023	9,526	9,526
NLFC 1999-LTL-1, Class E (rated BB) Face Amount	Held To Maturity	Jan 2022	11,081	11,081
WBCMT 2004-C15 180D (rated B+) Face Amount	Held To Maturity	Nov 2009	15,000	15,000
WBCMT 2006-C27, Class C (rated AA-) Face Amount	Held To Maturity	Aug 2016	11,000	11,000
CVS Corporation (rated BBB+) Face Amount	Held To Maturity	Jan 2028	18,604	19,118
Koninklijke Ahold, N.V. 7.82% Jan 2020 (rated BBB-) Face Amount	Held To Maturity	Jan 2020	8,586	8,932
Lucent 6.70% due 9/1/2020 (rated BB-) Face Amount	Held To Maturity	Sep 2020	36,616	37,321
Yahoo, Inc. (rated BBB-) Face Amount	Held To Maturity	Aug 2026	16,804	16,913
Koninklijke Ahold, N.V. 7.9% May 2026 (rated BBB-) Face Amount	N/A	May 2026	—	22,962
Unearned Discount			(17,928)	(15,707)
Cost Basis			184,455	211,907
Net unrealized gain (loss) on securities			(22,613)	(13,720)
Total			**$161,842**	**$198,187**

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

All credit ratings in the above table are as of December 31, 2008.

As discussed further in Note 5, one security (Koninklijke Ahold May 2026) was reclassified to "Loans held for investment" during the quarter ended March 31, 2008.

As discussed further in Note 2, the Company reclassified a total of 11 securities investments from "available for sale" to "held to maturity" during January 2008.

During the three months and year ended December 31, 2008, the Company recognized impairment losses on securities investments of $1,000 and $1,000, respectively. The losses are included in "Loss on investments" in the Company's Consolidated Statement of Operations and were recorded on one CMBS investment: BSCMS Class E. These losses represent management's determination that other-than-temporary declines in the fair value of the security below its cost basis had occurred. The loss reflects management's estimate of expected losses from underlying credits in the collateral pool (including Circuit City Stores, Inc.). The loss estimate is highly subjective and reflects a variety of assumptions, including estimates of the likelihood of default and lease rejection given the credit characteristics of the tenant, and estimates of stressed collateral values and potential bankruptcy claim recoveries.

During the three months and year ended December 31, 2007, the Company recognized impairment losses on securities investments of $0 and $372, respectively. The losses in the one-year period are included in "Loss on investments" in the Company's Consolidated Statement of Operations and were recognized in the quarter ended June 30, 2007, on two CMBS investments: BSCMS Class E ($172) and CMLBC Class J ($200). These losses represent management's determination that other-than-temporary declines in the fair value of the securities below its cost basis had occurred on these two investments. Key factors that management relied on in determining the decline was other-than-temporary include:

- an analysis of the impact of changes in credit spreads;
- subordination levels within the CMBS capital structure; and
- the ratings or changes in ratings of the security and underlying collateral.

During the three months and year ended December 31, 2006, the Company recognized impairment losses on securities investments of $667 and $907, respectively. The losses are included in "Loss on investments" in the Company's Consolidated Statement of Operations and were recorded on two CMBS bonds, each in the BSCMS trust (Class E and Class F), and were the result of the default of a Winn-Dixie loan included in the securitization trust. As of December 31, 2006, the loan was liquidated and the trust's exposure to the Winn-Dixie bankruptcy was eliminated.

Unrealized gains and losses on securities at December 31, 2008 and December 31, 2007, included as a component of Other Comprehensive Income (Loss) on the Company's Consolidated Balance Sheet, consisted of the following:

	DECEMBER 31	
	2008	2007
Unrealized gains on securities previously available for sale	$900	$ —
Unrealized losses on securities previously available for sale	(10,117)	—
Unrealized gains on securities available for sale	1	1,781
Unrealized losses on securities available for sale	(13,397)	(15,501)

The following table summarizes the Company's securities in an unrealized loss position as of December 31, 2008.

	AGGREGATE FAIR VALUE	AGGREGATE UNREALIZED LOSS	NUMBER OF SECURITIES
In unrealized loss position less than 12 months	$23,391	$10,549	4
In unrealized loss position 12 or more months	85,745	55,068	11

The collateral backing our securities investments is primarily net lease loan assets and loss experience on the assets has historically been de minimis. Credit ratings on the 11 securities in a continuous unrealized loss position for more than 12 months range from AA- to D with a weighted average of BBB- and those securities have a weighted average maturity of approximately 10.2 years. The Company believes that none of the unrealized losses on investment securities other than those recognized are other than temporary because substantially all of the unrealized losses relate to market interest rate changes, and the Company has both the intent and the ability to hold these securities for a period of time sufficient to allow for a full recovery in fair value. In addition, management considers the underlying credits to be financially sound and believes the Company will receive all contractual principal and interest related to these investments.

At December 31, 2008 and December 31, 2007, the weighted average effective interest rate (yield to maturity on adjusted cost basis) on securities investments was approximately 7.5% and 7.4%, respectively.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

The Company had no sales of securities during the years ended December 31, 2008 and December 31, 2007. The following summarizes the Company's sales of securities during the year ended December 31, 2006.

	2006
Proceeds from sale	$7,939
Gain on sale	2,278

Structuring fees receivable were $1,863 and $2,576 at December 31, 2008 and December 31, 2007, respectively, and represented fees earned by the Company in conjunction with the structuring and subsequent sale of certain net lease loans. Such fees are payable to the Company monthly without interest through March 2020 and, accordingly, have been discounted based on imputed interest rates estimated by management to approximate market. Structuring fees receivable are shown at their amortized cost.

7. Fair Value

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments,* requires disclosure of fair value information about all of the Company financial instruments, whether or not these instruments are measured at fair value on the Company's Consolidated Balance Sheet. For purposes of SFAS 107, substantially all of the Company's assets and liabilities are classified as financial instruments.

The Company estimates that the fair values of cash and cash equivalents, other assets, accounts payable, accrued expenses and other liabilities, and dividends payable approximate their carrying values due to the short-term maturities of these items.

The carrying amounts and estimated fair values of the Company's other financial instruments at December 31, 2008 and December 31, 2007 are as follows:

	CARRYING AMOUNT		NOTIONAL AMOUNT		ESTIMATED FAIR VALUE	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007
Assets						
Loans held for investment	$286,563	$270,143	$283,912	$268,417	$262,647	$267,735
Commercial mortgage-backed securities	161,842	198,187	202,382	227,614	119,083	198,187
Structuring fees receivable	1,863	2,576	N/A	N/A	1,863	2,576
Liabilities						
Repurchase agreement obligations	$ —	$232,869	$ —	$232,869	$ —	$232,869
Mortgages on real estate investments	972,324	983,770	966,091	976,237	936,668	923,611
Collateralized debt obligations	268,265	268,227	268,500	268,500	116,592	261,366
Credit facility	189,262	—	189,262	—	189,262	—
Secured term loan	123,719	129,521	123,719	129,521	62,010	131,365
Convertible senior notes	71,760	75,000	71,760	75,000	28,329	63,322
Other long-term debt	30,930	30,930	30,930	30,930	11,152	27,761
Derivative liabilities	—	4,559	—	177,442	—	4,559

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

The fair values indicated above are indicative of the interest rate and credit spread environment as of December 31, 2008 and December 31, 2007, respectively, and may not take into consideration the effects of subsequent interest rate, credit spread fluctuations, or changes in the ratings of the tenant obligors under related leases. The methodologies used and key assumptions made to estimate fair values are as follows:

- **Loans held for investment**—The fair value of the Company's fixed-rate loan portfolio is estimated with a discounted cash flow analysis, utilizing scheduled cash flows and discount rates estimated by management to approximate those that a willing buyer and seller might use.
- **Commercial mortgage-backed securities**—The fair values of the securities are determined in most cases primarily by reference to index pricing. Management may also estimate fair value based on credit characteristics and term of the security, market yields on securities with similar credit ratings, and collateral values. Management has obtained broker quotes, but believes that in most cases the broker quotes reflect expected pricing for distressed trades in inactive and dislocated markets, rather than actual prices in orderly transactions. Management has ultimately determined the fair values recorded in the financial statements based on a variety of factors, and in most cases those fair values are significantly above the broker quotes.
- **Structuring fees receivable**—The fair value of structuring fees receivable is estimated with a discounted cash flow analysis, utilized scheduled cash flows and discount rates estimated by management to approximate those that a willing buyer and seller might use.
- **Credit facility and repurchase agreement obligations**—Management believes that the stated interest rate (which floats based on short-term interest rates) approximates market rates (when compared to similar credit facilities with similar credit risk). As such, the fair value of these obligations is estimated to be equal to the outstanding principal amount.
- **Mortgages on real estate investments, collateralized debt obligations and secured term loan**—The fair value of mortgages payable on real estate investments, collateralized debt obligations and the secured term loan is estimated using a discounted cash flow analysis, based on management's estimates of market interest rates. For mortgages where the Company has an early prepayment right, management also considers the prepayment amount to evaluate the fair value.
- **Convertible senior notes**—The fair value of convertible senior notes is estimated using a discounted cash flow analysis, based on management's estimates of market interest rates, and indications of market yields, where available.
- **Other long-term debt**—The fair value of the Company's other long-term debt is estimated using a discounted cash flow analysis, based on management's estimates of market interest rates.
- **Derivative liabilities**—The fair value of the Company's derivative liabilities is estimated using current market quotes and third-party quotations, where available.

The Company adopted SFAS No. 157 on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not impose any new requirements around which assets and liabilities are to be measured at fair value, and instead applies to asset and liability balances required or permitted to be measured at fair value under existing accounting pronouncements. Under existing accounting pronouncements, the Company measures only its securities available for sale and any derivative assets and liabilities at fair value.

SFAS No. 157 establishes a valuation hierarchy based on the transparency of inputs used in the valuation of an asset or liability. Classification is based on the lowest level of inputs that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- **Level 1** – Quoted prices are available in active markets for identical assets or liabilities at the reporting date. As of December 31, 2008, the Company has classified none of its securities available for sale as Level 1.
- **Level 2** – Pricing inputs other than quoted prices included within Level 1 that are observable for substantially the full term of the asset or liability. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies. As of December 31, 2008, the Company has classified one of its securities available for sale as Level 2. For that security which is backed by a single corporate tenant, the Company has determined fair value based on a broker quotation for a similar security.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

- **Level 3** – Instruments that have little to no pricing observability as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments in this category generally include assets and liabilities for which there is little, if any, current market activity. As of December 31, 2008, the Company has classified all but one of its securities available for sale as Level 3, due to the lack of current market activity. The Company believes that it may be appropriate to transfer the securities to Level 2 in subsequent periods if market activity returns to normalized levels and observable inputs become available. The fair values of the securities are determined in most cases primarily by reference to index pricing. With respect to one security, management has estimated fair value based on credit characteristics and term of the security, market yields on securities with similar credit ratings, and collateral values. Management has obtained broker quotes, but believes that in most cases the broker quotes reflect expected pricing for distressed trades in inactive and dislocated markets, rather than actual prices in orderly transactions. Management has ultimately determined the fair values recorded in the financial statements based on a variety of factors, and in most cases those fair values are significantly above the broker quotes.

The table below presents the fair value of the Company's securities available for sale as of December 31, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall. As of December 31, 2008, the Company had no derivative assets or liabilities.

	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS AND LIABILITIES (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)	BALANCE AT DECEMBER 31, 2008
Assets				
Securities available for sale	$ —	$12,096	$13,483	$25,579

The following table summarizes the change in the fair value for Level 3 items for the year ended December 31, 2008:

	YEAR ENDED DECEMBER 31, 2008
Securities available for sale	
Beginning balance	$ —
Gains (losses) included in net income (loss)	(1,000)
Gains (losses) included in other comprehensive income	(2,771)
Amortization included in interest income	86
Settlements or repayments	(130)
Transfers in (out) of Level 3	17,298
Ending balance	**$13,483**

8. Other Assets

Other assets as of December 31, 2008 and December 31, 2007 consisted of the following:

	DECEMBER 31	
	2008	2007
Receivables and accrued interest	$10,024	$9,524
Prepaid expenses and deposits	1,198	1,712
Reserve accounts	12,889	14,348
Escrow held with mortgage lender	212	812
Funds with CDO trustee pending distribution or reinvestment	3,947	11,910
Restricted cash	44	15
Amounts held by servicer	356	3,048
Accrued rental income	35,883	28,782
Debt issuance costs, net	10,547	11,316
Investment in partially-owned entities	—	1,139
Investment in statutory trust	930	930
Other	1,303	1,647
Total	**$77,333**	**$85,183**

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

The "Investment in partially-owned entities" represents the Company's investment in Matapeake Partners LLC ("Matapeake"). In April 2007, the Company invested $1,139 in Matapeake, then a newly formed real estate investment and management company. Matapeake was expected to provide the Company with joint venture opportunities for selected owned properties and access to capital through its fund raising activities. As of December 31, 2008, the Company evaluated its investment in Matapeake for impairment and determined to write off the full amount of its investment. Among the factors considered by the Company in determining to write off the full amount of this investment were Matapeake's financial condition and financial performance, its progress to date in executing on its business plan and market conditions. The write-off is included in "Loss on investments" in the Company's Consolidated Statement of Operations. The Company does not expect to make any additional capital contributions to Matapeake. See Note 13.

9. Debt Obligations

Credit Agreement

On April 29, 2008, the Company (through its wholly-owned subsidiary CapLease Debt Funding, LP) entered into a credit agreement with Wachovia Bank, N.A. Pursuant to the agreement, Wachovia Bank agreed to make an aggregate of $250,000 of term and revolving credit loans available to the Company. The Company drew a $210,392 term loan upon closing of the borrowing facility and may make draws of revolving credit loans from time to time during the agreement term to finance commercial real estate assets that are approved by Wachovia Bank in its discretion.

The credit agreement is for a term of two years with a one-year extension option at the Company's option provided it meets certain conditions (including reducing the Company's borrowings to $135,000 by the scheduled maturity date in April 2010). The Company can prepay its borrowings under the facility in whole or in part at any time (subject to a $1,000 minimum) without any penalty or premium. The Company is required to use a portion of its future debt or equity issuances to prepay borrowings under the facility. The Company is required to pay interest on its borrowings at prevailing short-term rates (30-day LIBOR) plus a pricing spread ranging from 200 to 250 basis points. As of December 31, 2008, the Company's effective financing rate on the credit agreement was 3.48%.

In connection with the financing transaction, the Company and Wachovia also agreed to consolidate their existing lending arrangements into this facility and, as a result, the Company's prior $250,000 repurchase agreement and a $30,000 revolving loan agreement (the "Revolver"), were terminated. The Company's borrowings under the facility are secured by the same collateral that previously secured its obligations under the repurchase agreement and Revolver, which includes a combination of first mortgage loan investments, intercompany mortgage loans on owned property investments, commercial mortgage-backed securities and a first lien on the Company's ownership interest in the real property located in Johnston, Rhode Island and leased to Factory Mutual Insurance Company. The Company's obligations under the credit agreement are also fully recourse to all of its other assets. In the event Wachovia determines in its sole discretion that the value of the Company's collateral assets has declined, including as a result of an underlying tenant credit rating downgrade or other adverse tenant-credit event, Wachovia may require the Company to prepay a portion of its borrowings, provided that Wachovia may not reduce the value of any of the Company's collateral other than CMBS securities due to general credit spread or interest rate fluctuations.

The Company is required to comply with the following financial covenants under the credit agreement: minimum liquidity (as defined in the agreement) of at least $8,000, and minimum consolidated tangible net worth (as defined in the agreement) of at least $180,000 plus 75% of the aggregate net proceeds from equity offerings or capital contributions after September 22, 2004.

The Company repaid $14,628 of debt it owed to Wachovia upon closing of the credit facility. During September 2008, the Company used a portion of the net proceeds from a common stock issuance to repay $7,500 of borrowings under the credit agreement.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

Amounts related to the Company's credit agreement and repurchase agreement as of December 31, 2008 and December 31, 2007, were as follows:

	AT DECEMBER 31, 2008		AT DECEMBER 31, 2007	
	BORROWINGS	COLLATERAL CARRY VALUE	BORROWINGS	COLLATERAL CARRY VALUE
Credit Agreement				
Loans held for investment	$55,434	$78,071	$ —	$ —
Intercompany mortgage loans and investments in CapLease CDO	119,119	145,816	—	—
Commercial mortgage-backed securities	14,709	19,390	—	—
Owned property	—	44,398	—	—
Repurchase Agreement				
Loans held for investment	—	—	56,888	67,255
Intercompany mortgage loans on CapLease properties	—	—	132,572	167,544
Commercial mortgage-backed securities	—	—	43,409	59,464
Total	**$189,262**	**$287,675**	**$232,869**	**$294,263**

The following interest rates apply with respect to the Company's credit agreement and repurchase agreement borrowings for the years ended December 31, 2008, December 31, 2007 and December 31, 2006:

	DECEMBER 31		
	2008	2007	2006
Weighted average affecting financing rate	5.44%	6.29%	5.96%
Average 30-day LIBOR rate	2.91%	5.30%	5.07%

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

Mortgage Notes on Real Estate Investments

The Company has financed most of its owned real properties with third party mortgage debt. The Company's mortgage notes payable are summarized in the following table:

	DEC 31, 2008		DEC 31, 2007				
PROPERTY LEVEL DEBT - FIXED RATE	FACE	CARRY VALUE	FACE	CARRY VALUE	COUPON	EFFECTIVE FINANCING RATE[1]	MATURITY
The Travelers Corporation *Hartford, CT*	$15,074	$15,950	$19,406	$20,944	9.80%	5.53%	Sep 2011
The Travelers Corporation *Hartford, CT*	13,925	15,159	12,511	14,046	10.76%	7.67%	Oct 2011
Nestlé Holdings, Inc. *Breinigsville, PA; Fort Wayne, IN; and Lathrop, CA*	117,000	117,000	117,000	117,000	6.32%	5.65%	Aug 2012
Choice Hotels International, Inc. *Silver Spring, MD*	30,080	30,080	30,937	30,937	5.30%	5.34%	May 2013
Omnicom Group, Inc. *Irving, TX*	13,361	13,361	13,575	13,575	5.24%	5.30%	May 2013
Capital One Financial Corporation *Plano, TX*	20,630	20,630	20,866	20,866	5.24%	5.29%	May 2013
Aon Corporation *Glenview, IL*	63,613	63,613	64,708	64,708	5.23%	5.75%	Nov 2014
Cadbury Schweppes Plc *Whippany, NJ*	34,491	34,491	35,065	35,065	5.26%	5.34%	Mar 2015
ITT Industries, Inc. *Herndon, VA*	41,301	41,301	41,591	41,591	5.33%	5.40%	Jun 2015
Lowes Companies, Inc. *Aliso Viejo, CA*	42,125	42,125	42,125	42,125	5.10%	5.37%	Jul 2015
Abbott Laboratories *Waukegan, IL*	15,120	15,120	15,224	15,224	5.11%	5.16%	Aug 2015
United States Government (FBI) *Birmingham, AL*	18,800	18,800	18,800	18,800	5.23%	5.31%	Sep 2015
United States Government (NIH) *N. Bethesda, MD*	62,322	62,322	63,632	63,632	5.32%	5.56%	Sep 2015
United States Government (SSA) *Austin, TX*	5,391	5,391	5,391	5,391	5.23%	5.46%	Sep 2015
United States Government (DEA) *Birmingham, AL*	11,280	11,280	11,280	11,280	5.23%	5.42%	Sep 2015
Tiffany & Co. *Parsippany, NJ*	58,400	58,400	58,400	58,400	5.33%	5.34%	Oct 2015
Allstate Insurance Company *Charlotte, NC*	20,209	20,209	20,209	20,209	5.68%	5.71%	Jan 2016
Allstate Insurance Company *Roanoke, VA*	21,516	21,516	21,516	21,516	5.68%	5.76%	Jan 2016
Farmers New World Life Insurance Company *Mercer Island, WA*	30,200	30,200	30,200	30,200	5.69%	5.72%	Jan 2016
TJX Companies, Inc. *Philadelphia, PA*	70,805	70,805	71,273	71,273	5.57%	5.59%	Mar 2016
United States Government (VA) *Ponce, PR*	5,867	6,078	6,386	6,642	7.30%	6.41%	Apr 2016

Continued >

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

	DEC 31, 2008		DEC 31, 2007				
PROPERTY LEVEL DEBT - FIXED RATE	FACE	CARRY VALUE	FACE	CARRY VALUE	COUPON	EFFECTIVE FINANCING RATE(1)	MATURITY
Pearson Plc. *Lawrence, KS*	$16,025	$16,025	$16,025	$16,025	5.84%	5.95%	May 2016
Koninklijke Ahold, N.V. *Levittown, PA*	14,441	14,441	14,621	14,621	6.05%	6.11%	Jul 2016
AMVESCAP PLC *Denver, CO*	43,700	43,700	43,700	43,700	6.03%	6.08%	Jul 2016
Walgreen Co. *Pennsauken, NJ*	1,636	1,733	1,783	1,901	7.65%	6.04%	Oct 2016
United States Government (FBI) *Albany, NY*	10,137	10,137	10,137	10,137	5.50%	5.68%	Nov 2016
Aetna Life Insurance Company *Fresno, CA*	16,043	16,043	16,043	16,043	5.63%	5.68%	Dec 2016
T-Mobile USA, Inc. *Nashville, TN*	10,885	10,885	10,885	10,885	5.59%	5.69%	Dec 2016
Time Warner Entertainment Company, L.P. *Milwaukee, WI*	17,500	17,500	17,500	17,500	5.55%	5.59%	Dec 2016
Farmers Group, Inc. *Simi Valley, CA*	25,620	25,620	25,620	25,620	5.81%	5.85%	Jan 2017
Johnson Controls, Inc. *Largo, FL*	16,200	16,200	16,200	16,200	5.48%	5.52%	Jan 2017
County of Yolo, California *Woodland, CA*	10,332	10,332	10,332	10,332	5.68%	5.75%	Feb 2017
Bunge North America, Inc. *Fort Worth, TX*	6,262	6,262	6,262	6,262	5.45%	5.55%	May 2017
AmeriCredit Corp. *Arlington, TX*	28,148	27,828	28,586	28,234	5.28%	5.51%	Sep 2017
Walgreen Co. *Portsmouth, VA*	2,937	3,098	3,068	3,249	7.20%	6.18%	Jul 2018
United States Government (EPA) *Kansas City, KS*	20,245	23,328	20,775	24,082	7.57%	5.74%	Oct 2022
United States Government (OSHA) *Sandy, UT*	14,470	15,361	14,605	15,555	6.28%	5.52%	Jan 2024
Total	**$966,091**	**$972,324**	**$976,237**	**$983,770**			

(1) *The effective financing rate is the Company's approximate borrowing cost, including the effect of hedge gains or losses and other deferred financing costs associated with the related borrowing.*

The mortgage notes are secured by the respective properties and an assignment of the relevant leases on the properties. See Note 3 regarding the separate and distinct nature of the Company's SPEs. The Company's book value before accumulated depreciation and amortization on owned properties encumbered with mortgage debt aggregated $1,455,527 at December 31, 2008 and $1,455,751 at December 31, 2007.

During the year ended December 31, 2007, the Company recognized aggregate non-cash gains on extinguishment of debt of $1,363, representing the difference between the fair value of mortgage debt assumed on the Company's books (as adjusted for amortization of the fair value adjustment through the date of repayment) and the amount paid by the Company to retire the debt. The Company's actual cost to retire the debt declined from its estimates on the date the debt was assumed as a result of increases in interest rates over that same period. The above gains are included in "Gain on extinguishment of debt" on the Company's Consolidated Statement of Operations for the year ended December 31, 2007.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

Collateralized Debt Obligations

The Company issued a collateralized debt obligation, or CDO, in March 2005. The CDO is an entirely fixed rate on balance sheet financing. The Company aggregated approximately $300,000 of assets and then transferred these assets into a wholly-owned securitization vehicle, and issued $285,000 face amount of multi-class notes and $15,000 of preferred equity through the securitization vehicle. The assets serve as collateral for the Company's obligations under the notes. The securitization vehicle is an SPE, with its business limited to the issuance of the notes and the preferred equity, the acquisition of the collateral and certain other related matters. The net amount of the debt the Company issued was $268,130, inclusive of a $370 discount to face, as the Company retained the three most junior note classes aggregating a face amount of $16,500 and the full $15,000 of preferred equity. Each of the five note classes of the CDO was and continues to be rated investment grade. Through October 2009, the Company expects to reinvest principal repayments on the underlying assets into qualifying replacement collateral. The CDO notes have a stated maturity in January 2040, but are expected to mature in January 2015 when they become subject to an auction call procedure. The Company's weighted average effective financing rate (inclusive of original issue discount and debt issuance and hedge costs) on its CDO is approximately 5.67%. The CDO debt is non-recourse to the Company but is secured by the collateral assets. The following table summarizes the assets posted as CDO collateral as of December 31, 2008.

	CARRY VALUE
Loans held for investment	$158,456
Intercompany mortgage loans on CapLease properties	47,115
Commercial mortgage-backed securities	81,837
Total	**$287,408**

Secured Term Loan

On December 18, 2007, the Company completed a $129,521 secured term loan with KBC Bank, N.V. Upon closing of the financing, the Company pledged approximately $163,145 principal amount of collateral to secure its obligations under the loan. The interest coupon on the loan is fixed at 5.81% annually until the loan matures in January 2018. The Company's effective financing rate on the loan is 6.02% annually (inclusive of hedge and closing costs). The loan is non-recourse to the Company, subject to limited non-recourse exceptions. The following table summarizes the assets pledged as collateral for the Company's obligations under the loan as of December 31, 2008.

	CARRY VALUE
Loans held for investment	$43,731
Intercompany mortgage loans on CapLease properties	51,815
Commercial mortgage-backed securities	58,861
Total	**$154,407**

Convertible Senior Notes

On October 9, 2007, CapLease completed a private offering to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended, of $75,000 principal amount of 7.50% convertible senior notes due 2027. The notes represent general unsecured obligations of CapLease and rank equally in right of payment with all of its other existing and future obligations that are unsecured and unsubordinated. The notes are jointly and severally, fully and unconditionally guaranteed, on a senior unsecured basis by four of CapLease's subsidiaries, CapLease, LP, CapLease Debt Funding, LP, CapLease Services Corp. and CapLease Credit LLC.

The net proceeds of the offering, after deducting the initial purchasers' discount and offering expenses, were approximately $72,774. CapLease used $15,000 of the net proceeds to purchase shares of its common stock at the closing of the offering, and the remaining proceeds for general corporate purposes, including to repay borrowings under the Company's repurchase agreement.

The notes bear interest at an annual fixed rate of 7.50% and will mature on October 1, 2027, unless earlier converted, redeemed or repurchased. The Company's effective financing rate on the notes, which includes the effect of the offering discount and expenses of the transaction, is approximately 8.26%.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

The holders may convert their notes into cash, shares of CapLease common stock, or any combination thereof, at CapLease's option, under certain circumstances, including in connection with certain change of control events defined in the note indenture (each, a "change of control") or a transaction that results in CapLease's common stock or other securities into which the notes are convertible not being approved for listing on a U.S. national securities exchange (a "termination of trading"). Upon conversion, if CapLease does not elect otherwise, it will settle its conversion obligation in shares of its common stock.

The initial conversion rate for each $1 principal amount of notes is 88.3704 shares of CapLease's common stock, which is equivalent to an initial conversion price of approximately $11.32 per share. The initial conversion rate will be adjusted for certain events, including in the event CapLease makes any quarterly cash dividend in excess of $0.20 per share.

CapLease has the right to redeem the notes in whole or in part, for cash at any time or from time to time on or after October 5, 2012. Prior to October 5, 2012, CapLease may also redeem the notes to preserve its status as a real estate investment trust. The redemption price will be 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest.

Holders may require CapLease to repurchase their notes, in whole or in part, on October 1, 2012, October 1, 2017 and October 1, 2022, for a cash price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest.

Holders will also have the right to require CapLease to repurchase their notes, in whole or in part for cash, if a change of control or termination of trading occurs prior to October 1, 2012. The repurchase price will be 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest.

During December 2008, the Company agreed to repurchase $8,740 of the convertible senior notes at a price of $3,269, plus accrued interest on the notes, or a 62.6% discount from the face amount of the notes. The repurchase of a total of $3,240 of notes was closed in December at a price of $1,179. The Company recorded a gain on extinguishment of debt of $1,968 in the year ended December 31, 2008. The repurchase of the remaining $5,500 was closed in January at a price of $2,090. The Company expects to record a gain on extinguishment of debt in the quarter ended March 31, 2009 of approximately $2,800, inclusive of the impact of rule changes under FASB Staff Position No. Accounting Principles Board 14-1.

Trust Preferred Securities

In December 2005, the Operating Partnership issued $30,000 in aggregate principal amount of fixed/floating rate preferred securities through its wholly-owned subsidiary, Caplease Statutory Trust I. The trust simultaneously issued 930 of its common securities to the Operating Partnership for a purchase price of $930, which constitutes all of the issued and outstanding common securities of the trust. The trust used the proceeds from the sale of the trust preferred securities together with the proceeds from the sale of the common securities to purchase $30,930 in aggregate principal amount of unsecured fixed/floating rate junior subordinated notes due January 30, 2036, issued by the Operating Partnership. The junior subordinated notes, the common and the trust preferred securities have substantially identical terms, requiring quarterly interest payments calculated at a fixed interest rate equal to 7.68% per annum through January 30, 2016, and subsequently at a variable interest rate equal to LIBOR plus 2.60% per annum. The notes mature on January 30, 2036, and may be redeemed, in whole or in part, at par, at the Company's option, beginning on January 30, 2011. The trust preferred and common securities do not have a stated maturity date; however, they are subject to mandatory redemption upon the redemption or maturity of the notes.

The principal amount of the junior subordinated notes of $30,930 is reported as "Other long-term debt" on the Company's Consolidated Balance Sheet. However, because the Company is not deemed to be the primary beneficiary of the trust under FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, the Company's investment in the trust is not eliminated from the Company's financial statements in consolidation. Instead, the Company records its investment in the trust's common shares of $930 as part of "Other assets" on the Company's Consolidated Balance Sheet.

The Company incurred issuance costs associated with the offering of $972. These costs are included as a component of "Other assets" on the Company's Consolidated Balance Sheet, and are being amortized into interest expense using the effective yield method through the date the fixed interest period expires (the expected maturity date of the trust preferred securities). The Company's effective financing rate on the trust preferred securities, inclusive of deferred issuance costs, is approximately 8.30% per annum.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

Scheduled principal amortization and balloon payments for all of the Company's outstanding debt obligations as of December 31, 2008, for the next five years and thereafter are as follows:

	SCHEDULED AMORTIZATION	BALLOON PAYMENTS	TOTAL
2009	$38,109	$ —	$38,109
2010	56,578	170,903	227,481
2011	42,993	18,861	61,854
2012	42,869	188,760	231,629
2013	41,306	54,984	96,290
Thereafter	127,123	873,774	1,000,897
	$348,978	**$1,307,282**	**$1,656,260**

10. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities as of December 31, 2008 and December 31, 2007 consisted of the following:

	DECEMBER 31	
	2008	2007
Accounts payable and other liabilities	$1,459	$1,245
Accrued interest	8,571	9,220
Accrued expenses	4,862	5,236
Derivative liabilities	—	4,559
Deferred rental income	1,072	116
Unearned rental income	3,916	3,856
Total	**$19,880**	**$24,232**

11. Risk Management Transactions

As of December 31, 2007 and during most of 2008, the Company had a single open interest rate swap, intended to manage the Company's exposure to interest rate movements for a planned long-term financing of assets financed on its interim financing facility with Wachovia Bank. During November 2008, the Company closed the swap as a result of unprecedented credit market dislocations and associated declines in the 10-Year Treasury and other benchmark market interest rates. Under SFAS No. 133, the full amount of the realized loss on closing the swap of $15,216, along with $2,862 of related losses previously deferred in Other Comprehensive Income/Loss on the Company's Consolidated Balance Sheet, was charged directly to the Company's Consolidated Statement of Operations, as the swap position no longer represented an effective cash flow hedge under SFAS No. 133. See Note 2. As of December 31, 2008, the Company had no other open swap positions, and the Company will record no additional losses or gains related to the closed swap.

During 2008 and prior to closing the swap position described above, the Company had another $1,418 of losses on the position recorded through the Company's Consolidated Statements of Operations. These losses primarily include hedge ineffectiveness resulting from changes in (i) management's estimates of when the related hedged debt was expected to be issued, and (ii) the shape of the yield curve.

The above losses are included in "(Gain) loss on derivatives" on the Company's Consolidated Statements of Operations.

Amounts related to open swap positions, as of December 31, 2007, included in "Accounts payable, accrued expenses and other liabilities" on the Company's Consolidated Balance Sheet as of such date, were as follows:

	DEC 31, 2007	
DESCRIPTION	NOTIONAL AMOUNT	FAIR VALUE
Interest rate swap	$177,442	$(4,559)

As of December 31, 2008, the Company had $5,504 of net realized losses on derivatives deferred on the Company's Consolidated Balance Sheet as a component of Accumulated Other Comprehensive Income/(Loss). Within the next twelve months, the Company estimates that $670 of these losses will be reclassified to the Company's Consolidated Statements of Operations as additional interest expense.

The Company classifies the cash flows from derivatives as a financing activity on the Consolidated Statements of Cash Flows.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

12. Related Party Transactions

During March 2006, the Company participated in a recapitalization of the debt and equity invested in an office building in Wilmington, Delaware, leased to Hercules Incorporated. The recapitalization was the final step of a multi-step transaction in which the Company financed in part the purchase of the property by a third party borrower. In the recapitalization, the Company made a $78,000 first mortgage loan on the property (which it sold in a gain-on-sale transaction at closing) and a $20,000 corporate credit note investment secured by the property, and its $27,322 mezzanine loan to and $8,695 preferred equity investment in the borrower, which financed in part the borrower's purchase of the property in 2005, was redeemed. One of CapLease's Board members, Jeffrey Rogatz, also provided pari passu preferred equity financing to the borrower of $250 that was redeemed in connection with the recapitalization.

In February 2001, the Company originated a net lease loan on a real property owned by a limited partnership in which certain executive officers of the Company have an indirect ownership interest. The loan was sold to Wachovia in February 2001, and the limited partnership agreed to pay the Company an advisory fee from the rent payable by the tenant at the real property in the amount of approximately $66 a month until November 2010. An affiliate of the limited partnership is also a party to a management agreement with the tenant for the operation of the property, and another affiliate of the limited partnership subleases a portion of the leased building from the tenant at a nominal amount. No failure to perform under the management agreement or sublease entitles the tenant to any rent abatement or termination under the lease. Interest income earned on the structuring fee receivable totaled approximately $138, $187 and $233, during the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively, and is included in interest income in the Consolidated Statements of Operations.

13. Commitments and Contingencies

The Company is involved from time to time in litigation arising in the ordinary course of business. The Company is not currently involved in any matter which management believes will have a material adverse effect on the Company's business, results of operations or financial condition. However, periodic settlements and/or professional or other fees and expenses related to any matter could have an adverse impact on our results of operations in the quarterly or annual period in which they are recognized.

As an owner of commercial real estate, the Company is subject to potential environmental costs. At December 31, 2008, the Company was not aware of any environmental concerns that would have a material adverse effect on the Company's business, results of operations or financial condition.

In April 2007, the Company agreed to invest in Matapeake Partners LLC, a real estate investment and management company. As of December 31, 2008, the Company had an outstanding commitment to fund up to $3,861 of additional capital to Matapeake, although it does not expect that Matapeake will request that the Company fund any portion of this commitment, nor does the Company expect to fund any portion of this commitment, even if requested to do so.

As of December 31, 2008, the Company was obligated under non-cancelable operating lease agreements for office space and copy machines. The future minimum lease payments under these lease agreements at December 31, 2008 were:

2009	$737
2010	732
2011	753
2012	753
2013	565
Thereafter	—
	$3,540

Included in general and administrative expense is rent expense of approximately $669, $688 and $642 for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively.

During October 2006, the Company acquired a real property in Fresno, California leased to Aetna Life Insurance Company, and agreed to fund expected improvements to the real property of approximately $812. During November 2006, the Company arranged long-term financing on this property and it funded

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

a reserve account with its lender for the full amount of the improvement obligation. The improvements were completed in December 2008, and substantially all of the reserve has been disbursed as of December 31, 2008, with the remainder expected for disbursement in the first quarter of 2009.

14. Minority Interests

During June 2006, the Operating Partnership issued 263,157 units of limited partnership to a minority interest holder. All of these units were issued in connection with the Company's acquisition of a property in June 2006 from the minority interest holder. Beginning on June 13, 2008, the units of limited partnership became redeemable by the holder, at its option, on the basis of one unit for either one share of CapLease common stock or cash equal to the fair market value of a share of common stock at the time of the redemption. The units of limited partnership do not have a liquidation preference. During the quarter ended September 30, 2008, the minority interest holder redeemed 107,131 units for the same number of shares of CapLease common stock. As of December 31, 2008, the Operating Partnership had issued and outstanding 156,026 common units of limited partnership.

Cash distributions by the Operating Partnership are paid in the following priority: first, to the minority interest holder until such holder receives the amount it would have received if the holder's units of limited partnership interest were converted to an equal number of shares of CapLease common stock, and then, to CapLease. Since July 2006, at the same time CapLease has paid a cash dividend to its common stock holders, the minority interest holder has been paid a cash dividend of the same amount per limited partnership unit.

Net income has been allocated to the minority interest holder on an "as converted" basis. In other words, the limited partnership units are treated as converted to shares of CapLease common stock, and the minority interest holder is allocated a percentage of the Company's net income based on its percentage of "as converted" common shares outstanding.

15. Stockholders' Equity

Stock Issuances

CapLease's authorized capital stock consists of 500,000,000 shares of common stock, $0.01 per share, and 100,000,000 shares of preferred stock, $0.01 per share. As of December 31, 2008, CapLease had 47,391,790 shares of common stock, and 1,400,000 shares of 8.125% Series A cumulative redeemable preferred stock outstanding.

During the year ended December 31, 2008, CapLease issued 1,222,855 shares of common stock through its dividend reinvestment and stock purchase plan at an average price of $7.96 per share. During the year ended December 31, 2007, CapLease issued 1,111,641 shares of common stock through its dividend reinvestment and stock purchase plan at an average price of $10.38 per share.

During September 2008, CapLease issued 1,317,524 shares of common stock to an existing greater than 5% stockholder for a price of $7.59 per share. CapLease used the net proceeds of the offering of $10,000 to voluntarily pay down debt and for general corporate purposes.

During September 2008, CapLease issued 107,131 shares of common stock upon redemption of the same number of units of the Operating Partnership. See Note 14 above.

During October 2007, CapLease used $15,000 of the proceeds from the sale of the convertible senior notes described in Note 9 above to repurchase 1,524,390 shares of its common stock on the open market at $9.84 per share.

During May and June 2007, CapLease issued 10,350,000 shares of common stock in a public offering at a price to the public of $10.75 per share, for net proceeds of approximately $104,773. The Company used the net proceeds to repay a portion of our borrowings under the short-term borrowing facility the Company entered into to initially finance its April 2007 acquisition of the EntreCap Portfolio.

During May 2006, CapLease issued 5,747,000 shares of common stock in a public offering at a price to the public of $10.55 per share, for net proceeds of approximately $57,282.

In November and December 2006, CapLease issued an aggregate of 160,900 shares of common stock in a public offering at an average price to the public of $11.91 per share, for net proceeds of approximately $1,851.

In March 2004, CapLease issued 23,000,000 shares of common stock in an initial public offering at a price to the public of $10.50 per share, for net proceeds of approximately $222,000. Also in March 2004, in connection with CapLease's acquisition of the Operating Partnership, CapLease issued

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

3,968,800 shares of its common stock to the former owners of the Operating Partnership.

In November 2003, CapLease issued 139,134 shares of its common stock to certain current and former employees of the Operating Partnership.

Since CapLease's initial public offering and through December 31, 2008, it has issued an aggregate of 1,791,195 shares of common stock (net of forfeitures) to its directors, executive officers and other employees pursuant to the Company's stock incentive plan (see Note 16 below).

In October 2005, CapLease issued 1,400,000 shares of 8.125% Series A cumulative redeemable preferred stock in a public offering at a price to the public of $25.00 per share. The Company received net proceeds in the transaction (after deducting underwriting discounts and commissions and estimated offering expenses) of approximately $33,657.

The Series A preferred stock ranks senior to CapLease's common stock and junior to all of the Company's existing and future indebtedness. Investors in the Series A preferred stock are entitled to receive cumulative cash distributions at a rate of 8.125% per annum of the $25.00 liquidation preference per share (equivalent to $2.03125 per annum per share). The annual dividend rate will increase to 9.125% if the Series A preferred stock is delisted from the New York Stock Exchange following a change of control of CapLease.

If CapLease liquidates, dissolves or wind ups its operations, the Series A preferred stock holders will have the right to receive $25.00 per share, plus all accrued and unpaid dividends (whether or not declared) to the date of payment, before any payment is made to CapLease's common stock holders. The Series A preferred stock does not have any stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. CapLease may not redeem the Series A preferred stock prior to October 19, 2010, except in certain limited circumstances relating to the ownership limitation necessary to preserve CapLease's qualification as a REIT. On and after October 19, 2010, CapLease may redeem the Series A preferred stock for cash at its option, in whole or from time to time in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to the redemption date.

Holders of Series A preferred stock generally have no voting rights. However, Series A preferred stock holders will have limited voting rights if CapLease fails to pay dividends on the Series A preferred stock for six or more quarterly periods (whether or not consecutive), or if CapLease issues shares of capital stock senior to the Series A preferred stock or makes changes to the terms of the Series A preferred stock that would be materially adverse to the rights of holders of Series A preferred stock.

The Series A preferred stock is not convertible into or exchangeable for CapLease's common stock or any of the Company's other securities or property.

Dividends

The following table summarizes the dividend history on shares of CapLease common stock for the periods indicated.

QUARTER ENDED	RECORD DATE	PAYMENT DATE	DIVIDEND PER SHARE	TOTAL AMOUNT
12/31/2005	12/30/2005	1/17/2006	$0.20	$5,574
3/31/2006	3/31/2006	4/17/2006	0.20	5,636
6/30/2006	6/30/2006	7/17/2006	0.20	6,783
9/30/2006	9/29/2006	10/16/2006	0.20	6,785
12/31/2006	12/29/2006	1/16/2007	0.20	6,818
3/31/2007	3/30/2007	4/16/2007	0.20	6,883
6/30/2007	6/29/2007	7/16/2007	0.20	9,046
9/30/2007	9/28/2007	10/15/2007	0.20	9,175
12/31/2007	12/31/2007	1/15/2008	0.20	8,870
3/31/2008	3/31/2008	4/15/2008	0.20	8,949
6/30/2008	6/30/2008	7/15/2008	0.20	8,973
9/30/2008	9/30/2008	10/15/2008	0.20	9,475

The Company did not declare a dividend on CapLease common stock during the fourth quarter of 2008.

The following table summarizes the dividend history on shares of CapLease Series A preferred stock for the periods indicated.

QUARTER ENDED	RECORD DATE	PAYMENT DATE	DIVIDEND PER SHARE	TOTAL AMOUNT
12/31/2005	12/30/2005	1/17/2006	$0.4852400	$679
3/31/2006	3/31/2006	4/17/2006	0.5078125	711
6/30/2006	6/30/2006	7/17/2006	0.5078125	711
9/30/2006	9/29/2006	10/16/2006	0.5078125	711
12/31/2006	12/29/2006	1/16/2007	0.5078125	711
3/31/2007	3/30/2007	4/16/2007	0.5078125	711
6/30/2007	6/29/2007	7/16/2007	0.5078125	711
9/30/2007	9/28/2007	10/15/2007	0.5078125	711
12/31/2007	12/31/2007	1/15/2008	0.5078125	711
3/31/2008	3/31/2008	4/15/2008	0.5078125	711
6/30/2008	6/30/2008	7/15/2008	0.5078125	711
9/30/2008	9/30/2008	10/15/2008	0.5078125	711
12/31/2008	12/31/2008	1/15/2009	0.5078125	711

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

16. Stock-Based Compensation

The Company adopted a stock incentive plan for its employees and directors during March 2004 in connection with its initial public offering. 2,323,000 shares of common stock are authorized for issuance under the stock plan. As of December 31, 2008, the Company had awarded 1,791,195 shares of common stock under the stock plan, all in the form of stock awards to executive officers, other employees and directors of the Company. The Company has not awarded any options, stock appreciation rights or other stock-based compensation under the stock plan.

On January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) — *Share-Based Payment*, using the modified prospective transition method. SFAS No. 123R replaces SFAS No. 123, which the Company adopted on January 1, 2003. Under that transition method, compensation cost recognized on and after January 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

Because the Company has historically valued compensation cost for stock awards at fair value under SFAS No. 123, the adoption of SFAS No. 123R had no impact on the Company's income from continuing operations, net income, earnings per share (basic and diluted), cash flows from operations or cash flows from financing activities.

The Company uses the closing stock price on the grant date as its estimate of the fair value of the award.

A summary of the Company's activity under the stock plan from January 1, 2007 through December 31, 2008, is presented below:

	NUMBER OF SHARES
Stock Awards at January 1, 2007	1,081,995
Granted During the Year Ended December 31, 2007	315,250(1)
Stock Awards at January 1, 2008	1,397,245
Granted During the Period Ended December 31, 2008	393,950(2)
Stock Awards at December 31, 2008	**1,791,195**

(1) Shares are scheduled to vest between March 2008 and March 2012, but will generally be forfeited if the recipient either terminates his employment with the Company or ceases to be a member of CapLease's Board of Directors at any time prior to the vesting date. Vesting of an aggregate of 156,750 shares is also subject to satisfaction of objective and subjective performance criteria, to be determined by CapLease's Compensation Committee.

(2) Shares are scheduled to vest between March 2009 and March 2013, but will generally be forfeited if the recipient either terminates his employment with the Company or ceases to be a member of CapLease's Board of Directors at any time prior to the vesting date. Vesting of an aggregate of 196,725 shares is also subject to satisfaction of objective and subjective performance criteria, to be determined by CapLease's Compensation Committee.

A summary of the status of unvested shares from January 1, 2007 through December 31, 2008, is presented below:

	SHARES AWARDED UNDER PLAN	SHARES PRICED UNDER SFAS 123 AND 123R	WEIGHTED AVERAGE FAIR VALUE
Nonvested at January 1, 2007	588,113	436,891	$10.99
Current period awards	315,250	189,850	10.91
Prior period awards	N/A	30,770	10.91
Vested	(210,781)	(210,781)	10.97
Nonvested at January 1, 2008	692,582	446,731	10.99
Current period awards	393,950	236,570	8.43
Prior period awards	N/A	79,799	8.43
Vested	(156,300)	(156,300)	11.00
Nonvested at December 31, 2008	**930,232**	**606,800**	9.66

As the immediately preceding table indicates, not all Company share awards have been valued for purposes of SFAS 123R, as the Company's stock awards include shares awarded with vesting dependent upon satisfaction of performance criteria and with the performance criteria on a portion of the shares to be determined in the future. "Prior period awards" represent share awards made in a prior period which have been valued for purposes of SFAS 123R in the current period when the CapLease Compensation Committee determined the performance criteria.

As of December 31, 2008, $4,307 of unvested shares (fair value at the grant dates) is expected to be charged to the Company's Consolidated Statement of Operations ratably over the remaining vesting period (through March 2013). As of December 31, 2008, the grant date fair value for awards of 24,886 shares made in 2005, 47,116 shares made in 2006, 94,050 shares made in 2007 and 157,380 shares made in 2008, has not yet been determined because the grant date (as defined under SFAS 123R) has not yet occurred.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

17. Other Comprehensive Income

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For the Company's purposes, comprehensive income (loss) represents net income (loss), as presented in the Company's Consolidated Statements of Operations, adjusted for unrealized gains or losses on securities available for sale, unrealized gains or losses on derivatives designated as cash flow hedges, and realized gains and losses on derivatives designated as cash flow hedges (net of amortization of those realized gains and losses reclassified into interest expense). The Company's comprehensive income (loss) for the years ended December 31, 2008, December 31, 2007, and December 31, 2006, is summarized below.

	2008	2007	2006
Net income (loss)	$(21,761)	$(2,261)	$7,249
Increase (decrease) in fair value of derivatives of securities available for sale	(9,398)	(20,412)	(2,956)
Increase (decrease) in fair value of derivatives	4,522	(4,570)	(737)
Amortization of unrealized loss on securities previously classified as available for sale	505	—	—
Reclassification of derivative items into earnings	20,126	788	760
Realized income (loss) on derivatives	(17,853)	2,434	421
Comprehensive income (loss)	**$(23,859)**	**$(24,021)**	**$4,737**

SFAS No. 130, *Reporting Comprehensive Income*, divides comprehensive income (loss) into "net income (loss)" and "other comprehensive income (loss)." Other comprehensive income (loss) is defined as revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income (loss) but excluded from net income (loss). Other comprehensive income (loss) is a component of Stockholders' Equity and is shown on the Company's Consolidated Statement of Changes in Stockholders' Equity (fourth column). The following table summarizes the Company's Accumulated Other Comprehensive Income (Loss) as reported on the Consolidated Statement of Changes in Stockholders' Equity.

	DECEMBER 31	
	2008	2007
Net unrealized losses on securities available for sale	$(13,396)	$(13,720)
Net unrealized losses on securities previously classified as available for sale	(9,217)	—
Net unrealized losses on derivatives	—	(4,522)
Net realized losses on derivatives	(5,505)	(7,778)
Accumulated other comprehensive loss	**$(28,118)**	**$(26,020)**

18. Rental Income

The Company is the lessor to tenants under operating leases with expiration dates ranging from 2009 to 2026. The minimum rental amounts due under the leases are generally subject to scheduled fixed increases. The leases generally also require that the tenants pay for or reimburse the Company for the occupancy and operating costs of the properties, or in certain cases reimburse the Company for increases in certain operating costs and real estate taxes above their base year costs. Approximate future minimum rents to be received over the next five years and thereafter for non-cancelable operating leases in effect at December 31, 2008, are as follows:

2009	$130,116
2010	115,155
2011	114,967
2012	116,979
2013	92,926
Thereafter	538,542
	$1,108,685

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

19. Concentration Risks

The Company has historically relied on Wachovia Bank to provide the majority of its cash for financing its portfolio investments, including through short-term borrowing facilities to facilitate the Company's portfolio investment and mortgage financings on its owned real properties. Wachovia Bank came under significant financial distress during 2008, and in late September 2008, Wachovia agreed to merge with Wells Fargo & Company. The Company has limited relationships with Wells Fargo and it is unclear how its relationship with Wachovia Bank will be impacted by the transaction with Wells Fargo. Further, deterioration in the financial condition of the merged entity or its affiliates could have a negative impact on the Company's business, operating results and financial condition. As of December 31, 2008, Wells Fargo carried an AA rating from Standard & Poor's.

During 2008, approximately 12.1% of the Company's total revenues were derived from one tenant (the United States Government).

20. 401(k) Plan

The Company has a 401(k) Savings/Retirement Plan (the "401(k) Plan") in place to cover eligible employees of the Company. The 401(k) Plan permits eligible employees of the Company to defer a portion of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employee's elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. For the years ended December 31, 2008, December 31, 2007 and December 31, 2006, the Company made matching contributions of $312, $287 and $197, respectively.

21. Pro Forma Condensed Consolidated Statements of Operations (Unaudited)

The accompanying unaudited Pro Forma Condensed Consolidated Statements of Operations are presented as if, at January 1, 2007, the Company acquired all real properties purchased during 2008 and 2007. Earnings per share are presented using the weighted average shares outstanding during the relevant periods. In management's opinion, all adjustments necessary to reflect the effects of the above transactions have been made.

The unaudited Pro Forma Condensed Consolidated Statements of Operations are not necessarily indicative of what the actual results of operations would have been assuming the acquisition transactions had occurred at the date indicated above, nor do they purport to represent our future results of operations.

	FOR THE TWELVE MONTHS ENDED DECEMBER 31	
	2008	2007
Total revenues	$185,107	$184,653
Income from continuing operations	(21,761)	378
Income per basic and diluted common share from continuing operations	(0.48)	0.01
Net income (loss) allocable to common stockholders	(24,605)	(2,483)
Net income (loss) per basic and diluted common share	(0.54)	(0.06)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

22. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes the manner in which public businesses report information about operating segments in annual and interim financial reports issued to stockholders. SFAS No. 131 defines a segment as a component of an enterprise about which separate financial information is available and that is evaluated regularly to allocate resources and assess performance. The Company conducts its business through two segments: operating real estate (including its investments in owned properties) and lending investments (including its loan investments as well as its investments in securities). For segment reporting purposes, the Company does not allocate interest income on short-term investments or general and administrative expenses.

Selected results of operations for the year ended December 31, 2008 are as follows:

	CORPORATE/ UNALLOCATED	OPERATING REAL ESTATE	LENDING INVESTMENTS	TOTAL
Total revenues	$777	$149,992	$34,338	$185,107
Total expenses and minority interest	22,185	146,889	39,762	208,836
Gain on extinguishment of debt	1,968	—	—	1,968
Income (loss) from continuing operations	(19,440)	3,103	(5,424)	(21,761)
Total assets	26,763	1,566,405	452,501	2,045,669

Selected results of operations for the year ended December 31, 2007 are as follows:

	CORPORATE/ UNALLOCATED	OPERATING REAL ESTATE	LENDING INVESTMENTS	TOTAL
Total revenues	$602	$137,341	$34,639	$172,582
Total expenses and minority interest	16,111	135,658	24,420	176,189
Gain on extinguishment of debt	—	1,363	—	1,363
Income (loss) from continuing operations	(15,509)	3,046	10,219	(2,244)
Total assets	64,616	1,620,419	473,234	2,158,269

Selected results of operations for the year ended December 31, 2006 are as follows:

	CORPORATE/ UNALLOCATED	OPERATING REAL ESTATE	LENDING INVESTMENTS	TOTAL
Total revenues	$811	$88,002	$35,967	$124,780
Total expenses and minority interest	14,901	82,754	20,071	117,726
Income (loss) from continuing operations	(14,090)	5,248	15,896	7,054
Total assets	30,219	1,152,348	461,733	1,644,300

23. Quarterly Financial Information (Unaudited)

The following table sets forth selected quarterly financial data for the Company for 2008 and 2007.

	REVENUE	NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE
2008			
December 31	$46,167	$(19,453)	$(0.41)
September 30	46,130	(1,914)	(0.04)
June 30	46,226	(956)	(0.02)
March 31	46,584	(2,281)	(0.05)
2007			
December 31	46,880	(904)	(0.02)
September 30	46,709	(105)	(0.00)
June 30	43,725	(4,003)	(0.10)
March 31	35,269	(93)	(0.00)

The totals for the year may differ from the sum of the quarters as a result of weighting and rounding.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share amounts)

December 31, 2008, 2007 and 2006

24. Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*. FIN 46 was revised by FIN 46(R) in December 2003 (as revised, "FIN 46"). FIN 46 defines a variable interest entity ("VIE") as an entity with one or more of the following characteristics:

- the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
- equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur; or
- equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

If an entity is deemed to be a VIE, an enterprise that absorbs a majority of the expected losses of the entity is considered the primary beneficiary and must consolidate the VIE.

As part of the Company's developer loan program, the Company funds loans to an entity that owns an undeveloped property. These loans are used to finance pre-construction costs related to the property, such as due diligence costs and land acquisition contract deposits, rather than costs to build on the property. As of December 31, 2008, the Company had one such loan outstanding with an aggregate unpaid principal amount of approximately $650. The Company has determined that its borrowers are VIEs under FIN 46. Each loan is secured, in part, by a personal guarantee by the borrowing entity's owner. The Company has concluded it is not the primary beneficiary of the VIE (and, therefore, the Company has not consolidated the VIE under FIN 46). The Company's maximum exposure to loss as a result of its involvement with these VIEs is the amount funded on the loans.

During June 2006, the Company entered into a revolving credit agreement with a third party borrower pursuant to which the Company agreed to provide up to $12,000 to support the borrower's capital contributions to a joint venture that provides franchise loans to franchisees of YUM! Brands, Inc. restaurant concepts such as Taco Bell, Kentucky Fried Chicken and Pizza Hut. The Company's commitment to make new loans was terminated in October 2007. As of December 31, 2008, the Company had advanced $6,154 under the agreement. The Company has determined that the borrower is a VIE under FIN 46. The Company's advances are secured by a pledge of the borrower's membership interest in the joint venture and a guaranty by one of the principals of the borrower. The Company has determined it is not the primary beneficiary of the VIE (and, therefore, the Company has not consolidated the VIE under FIN 46). The Company's maximum exposure to loss as a result of this investment is the amount advanced under the credit agreement.

Schedule of Real Estate and Accumulated Depreciation

(amounts in thousands)

December 31, 2008

SCHEDULE III

		INITIAL COST		COST CAPITALIZED SUBSEQUENT TO ACQUISITION		GROSS AMOUNT AT WHICH CARRIED AT CLOSE OF PERIOD		
DESCRIPTION & LOCATION	ENCUMBRANCES	LAND	BUILDING AND IMPROVEMENTS	LAND	BUILDING AND IMPROVEMENTS	LAND	BUILDING AND IMPROVEMENTS	TOTAL
Abbott Laboratories *Columbus OH*	$6,881	$1,025	$10,066	$ —	$ —	$1,025	$10,066	$11,091
Abbott Laboratories *Waukegan IL*	17,084	2,500	15,430	—	—	2,500	15,430	17,930
Aetna Life Insurance Company *Fresno CA*	19,993	3,000	19,462	—	849	3,000	20,311	23,311
Allstate Insurance Company *Charlotte, NC*	23,688	7,100	14,594	—	—	7,100	14,594	21,694
Allstate Insurance Company *Roanoke, VA*	25,220	3,200	20,930	—	—	3,200	20,930	24,130
AmeriCredit Corp. *Arlington, TX*	27,828	5,820	32,219	—	—	5,820	32,219	38,039
AMVESCAP PLC *Denver, CO*	56,770	7,200	55,395	—	383	7,200	55,778	62,978
Aon Corporation *Glenview, IL*	69,773	11,000	68,639	—	441	11,000	69,080	80,080
Baxter International, Inc. *Bloomington, IN*	5,840	1,200	9,181	—	—	1,200	9,181	10,381
Bunge North America, Inc. *Fort Worth, TX*	8,639	650	8,880	—	—	650	8,880	9,530
Cadbury Schweppes Holdings (US) *Whippany, NJ*	37,386	6,300	38,994	—	1,232	6,300	40,226	46,526
Capital One Financial Corporation *Plano, TX*	22,526	6,670	18,816	—	—	6,670	18,816	25,486
Choice Hotels International, Inc. *Silver Spring, MD*	30,080	5,500	37,188	—	256	5,500	37,444	42,944
Cott Corporation *Reading, PA*	—	1,550	2,870	—	—	1,550	2,870	4,420
County of Yolo, California *Woodland, CA*	12,985	2,300	12,850	—	—	2,300	12,850	15,150
Crozer-Keystone Health System *Ridley, PA*	3,716	—	5,015	—	864	—	5,879	5,879
CVS Corporation *Randolph, MA*	8,481	6,300	7,801	—	—	6,300	7,801	14,101
Factory Mutual Insurance Company *Johnston, RI*	—	—	44,909	—	—	—	44,909	44,909
Farmers Group, Inc. *Simi Valley, CA*	34,586	10,620	28,127	—	—	10,620	28,127	38,747
Farmers New World Life Insurance Company *Mercer Island, WA*	32,550	24,000	10,035	—	—	24,000	10,035	34,035
ITT Industries, Inc. *Herndon, VA*	46,194	5,300	40,221	—	9,528	5,300	49,749	55,049
Johnson Controls, Inc. *Largo, FL*	22,333	4,600	18,168	—	—	4,600	18,168	22,768

(Continued) DESCRIPTION & LOCATION	ACCUMULATED DEPRECIATION	DATE OF CONSTRUCTION	DATE ACQUIRED	LIFE ON WHICH DEPRECIATION IS COMPUTED
Abbott Laboratories *Columbus OH*	$1,046	1980, renovated in 2003 - 2004	11/5/2004	Various
Abbott Laboratories *Waukegan IL*	1,310	2000	8/9/2005	Various
Aetna Life Insurance Company *Fresno CA*	1,688	1 story office 1969, 2 story office 1984, 2 story parking 1997, interior renovated in 2000 & 2008, parking lot reconstructed in 2008	10/19/2006	Various
Allstate Insurance Company *Charlotte, NC*	1,105	1973, renovated in the 1990s	12/21/2005	Various
Allstate Insurance Company *Roanoke, VA*	1,585	1969/70, with an addition in 1981	12/21/2005	Various
AmeriCredit Corp. *Arlington, TX*	1,620	1999	12/28/2006	Various
AMVESCAP PLC *Denver, CO*	3,854	2001, first floor renovated in 2008	3/23/2006	Various
Aon Corporation *Glenview, IL*	7,495	1976, renovated in 1999 - 2001	8/19/2004	Various
Baxter International, Inc. *Bloomington, IN*	968	1996, renovation and warehouse addition in 2004	10/13/2004	Various
Bunge North America, Inc. *Fort Worth, TX*	377	2005	4/19/2007	Various
Cadbury Schweppes Holdings (US) *Whippany, NJ*	3,518	2005	1/6/2005	Various
Capital One Financial Corporation *Plano, TX*	1,659	1999, renovated in 2005	6/23/2005	Various
Choice Hotels International, Inc. *Silver Spring, MD*	3,793	Building 10720 – 1981, 10750 – 1971, 10770 – 1986	11/23/2004	Various
Cott Corporation *Reading, PA*	174	1969, renovated in 1975, 1987 & 1997	7/28/2006	Various
County of Yolo, California *Woodland, CA*	617	2001	1/30/2007	Various
Crozer-Keystone Health System *Ridley, PA*	620	1977, renovated in 2004	8/9/2004	Various
CVS Corporation *Randolph, MA*	830	1965, renovated in the 1980's and 1993	9/29/2004	Various
Factory Mutual Insurance Company *Johnston, RI*	3,059	1973	4/18/2007	Various
Farmers Group, Inc. *Simi Valley, CA*	1,348	Office 240M SF 1982, Training Facility (w/office) 21M SF 1999 & Warehouse 10M SF 1982	1/31/2007	Various
Farmers New World Life Insurance Company *Mercer Island, WA*	759	1982	12/22/2005	Various
ITT Industries, Inc. *Herndon, VA*	4,169	1999, interior renovated in 2005 – 2006	5/23/2005	Various
Johnson Controls, Inc. *Largo, FL*	1,481	1963 & 2001	12/12/2006	Various

Continued >

Schedule of Real Estate and Accumulated Depreciation

(amounts in thousands)

December 31, 2008

SCHEDULE III
(CONTINUED)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT TO ACQUISITION		GROSS AMOUNT AT WHICH CARRIED AT CLOSE OF PERIOD		
DESCRIPTION & LOCATION	ENCUMBRANCES	LAND	BUILDING AND IMPROVEMENTS	LAND	BUILDING AND IMPROVEMENTS	LAND	BUILDING AND IMPROVEMENTS	TOTAL
Koninklijke Ahold, N.V. *Levittown, PA*	$15,855	$4,000	$15,789	$ —	$ —	$4,000	$15,789	$19,789
Lowes Companies, Inc. *Aliso Viejo, CA*	44,498	26,600	20,831	—	—	26,600	20,831	47,431
N/A (Development Property) *Simi Valley, CA*	—	1,025	—	—	—	1,025	—	1,025
Nestlé Holdings, Inc. *Breinigsville, PA*	10,379	—	77,439	—	—	—	77,439	77,439
Nestlé Holdings, Inc. *Fort Wayne, IN*	5,783	—	37,313	—	—	—	37,313	37,313
Nestlé Holdings, Inc. *Lathrop, CA*	7,299	—	57,483	—	—	—	57,483	57,483
Omnicom Group, Inc. *Irving, TX*	14,204	2,620	11,800	—	151	2,620	11,951	14,571
Pearson Plc. *Lawrence, KS*	17,315	1,140	16,557	—	—	1,140	16,557	17,697
Qwest Corporation *Omaha, NE*	19,298	—	36,969	—	—	—	36,969	36,969
Qwest Corporation *Omaha, NE*	3,953	—	15,102	—	—	—	15,102	15,102
T-Mobile USA, Inc. *Nashville, TN*	10,885	2,450	11,774	—	—	2,450	11,774	14,224
The Kroger Co. *Various locations in KY (five), GA (four), and TN (two)*	58,770	—	84,702	—	—	—	84,702	84,702
The Travelers Corporation *Hartford, CT*	15,950	—	18,317	—	—	—	18,317	18,317
Tiffany & Co. *Parsippany, NJ*	61,526	7,400	62,150	—	47	7,400	62,197	69,597
Time Warner Entertainment Company, L.P. *Milwaukee, WI*	23,852	2,300	22,299	—	—	2,300	22,299	24,599
TJX Companies, Inc. *Philadelphia, PA*	78,369	6,100	79,734	—	—	6,100	79,734	85,834
United States Government (DEA) *Birmingham, AL*	12,219	1,000	11,643	—	(474)	1,000	11,169	12,169
United States Government (EPA) *Kansas City, KS*	25,177	250	29,476	—	—	250	29,476	29,726
United States Government (FBI) *Albany, NY*	13,866	3,000	12,834	—	—	3,000	12,834	15,834
United States Government (FBI) *Birmingham, AL*	20,280	2,200	20,171	—	1,603	2,200	21,773	23,973
United States Government (NIH) *N. Bethesda, MD*	62,322	10,350	61,537	—	—	10,350	61,537	71,887
United States Government (OSHA) *Sandy, UT*	18,924	1,750	18,484	—	—	1,750	18,484	20,234

(Continued) DESCRIPTION & LOCATION	ACCUMULATED DEPRECIATION	DATE OF CONSTRUCTION	DATE ACQUIRED	LIFE ON WHICH DEPRECIATION IS COMPUTED
Koninklijke Ahold, N.V. *Levittown, PA*	$1,007	2006	6/13/2006	Various
Lowes Companies, Inc. *Aliso Viejo, CA*	1,880	1965, renovated in 2004 - 2005	5/31/2005	Various
N/A (Development Property) *Simi Valley, CA*	—		5/24/2007	Various
Nestlé Holdings, Inc. *Breinigsville, PA*	3,297	1994	4/18/2007	Various
Nestlé Holdings, Inc. *Fort Wayne, IN*	1,588	1994	4/18/2007	Various
Nestlé Holdings, Inc. *Lathrop, CA*	2,447	1994	4/18/2007	Various
Omnicom Group, Inc. *Irving, TX*	1,041	1997	6/23/2005	Various
Pearson Plc. *Lawrence, KS*	1,126	1997	4/12/2006	Various
Qwest Corporation *Omaha, NE*	1,574	1991	4/18/2007	Various
Qwest Corporation *Omaha, NE*	735	1985	4/18/2007	Various
T-Mobile USA, Inc. *Nashville, TN*	627	2002	11/14/2006	Various
The Kroger Co. *Various locations in KY (five), GA (four), and TN (two)*	3,606	Various, 1995 - 1996	4/18/2007	Various
The Travelers Corporation *Hartford, CT*	891	1986	4/18/2007	Various
Tiffany & Co. *Parsippany, NJ*	5,066	Office & Warehouse - 1996-1997, Warehouse Mezzanine - 2000, Garage - 2001, East Wing Office - 2002, solar rooftop panels installed in 2006	9/28/2005	Various
Time Warner Entertainment Company, L.P. *Milwaukee, WI*	1,166	1903, renovated in 2001	11/28/2006	Various
TJX Companies, Inc. *Philadelphia, PA*	5,600	2001	3/10/2006	Various
United States Government (DEA) *Birmingham, AL*	894	2005	8/11/2005	Various
United States Government (EPA) *Kansas City, KS*	2,492	2003	8/11/2005	Various
United States Government (FBI) *Albany, NY*	699	1998, building expanded by 3M SF in 2008	10/25/2006	Various
United States Government (FBI) *Birmingham, AL*	1,772	2005, building expanded by 10M SF in 2007	8/11/2005	Various
United States Government (NIH) *N. Bethesda, MD*	5,092	1989	9/9/2005	Various
United States Government (OSHA) *Sandy, UT*	1,566	2004	8/11/2005	Various

Continued >

Schedule of Real Estate and Accumulated Depreciation

(amounts in thousands)

December 31, 2008

SCHEDULE III
(CONTINUED)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT TO ACQUISITION		GROSS AMOUNT AT WHICH CARRIED AT CLOSE OF PERIOD		
DESCRIPTION & LOCATION	ENCUMBRANCES	LAND	BUILDING AND IMPROVEMENTS	LAND	BUILDING AND IMPROVEMENTS	LAND	BUILDING AND IMPROVEMENTS	TOTAL
United States Government (SSA) *Austin, TX*	$5,948	$1,100	$4,373	—	$138	$1,100	$4,511	$5,611
United States Government (VA) *Ponce, PR*	6,078	2,120	10,252	—	—	2,120	10,252	12,372
Walgreen Co. *Pennsauken, NJ*	1,733	463	2,629	—	—	463	2,629	3,092
Walgreen Co. *Portsmouth, VA*	3,099	618	3,560	—	—	618	3,561	4,179
	$1,070,135	**$192,321**	**$1,263,008**	**$ —**	**$15,018**	**$192,321**	**$1,278,026**	**$1,470,347**

(Continued) DESCRIPTION & LOCATION	ACCUMULATED DEPRECIATION	DATE OF CONSTRUCTION	DATE ACQUIRED	LIFE ON WHICH DEPRECIATION IS COMPUTED
United States Government (SSA) *Austin, TX*	$342	2005	8/11/2005	Various
United States Government (VA) *Ponce, PR*	1,068	2000, HVAC system replaced in 2008	11/1/2004	Various
Walgreen Co. *Pennsauken, NJ*	274	1996	11/1/2004	Various
Walgreen Co. *Portsmouth, VA*	369	1998	11/1/2004	Various
	$89,294			

Schedule of Real Estate and Accumulated Depreciation

(amounts in thousands)

December 31, 2008

SCHEDULE III
(CONTINUED)

Reconciliation of real estate owned		
Balance-December 31, 2005		**$693,814**
Property acquisitions	$328,220	
Costs capitalized subsequent to acquisition	8,187	
Balance-December 31, 2006		**$1,030,221**
Property acquisitions	$432,762	
Costs capitalized subsequent to acquisition	3,169	
Balance-December 31, 2007		**$1,466,152**
Property acquisitions	$ —	
Costs capitalized subsequent to acquisition	4,195	
Balance-December 31, 2008		**$1,470,347**

Reconciliation of accumulated depreciation		
Balance-December 31, 2005		**$8,399**
Additions during the year:		
Depreciation on property	$17,482	
Balance-December 31, 2006		**$25,881**
Additions during the year:		
Depreciation on property	$29,994	
Balance-December 31, 2007		**$55,875**
Additions during the year:		
Depreciation on property	$33,419	
Balance-December 31, 2008		**$89,294**

Schedule of Loans Held for Investment

(amounts in thousands)

December 31, 2008

SCHEDULE IV

DESCRIPTION & LOCATION	INTEREST RATE	FINAL MATURITY DATE	PERIODIC PAYMENT TERMS	PRIOR LIENS	FACE AMOUNT OF MORTGAGES	CARRYING AMOUNT OF MORTGAGES[1]	PRINCIPAL AMOUNT OF LOANS SUBJECT TO DELINQUENT PRINCIPAL OR INTEREST
Long-Term Mortgage Loans							
Autozone, Inc. *Douglas and Valdosta, GA*	6.50%	Nov 2022	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	$1,821	$1,821	$ —
Bank of America, N.A. *Mt. Airy, MD*	6.42%	Dec 2026	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	3,366	3,366	—
Bank of America, N.A. *Glenview, IL*	6.34%	Dec 2028	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	4,298	4,298	—
Best Buy Co., Inc. *Chicago, IL*	6.40%	Mar 2025	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	17,409	17,409	—
City of Jasper, Texas *Jasper, TX*	7.00%	Nov 2024	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	1,595	1,553	—
CVS Corporation *Asheville, NC*	6.53%	Jan 2026	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	2,160	2,215	—
CVS Corporation *Oak Ridge, NC*	6.99%	Aug 2024	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	2,952	2,952	—
CVS Corporation *Bangor, PA*	6.28%	Jan 2026	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	2,218	2,183	—
CVS Corporation *Athol, MA*	6.46%	Jan 2025	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	1,336	1,336	—
CVS Corporation *Washington, DC*	8.10%	Jan 2023	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	2,276	2,415	—
CVS Corporation *Bluefield, WV*	8.00%	Jan 2021	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	1,194	1,290	—
CVS Corporation *Sunbury, PA*	7.50%	Jan 2021	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	1,483	1,451	—
CVS Corporation *Southington, CT*	8.26%	Jan 2020	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	1,633	1,799	—
CVS Corporation *Willimantic, CT*	8.26%	Jan 2023	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	1,889	2,095	—
CVS Corporation *Stow, OH*	8.26%	Jan 2020	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	2,188	2,409	—
CVS Corporation *Greensboro, GA*	6.52%	Jan 2030	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	1,302	1,302	—
CVS Corporation *Shelby Twp., MI*	5.98%	Jan 2031	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	2,465	2,465	—
CVS Corporation *Evansville, IN*	6.22%	Jan 2033	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	3,273	3,273	—
Harris Bankcorp, Inc. *Chicago, IL*	6.81%	Aug 2025	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	4,181	4,181	—
Home Depot USA, Inc. *Chelsea, MA*	5.36%	Jan 2031	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	8,112	8,112	—
Home Depot USA, Inc. *Tullytown, PA*	6.62%	Jan 2033	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	8,367	8,367	—

Continued >

Schedule of Loans Held for Investment

(amounts in thousands)

December 31, 2008

SCHEDULE IV
(CONTINUED)

DESCRIPTION & LOCATION	INTEREST RATE	FINAL MATURITY DATE	PERIODIC PAYMENT TERMS	PRIOR LIENS	FACE AMOUNT OF MORTGAGES	CARRYING AMOUNT OF MORTGAGES[1]	PRINCIPAL AMOUNT OF LOANS SUBJECT TO DELINQUENT PRINCIPAL OR INTEREST
Kohls Corporation *Chicago, IL*	6.69%	May 2030	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	$46,454	$46,454	—
Koninklijke Ahold, N.V. *Bensalem, PA*	7.24%	May 2020	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	2,798	2,846	—
Koninklijke Ahold, N.V. *North Kingstown, RI*	7.50%	Nov 2025	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	6,331	6,313	—
Koninklijke Ahold, N.V. *Tewksbury, MA*	7.50%	Jan 2027	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	6,226	6,221	—
Koninklijke Ahold, N.V. *Upper Darby Township, PA*	7.29%	Apr 2024	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	6,160	5,910	—
Koninklijke Ahold, N.V. *Danvers, MA*	7.90%	May 2026	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	22,541	24,062	—
Lowes Companies, Inc. *Framingham, MA*	5.87%	Sep 2031	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	27,370	27,370	—
Lowes Companies, Inc. *Matamoras, PA*	6.61%	May 2030	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	7,032	7,032	—
National City Bank *Chicago, IL*	5.89%	Dec 2024	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	2,873	2,942	—
Neiman Marcus Group, Inc. *Las Vegas, NV*	6.06%	Nov 2021	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	6,341	6,840	—
United States Postal Service *Scammon Bay, AK*	7.05%	Oct 2021	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	846	861	—
University of Connecticut Health Center *Farmington, CT*	6.34%	Nov 2024	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	20,157	20,834	—
Walgreen Co. *Nacogdoches, TX*	6.80%	Sep 2030	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	3,499	3,499	—
Walgreen Co. *Rosemead, CA*	6.26%	Dec 2029	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	5,045	5,045	—
Walgreen Co. *Montebello, CA*	6.10%	Feb 2030	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	4,360	4,360	—
Walgreen Co. *Dallas, TX*	6.46%	Dec 2029	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	3,283	3,283	—
					246,834	**250,164**	—

Schedule of Loans Held for Investment

(amounts in thousands)

December 31, 2008

SCHEDULE IV
(CONTINUED)

DESCRIPTION & LOCATION	INTEREST RATE	FINAL MATURITY DATE	PERIODIC PAYMENT TERMS	PRIOR LIENS	FACE AMOUNT OF MORTGAGES	CARRYING AMOUNT OF MORTGAGES[1]	PRINCIPAL AMOUNT OF LOANS SUBJECT TO DELINQUENT PRINCIPAL OR INTEREST
Corporate Credit Notes							
Albertsons, LLC *Los Angeles, CA*	6.50%	Sep 2013	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	$246	$230	$ —
Albertsons, LLC *Norwalk, CA*	6.33%	Dec 2013	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	273	270	—
Best Buy Co., Inc. *Olathe, KS*	5.40%	Jun 2013	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	987	959	—
Best Buy Co., Inc. *Wichita Falls, TX*	6.15%	Nov 2012	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	358	346	—
CVS Corporation *Garwood, NJ*	6.12%	Aug 2013	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	478	469	—
CVS Corporation *Kennett Square, PA*	6.40%	Oct 2012	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	395	387	—
CVS Corporation *Commerce, MI*	5.85%	May 2013	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	283	276	—
CVS Corporation *Rutherford College, NC*	6.12%	Oct 2013	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	214	211	—
CVS Corporation *Clemmons, NC*	5.54%	Jan 2015	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	192	186	—
CVS Corporation *Rockingham, NC*	6.12%	Oct 2013	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	244	240	—
CVS Corporation *Knox, IN*	7.60%	Dec 2011	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	124	124	—
Federal Express Corporation *Bellingham, WA*	5.78%	Mar 2015	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	260	256	—
FedEx Ground Package System, Inc. *Reno, NV*	5.90%	Oct 2014	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	901	894	—
FedEx Ground Package System, Inc. *McCook, IL*	5.89%	Feb 2015	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	1,877	1,861	—
Hercules Incorporated *Wilmington, DE*	9.32%	May 2013	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	19,835	19,835	—
Lowes Companies, Inc. *N. Windham, ME*	5.28%	Sep 2015	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	868	854	—
PerkinElmer, Inc. *Warwick, RI*	7.68%	Jan 2012	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	370	365	—
PerkinElmer, Inc. *Beltsville, MD*	7.35%	Dec 2011	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	270	268	—
PerkinElmer, Inc. *Daytona Beach, FL*	7.35%	Dec 2011	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	122	122	—
PerkinElmer, Inc. *Phelps, NY*	7.35%	Dec 2011	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	114	113	—
Staples, Inc. *Odessa, TX*	6.41%	Sep 2012	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	199	192	—

Continued >

Schedule of Loans Held for Investment

(amounts in thousands)

December 31, 2008

SCHEDULE IV
(CONTINUED)

DESCRIPTION & LOCATION	INTEREST RATE	FINAL MATURITY DATE	PERIODIC PAYMENT TERMS	PRIOR LIENS	FACE AMOUNT OF MORTGAGES	CARRYING AMOUNT OF MORTGAGES(1)	PRINCIPAL AMOUNT OF LOANS SUBJECT TO DELINQUENT PRINCIPAL OR INTEREST
Walgreen Co. *Delray Beach, FL*	6.20%	Jan 2013	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	$289	$288	—
Walgreen Co. *Waterford, MI*	5.50%	Jun 2013	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	495	474	—
Walgreen Co. *Riverside, CA*	6.10%	Dec 2013	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	329	324	—
Walgreen Co. *Jefferson City, TN*	5.49%	May 2015	Principal and Interest are payable monthly at a level amount, over the life to maturity	N/A	551	551	—
					30,274	**30,095**	—
Mezzanine and Other Investments							
Eden Hylan Seaview LLC *Staten Island, NY*	10.00%	Jan 2009	Principal and Interest are payable monthly at a varying amount, over the life to maturity	3,642	650	650	—
West End Mortgage Finance Fund I L.P. *Various*	10.00%	Jan 2009	Principal and Interest are payable monthly at a varying amount, over the life to maturity	N/A	6,154	6,154	—
				3,642	6,804	6,804	—
Allowance for loan losses					—	(500)	—
Total				**$3,642**	**$283,912**	**$286,563**	**$ —**

(1) The aggregate cost for federal income tax purposes is $287,063

Schedule of Loans Held for Investment

(amounts in thousands)

December 31, 2008

SCHEDULE IV
(CONTINUED)

Balance-December 31, 2005		**$298,377**
Additions during the year:		
New loan investments	$122,988	
Deductions during the year:		
Principal received	(69,196)	
Amortization of unearned discounts and premiums	(84)	
Loans sold	(78,000)	
Balance-December 31, 2006		**$274,085**
Additions during the year:		
New loan investments	$9,107	
Deductions during the year:		
Principal received	(12,961)	
Amortization of unearned discounts and premiums	(88)	
Balance-December 31, 2007		**$270,143**
Additions during the year:		
New loan investments	$ —	
Deductions during the year:		
Securities reclassified to loan investments	24,453	
Principal received	(6,863)	
Principal written off as uncollectible	(498)	
Allowance for loan losses	(500)	
Amortization of unearned discounts and premiums	(172)	
Balance-December 31, 2008		**$286,563**

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Pursuant to Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Changes in Internal Controls

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting immediately precedes *Item 8. Financial Statements and Supplementary Data*, and is incorporated herein by reference.

Item 9B. Other Information.

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2009 annual meeting of stockholders.

Because our common stock is listed on the NYSE, Paul H. McDowell, our Chief Executive Officer, certified to the NYSE on June 27, 2008, pursuant to Section 303A.12 of the NYSE's listing standards, that he was not aware of any violation by us of the NYSE's corporate governance listing standards as of that date. We also have filed as exhibits to this Annual Report on Form 10-K the certifications of our Chief Executive Officer and our Chief Financial Officer required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2009 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2009 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2009 annual meeting of stockholders.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2009 annual meeting of stockholders.

Part IV.

Item 15. Exhibits and Financial Statement Schedules.

(a) and (c)

The consolidated financial statements and supplementary data (including financial statement schedules) are included in this report under Item 8 of Part II hereof.

See the exhibit index included herein for a list of exhibits to this report.

(b) Exhibits

The following is a list of exhibits filed as part of this annual report on Form 10-K. Where so indicated, exhibits that were previously filed are incorporated by reference.

EXHIBIT NO.	DESCRIPTION
3.1[1]	Articles of Amendment and Restatement of the registrant
3.2[2]	Articles of Amendment to Articles of Incorporation of the registrant
3.3[3]	Articles Supplementary Establishing the Rights and Preferences of the 8.125% Series A Cumulative Redeemable Preferred Stock of the registrant
3.4[1]	Amended and Restated Bylaws of the registrant
3.5[2]	First Amendment to Amended and Restated Bylaws of the registrant
4.1[1]	Form of Certificate evidencing the Common Stock, par value $0.01 per share, of the registrant
4.2[4]	Junior Subordinated Indenture between CapLease, LP and JPMorgan Chase Bank, National Association, as trustee, dated December 13, 2005
4.3[4]	Amended and Restated Trust Agreement among CapLease, LP, JPMorgan Chase Bank, National Association, Chase Bank USA, National Association and the Administrative Trustees named therein, dated December 13, 2005
4.4[5]	Indenture among the registrant, CapLease, LP, CapLease Debt Funding, LP, CapLease Services Corp., CapLease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (including form of 7.50% Convertible Senior Note due 2027) dated as of October 9, 2007
4.5[6]	First Amended and Restated Limited Partnership Agreement of CapLease, LP, dated June 13, 2006
10.1[7]	Promissory Note (Note A), dated October 28, 2004, of CLF 1000 Milwaukee Avenue LLC in favor of Wachovia Bank, National Association
10.2[8]	Promissory Note, dated December 9, 2004, of the registrant in favor of Wachovia Bank, National Association
10.3[11]	Promissory Note, dated February 25, 2005, of CLF Parsippany LLC in favor of Wachovia Bank, National Association
10.4[13]	Indenture, dated as of March 10, 2005, by and among CapLease CDO 2005-1, Ltd., CapLease CDO 2005-1 Corp., CapLease Investment Management, LLC and LaSalle Bank National Association
10.5[14]	Sales Agreement, dated as of August 15, 2005, between Cantor Fitzgerald & Co. and the registrant
10.6[14]	Sales Agreement, dated as of August 15, 2005, between Brinson Patrick Securities Corporation and the registrant
10.7[15]	Promissory Note, dated August 16, 2005, of CLF FBI Birmingham LLC in favor of Wachovia Bank, National Association
10.8[15]	Promissory Note, dated August 16, 2005, of CLF DEA Birmingham LLC in favor of Wachovia Bank, National Association
10.9[15]	Promissory Note, dated August 16, 2005, of CLF SSA Austin, LP in favor of Wachovia Bank, National Association
10.10[15]	Trust Indenture dated as of February 1, 2001 between Unified Government of Wyandotte County, Kansas City, Kansas, as issuer, and Security Bank of Kansas City, as trustee
10.11[15]	Lease dated as of February 1, 2001 between Unified Government of Wyandotte County, Kansas City, Kansas and Kansas EPA Laboratory, LLC
10.12[15]	Trust Indenture dated as of December 1, 2002 between Utah Tech Center, LLC, as issuer, and Security Bank of Kansas City, as trustee

EXHIBIT NO.	DESCRIPTION
10.13[15]	Promissory Note, dated as of September 9, 2005, of CapLease Credit LLC in favor of Wachovia Bank, National Association
10.14[15]	Promissory Note, dated as of September 28, 2005, of CLF Sylvan Way LLC in favor of Wachovia Bank, National Association
10.15[4]	Parent Guarantee Agreement between the registrant and JPMorgan Chase Bank, National Association, as guarantee trustee, dated December 13, 2005
10.16[16]	Promissory Note, dated as of December 21, 2005, of CLF McCullough Drive Charlotte LLC and CLF Electric Road Roanoke LLC in favor of LaSalle Bank National Association
10.17[18]	Membership Interests Purchase Agreement dated as of March 14, 2007 between EntreCap Financial LLC and CapLease, LP
10.18[5]	Registration Rights Agreement, dated as of October 9, 2007, between the registrant and Deutsche Bank Securities Inc., as representative of the several initial purchasers of the convertible senior notes due 2027
10.19[19]	Loan Agreement, dated as of December 17, 2007, between CapLease 2007-STL LLC, as borrower, and KBC Bank, N.V., acting through its New York Branch, as lender and administrative agent
10.20[20]	Credit Agreement, dated as of April 29, 2008, among CapLease Debt Funding, LP, as the borrower, PREFCO II Limited Partnership, as a guarantor, the registrant, as a guarantor, CapLease, LP, as a guarantor, CapLease Services Corp., as a guarantor, and Wachovia Bank, National Association, as administrative agent and initial lender
*10.21[9]	Amended and Restated 2004 Stock Incentive Plan of the registrant (Effective June 14, 2006)
*10.22[10]	Form of Non-Employee Director Restricted Stock Award Agreement
*10.23[17]	Form of Executive Officer Restricted Stock Agreement
*10.24[12]	Form of Employment Agreement between each of Paul H. McDowell, William R. Pollert, Shawn P. Seale and Robert C. Blanz, and the registrant
*10.25[21]	Amendment No. 1 to the Employment Agreement dated as of March 24, 2004 between Robert C. Blanz and the registrant, dated February 13, 2007
*10.26[17]	Employment Agreement, dated as of February 13, 2007, between Paul Hughes and the registrant
*10.27	Summary of Independent Director Compensation for Fiscal 2008
12.1	Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends
21.1	List of Subsidiaries
23.1	Consent of McGladrey & Pullen LLP
31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* *Denotes compensatory plans or arrangement or management contracts required to be filed as exhibits to this Annual Report on Form 10-K.*

(1) *Incorporated by reference from the registrant's Amendment No. 4 to Registration Statement on Form S-11 filed with the Securities and Exchange Commission on March 8, 2004 (File No. 333-110644).*

(2) *Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2007.*

(3) *Incorporated by reference from the registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 17, 2005.*

(4) *Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.*

(5) *Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007.*

(6) *Incorporated by reference from the registrant's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 14, 2008 (File No. 333-148649).*

(7) *Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2004.*

(8) *Incorporated by reference from the registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 15, 2004.*

(9) *Incorporated by reference from the registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 17, 2006.*

(10) *Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2006.*

(11) *Incorporated by reference from the registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 3, 2005.*

(12) *Incorporated by reference from the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2005.*

(13) *Incorporated by reference from the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2005.*

(14) *Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2005.*

(15) *Incorporated by reference from the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005.*

(16) Incorporated by reference from the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.

(17) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2007.

(18) Incorporated by reference from the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.

(19) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2007.

(20) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2008.

(21) Incorporated by reference from the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2008.

Part V.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPLEASE, INC.
Registrant

/s/Paul H. McDowell
Paul H. McDowell
Chairman of the Board and Chief Executive Officer
March 6, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/Paul H. McDowell
Paul H. McDowell
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)
March 6, 2009

/s/William R. Pollert
William R. Pollert
President and Director
March 6, 2009

/s/Shawn P. Seale
Shawn P. Seale
Senior Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)
March 6, 2009

/s/John E. Warch
John E. Warch
Senior Vice President and
Chief Accounting Officer
(Principal Accounting Officer)
March 6, 2009

/s/Michael E. Gagliardi
Michael E. Gagliardi
Director
March 6, 2009

/s/Stanley Kreitman
Stanley Kreitman
Director
March 6, 2009

/s/Jeffrey F. Rogatz
Jeffrey F. Rogatz
Director
March 6, 2009

/s/Howard A. Silver
Howard A. Silver
Director
March 6, 2009

CORPORATE INFORMATION

DIRECTORS

Paul McDowell
Chairman and
Chief Executive Officer
CapLease, Inc.

William Pollert
President
CapLease, Inc.

Mike Gagliardi (2, 3)
Managing Director
HSBC-Halbis

Stanley Kreitman (1, 2)
Senior Advisory Board Member
Signature Bank

Jeff Rogatz (1, 2, 3)
President
Ridgeway Capital LLC

Howard Silver (1, 3, 4)
Former Chief Executive Officer
President
Equity Inns, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
(4) Lead Independent Director

OFFICERS

Paul McDowell
Chairman and
Chief Executive Officer

William Pollert
President

Shawn Seale
Senior Vice President
Chief Financial Officer

Robert Blanz
Senior Vice President
Chief Investment Officer

Paul Hughes
General Counsel
Corporate Secretary

INVESTOR RELATIONS

For help with questions about the Company, and to receive additional corporate information, please contact:
Brad Cohen
CapLease, Inc.
1065 Avenue of the Americas
New York, NY 10018
tel: 212-217-6393

HEADQUARTERS

CapLease, Inc.
1065 Avenue of the Americas
New York, NY 10018
tel: (212) 217-6300
fax: (212) 217-6301
www.caplease.com

REGISTRAR AND TRANSFER AGENT

American Stock
Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, NY 10038
(866) 668-6550
www.amstock.com

CAPLEASE DRIP/DSP PLAN

CapLease maintains a dividend reinvestment and direct stock purchase plan.

For more information on the plan, including a prospectus and plan enrollment forms, please visit our transfer agent's website at www.amstock.com or call (866) 706-0513.

CapLease
The Net Lease Company

CapLease, Inc.
1065 Avenue of the Americas
New York, NY 10018
tel: (212) 217-6300
fax: (212) 217-6301
www.caplease.com